
05007868

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME First Pacific Company

*CURRENT ADDRESS

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 8316 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/16/05

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

ANNUAL REPORT 2004










GO
AHEAD

CORPORATE PROFILE

FIRST PACIFIC IS A HONG KONG-BASED INVESTMENT AND MANAGEMENT COMPANY WITH OPERATIONS LOCATED IN SOUTHEAST ASIA. ITS PRINCIPAL BUSINESS INTERESTS RELATE TO TELECOMMUNICATIONS AND CONSUMER FOOD PRODUCTS.

LISTED IN HONG KONG, FIRST PACIFIC'S SHARES ARE ALSO AVAILABLE IN THE UNITED STATES THROUGH AMERICAN DEPOSITARY RECEIPTS.

FIRST PACIFIC'S PRINCIPAL INVESTMENTS ARE SUMMARIZED ON THE INSIDE BACK COVER.

FINANCIAL HIGHLIGHTS


Contribution from Operations
US$ millions
150
120
90
60
30
0
00
01
02
03
04


Recurring Profit
US$ millions
150
120
90
60
30
0
00
01
02
03
04


Market Capitalization
US$ billions
1.0
0.8
0.6
0.4
0.2
0
00
01
02
03
04


Contribution by Country
US$ millions
120
100
80
60
40
20
0
Philippines
Indonesia
2003
2004


Adjusted NAV by Country
31 December 2004
27%
73%
US$ millions
Philippines 999.0
Indonesia 378.6
Total 1,377.6


First Pacific
Share Price Performance
HK$
2.6
2.4
2.2
2.0
1.8
1.6
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Feb 05



COURSE SET TO BUILD LONG TERM VALUE

CHAIRMAN'S LETTER

Dear Shareholder:

During 2004 First Pacific experienced fundamental changes - further strengthening and consolidating its investments in the telecommunications sector, while in the consumer food products sector we have begun a substantive effort designed to revitalize and re-energize our operations in an effort to accelerate growth.

That is why at the Indofood shareholders' meeting in 2004 I assumed the role of President Director and CEO, concurrent to my present role at First Pacific. I believe there are substantial opportunities for growth at Indofood, and it is my intention that Indofood examine each one, develop a plan to capitalize upon them, and execute its plans well. Indofood possesses significant economies of scale, and its management team is committed to capitalizing on those in order to build and expand Indofood's market reach further. While much work remains, I am confident the course we have set Indofood on will only build value over the long term.

It is an approach very much in line with what our team of Manny, Ed and the others of First Pacific have accomplished at PLDT. When we first became the largest single shareholder of PLDT, we knew there would be much to prove in order that investors would recognize that we had identified an investment with significant opportunity for value creation. PLDT's 2004 performance is testament to the years spent nurturing and growing that investment.

Across the First Pacific portfolio, our businesses are experiencing a period of accelerated growth, reorganization or rebuilding. At Metro Pacific, management there has finally accomplished the task of nearly eliminating their parent company debt, and focus is now returning to rebuilding and new growth.

There is a quiet transformation taking place across First Pacific, wherein our value proposition is being redefined and rebuilt. I am confident that the efforts undertaken last year credibly demonstrates the new First Pacific we are building.

Cordially,

ANTHONI SALIM
Chairman
14 March 2005


FIRST PAC
AN ACTIVE
NVESTOR



MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER'S LETTER

My Fellow Shareholder:

The year just passed saw First Pacific stronger and more able to manage the complexities of its various businesses.

Indeed, 2004 marks a year wherein your Company closed another cycle of transformation and reinvention. The two primary markets where our businesses are located, Indonesia and the Philippines, have been particularly challenged in moving past their respective economic and political crises in recent years, and the new stability in both of these countries sets the stage for the next chapter in our own history.

In the Philippines for example, PLDT continues to grow at a rapid pace, consolidating its dominant market positions in both the Fixed Line and Wireless telecommunications sectors. In fact, as of this writing more than 20 million Filipinos - nearly one in four of all Filipino citizens - are either a PLDT Fixed Line, Wireless or Data subscriber. This tremendous growth, from the mere two million Fixed Line subscribers PLDT had when we first invested in it in late 1998, underlies First Pacific's ability to grow and manage an investment, even during the volatility of recent years.

Metro Pacific is also nearing the conclusion of its self-administered, four year period of debt reduction and corporate rehabilitation, and is now positioned for new growth.

In Indonesia, Indofood sustained sales levels, and improved its key metrics of gross and operating margins in the face of fierce market competition. Indofood is achieving substantial progress on its business restructuring and debt management programs, a process initiated last year. This, coupled with the strong brand equity for many of Indofood's products, should be factors that can positively influence Indofood's performance in 2005 and beyond.

Consequently, First Pacific's ability to achieve results in these two markets over the past year caused the 81.5 per cent improvement in our attributable net profit, from US$74.1 million in 2003 to US$134.5 million in 2004. This result includes the gain of US$17.1 million from our disposal of a 49 per cent interest in Escotel. We sold our interest in Escotel mainly because the market environment for that investment had become too adverse for growth, and we saw little prospect of growing that business into a highly scalable one.

Overall, turnover decreased slightly to US$2,054.6 million, reflecting depreciation of the rupiah vis-à-vis the U.S. dollar and increased competition for Indofood. However, recurring profit increased 57 per cent to US$127.4 million. Shareholders' equity multiplied nearly five times to US$294.6 million compared with US$51.1 million in 2003, all principally attributable to our improved net profit, the restatement of certain exchange and goodwill reserves, and the Escotel disposal. First Pacific's net debt position also improved during the year, and our consolidated gearing ratio as of year-end 2004 stood at 1.29 times versus 2.12 times in 2003.

First Pacific Share Price Performance


HK$
2.6
2.4
2.2
2.0
1.8
1.6
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Feb 05

These substantially improved results enabled your Company to raise US$199 million in January 2005 from the issuance of five-year zero-coupon exchangeable notes, additional resources by which we can explore opportunities with significant growth, in line with our principal strategic objectives across the region.

We are exploring new businesses by initially asking two key questions: Does the investment possess significant value enhancement potential? Can we be assured of management control in order to extract value? It is important to be able to readily and confidently answer both. For while positive growth momentum has returned to Asia, the appetite for risk remains relatively cautious, and investment cycles are shorter and more volatile than before.

We believe that our present investment portfolio will be able to provide robust answers to these questions. In Indonesia, we are placing considerable currency in management's present business re-examination and re-engineering, and look to recent developments such as the February 2005 joint venture agreement with Nestle S.A. as evidence that considerable growth potential exists. At Metro Pacific, we are examining potential opportunities for First Pacific in the Philippines' infrastructure sector.

In the telecommunications industry, through our PLDT and Smart franchises, we have proven there can be significant potential for value creation in the emerging market telecoms sector. We have also shown that a certain business model - a vertically integrated, convergent one, with substantial scale and multiple technology platforms - provides the greatest revenue diversity, growth dynamics, and competitive strength.

I would like to close my report by noting that next year, 2006, will mark the 25th anniversary of First Pacific. Throughout the nearly two-and-a-half decades that just passed, we have written a colorful history, from our beginnings as a modest financial services firm called Overseas Union Finance Limited. Today, First Pacific is again refocused and repositioned to begin a new cycle of value creation.

Thank you most sincerely for your support.

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer
14 March 2005

REVIEW OF 2004 GOALS

First Pacific

- Continue to explore value-enhancing and expansion opportunities in the region, primarily in telecoms and consumer food products
  In progress. Actively seeking and evaluating investments and expanding opportunities in line with the Company's principal strategic objectives in the region.
- Further strengthening corporate governance practices
  Achieved. Mr. Graham Pickles has been appointed as an Independent Non-executive Director and Chairman of the Audit Committee. First Pacific Board approved the adoption of the Code on Corporate Governance Practices and has undertaken a comprehensive Group wide review designed to elicit detailed information in relation to all connected or potentially connected and continuing connected transactions involving First Pacific or its subsidiary companies.
- Conclude disposal of interest in Escotel
  Achieved. The disposal was completed on 10 June 2004 and recorded a net gain on disposal of US$17.1 million.

PLDT

- Sustain earnings growth momentum of the PLDT Group driven by Smart, stability of PLDT's Fixed Line business and improved profits at ePLDT
  Achieved. Net profits of the Wireless and Fixed Line segments improved by Pesos 17.7 billion (US$315 million) and Pesos 8.5 billion (US$151 million), respectively, while ePLDT's loss widened by Pesos 309 million (US$6 million) to Pesos 693 million (US$12 million) and resulted from making a one-off impairment provision. Overall, PLDT reported record high consolidated net income of Pesos 28 billion (US$500 million).
- Continue to maximize cash flows for debt reduction
  Achieved. Consolidated free cash flow improved by 65 per cent to Pesos 37.3 billion (US$665 million). Fixed Line repaid US$500 million of debt which was 43 per cent ahead of target.
- Be in a position to restore dividends to common shareholders in 2005
  Achieved. Declared common dividend of Pesos 14 per share to be paid on 12 May 2005, representing 10 per cent of the normalized net income attributable to common shareholders for the year ended 31 December 2004.

Indofood

- Maintain market leadership position
  Achieved. Noodles, flour and edible oils and fats divisions maintained their market leadership positions, remained the principal revenue contributors and accounted for 85 per cent of the consolidated sales of Rupiah 17.9 trillion (US$2.0 billion).
- Continue to focus on branded products, increase revenue through domestic, regional and international business development
  Achieved. Sales volume of branded cooking oils increased by 7 per cent to 310 thousand tons. Indofood was able to sustain consolidated net sales of Rupiah 17.9 trillion (US$2.0 billion) in a fiercely competitive environment.
- Redevelop business strategy with reorganized management teams
  Achieved. A reorganized management team lead by Anthoni Salim, President Director and CEO, developed strategies to improve Indofood's operations by streamlining supply, value and process chains, to strengthen its distribution networks and to leverage strong brands to maintain market leadership and to accelerate organic growth.

Metro Pacific

- Substantially complete development plans for Metro Pacific's property portfolio, in particular the 10-hectare property in the Bonifacio Global City
  Alternatively achieved. The 10-hectare property in the Bonifacio Global City was used to settle Pesos 2.1 billion (US$37 million) principal debt owed to Metropolitan Bank and Trust Company, which in turn strengthened the balance sheet and significantly reduced interest expenses going forward.
- Enhance and expand Landco offerings while improving profitability
  Achieved. Terrazas de Punta Fuego, Leisure Farms and Ponderosa projects recorded strong sales performance. Profit improved by 26 per cent to Pesos 73 million (US$1.3 million).

GOALS FOR 2005

First Pacific

- Improve share price performance
- Continue to evaluate value-enhancing opportunities in the region that have potential to provide synergies with the existing operations principally in the telecommunications, consumer food products, property and infrastructure sectors
- Raise funds and financing for expansion opportunities
- Continue to enhance recurrent profits and cash flow
- Pay dividends to shareholders in respect of the 2005 financial year, subject to continued strong performance by PLDT and Indofood
- Continue to strengthen corporate governance practices

PLDT

- Continue to reduce debts by US$500 million and increase dividends to common shareholders to a minimum of 15 per cent of 2005 earnings per share
- Maintain market leadership by introducing more product innovations
- Commence the upgrade to an IP- based network and increase broadband capabilities
- Develop bundled products and services across the Fixed Line, Wireless and Information and Communications Technology business groups

Indofood

- Continue to maintain market leadership position
- To enhance shareholders' value through separately listing the Bogasari flour division
- Continue to focus on implementing Indofood's business strategy, cut costs, increase distribution efficiency, as well as streamline product lines and business processes
- Manage foreign currency exposure by reducing foreign currency borrowings
- Explore expansion opportunities in the Asian consumer food products industry and leverage potential synergies with Indofood

Metro Pacific

- Continue to explore investment opportunities in property and infrastructure sectors
- Complete debt reduction program and significantly reduce contingent liabilities
- Position Landco for new growth by participating in provincial shopping centers and hotel management businesses
- Implement the rehabilitation plan for Nenaco

BOARD OF DIRECTORS



ANTHONI SALIM
Chairman

Age 56, born in Indonesia. Mr. Salim is the son of Soedono Salim. He graduated from Ewell County Technical College in London. Mr. Salim is the President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk, and holds positions as Commissioner and Director in various companies, including Elders Australia Limited and Futuris Corporation Limited.

Mr. Salim serves on the Boards of Advisors of several multi-national companies. He was a member of the GE International Advisory Board from September 1994, and is currently a member of the Advisory Board of ALLIANZ Group, an insurance company based in Germany, and Rabo Bank of the Netherlands. He joined the Asia Business Council in September 2004.

Mr. Salim has served as a Director of First Pacific since 1981 and assumed the role of Chairman in June 2003.



MANUEL V. PANGILINAN
Managing Director and
Chief Executive Officer

Age 58, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the Company in 1981, was appointed Executive Chairman in February 1999 and resumed the role of Managing Director and CEO in June 2003.

Mr. Pangilinan also served as President and CEO of PLDT since November 1998 and was appointed Chairman of PLDT in February 2004. He is the Chairman of Metro Pacific Corporation, Smart Communications, Inc., Pilipino Telephone Corporation, and Landco Pacific Corporation, as well as the President Commissioner of PT Indofood Sukses Makmur Tbk. He also holds directorships in Negros Navigation Co., Inc. and Citra Metro Manila Tollways, Corp. Mr. Pangilinan is Chairman of the non-profit organization, Philippine Business for Social Progress, sits on the Board of Overseers of the Wharton School and on the Board of Trustees of Ateneo de Manila University. He is also Chairman of the Hong Kong Bayanihan Foundation, a civic organization based in Hong Kong. He was awarded an Honorary Doctorate in Humanities by San



EDWARD A. TORTORICI
Executive Director

Age 65, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. He founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices worldwide.

Mr. Tortorici joined First Pacific as an Executive Director in 1987 and launched the Group's entry into the telecommunications sector. He is responsible for organization and strategic planning; and corporate restructuring. Mr. Tortorici also serves as a Commissioner of PT Indofood Sukses Makmur Tbk, and a Director of Metro Pacific Corporation and ACeS International Limited.



ROBERT C. NICHOLSON
Executive Director

Age 49, born in Scotland. Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the People's Republic of China.

Mr. Nicholson was a senior advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited and Pacific Basin Shipping Limited. Mr. Nicholson serves as a Commissioner of PT Indofood Sukses Makmur Tbk. He joined First Pacific's Board in June 2003 and was named an Executive Director in November 2003.

BOARD OF DIRECTORS

Professor Edward K.Y. Chen, GBS, CBE, JP
Independent Non-executive Director
Age 60, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Prof. Chen serves as President of Lingnan University; a Director of Asia Satellite Telecommunications and Eaton Vance Management Funds; and a Non-executive Director of Wharf Holdings Limited. Formerly, he served as Chairman of Hong Kong's Consumer Council; as an Executive Councillor of the Hong Kong Government; and as a Legislative Councillor. Prof. Chen joined First Pacific's Board in 1993.

Graham L. Pickles
Independent Non-executive Director
Age 48, born in Australia. Mr. Pickles holds a Bachelor of Business degree (majoring in accounting). He is a member of the Certified Practising Accountants of Australia, and is a Fellow of the Australian Institute of Directors.

Mr. Pickles has significant experience in the distribution and technology sectors, running several distribution businesses in Asia and Australasia in the IT and telecommunications industries, over a career spanning more than 20 years.

He was previously the CEO of Tech Pacific Holdings Limited, a wholly-owned subsidiary of First Pacific until Tech Pacific was sold in 1997. Mr. Pickles was also a member of the executive committee of Hagemeyer N.V. in which First Pacific had a controlling interest until 1998.

Mr. Pickles is currently a Non-executive Chairman of Tech Pacific Group. He also serves as a Non-executive Director of Hagemeyer Brands Australia and of Hagemeyer Australia Electrical Product. Mr. Pickles joined First Pacific's Board in 2004.

David W.C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres
Independent Non-executive Director
Age 50, born in Hong Kong. Mr. Tang is the founder of the Shanghai Tang stores and the China Clubs in Hong Kong, Beijing and Singapore, as well as The Pacific Cigar Company Limited. He holds Hong Kong directorships on the Boards of Lai Sun Development Limited and Free Duty Limited; U.S. directorship of Tommy Hilfiger Corporation; London adviserships of Asprey Limited and Garrard Limited. Mr. Tang joined First Pacific's Board in 1989.

His Excellency Albert F. del Rosario
Non-executive Director
Age 65, born in the Philippines. Currently Ambassador Extraordinary Plenipotentiary of the Republic of the Philippines to the United States of America, Ambassador del Rosario earned his Bachelor's degree in economics at the New York University. He is currently Chairman of Gotuaco, del Rosario and Associates, Inc., Asia Traders Insurance Corporation and the Philippine Center Management Board Inc. (San Francisco and New York), and serves as Commissioner or Director in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, Philippine Long Distance Telephone Company, Infrontier (Philippines) Inc., and Philippine Cancer Society. He also headed the development of the Pacific Plaza Towers, Metro Pacific Corporation's signature project at Fort Bonifacio.

In September 2004, Ambassador del Rosario was conferred the Order of Sikatuna Rank of Datu by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations. He is also a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine Democracy and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education. Ambassador del Rosario joined First Pacific's Board in June 2003.

Sutanto Djuhar

Non-executive Director

Age 76, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Limited. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

Tedy Djuhar

Non-executive Director

Age 53, born in Indonesia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

Ibrahim Risjad

Non-executive Director

Age 70, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indocement Tunggal Prakarsa Tbk and PT Indofood Sukses Makmur Tbk. He joined First Pacific's Board in 1981.

Benny S. Santoso

Non-executive Director

Age 47, born in Indonesia. Mr. Santoso serves as a Director of PT Indocement Tunggal Prakarsa Tbk, and a Commissioner of PT Indofood Sukses Makmur Tbk and PT Indosiar Visual Mandiri Tbk. He also serves as a Director or a Commissioner of a number of other Indonesian companies. Mr. Santoso joined First Pacific's Board in June 2003.

ADVISORS

Soedono Salim

Honorary Chairman and Advisor to the Board

Age 90, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group.

Sudwikatmono

Advisor to the Board

Age 71, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk and holds board positions with a number of other Indonesian companies.

SENIOR EXECUTIVES



Maisie M.S. Lam

Executive Vice President, Group Human Resources

Age 50, born in Hong Kong. Ms. Lam received a Diploma from the Hong Kong Polytechnic University/Hong Kong Management Association. She joined First Pacific in 1983.



Joseph H.P. Ng

Executive Vice President, Group Finance

Age 42, born in Hong Kong. Mr. Ng received an MBA and a Professional Diploma in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and of the Association of Chartered Certified Accountants. Mr. Ng joined First Pacific in 1988 from Price Waterhouse's audit and business advisory department in Hong Kong. Prior to his appointment as Executive Vice President, Group Finance in May 2002, Mr. Ng was Group Treasurer of the First Pacific group and served in several senior finance positions within the First Pacific group.



Nancy L.M. Li

Assistant Vice President, Company Secretary

Age 47, born in Hong Kong. Ms. Li received a BA from McMaster University in Canada. She is a fellow of the Hong Kong Institute of Company Secretaries and The Institute of Chartered Secretaries & Administrators of Great Britain. Ms. Li joined First Pacific in 1987 from the Hong Kong Polytechnic University's academic secretariat. Prior to that, she worked in the company secretarial department of Coopers & Lybrand. Ms. Li was appointed as First Pacific's Company Secretary in May 2003.



Richard P.C. Chan

Assistant Vice President, Group Finance

Age 35, born in Hong Kong. Mr. Chan received a BBA (Hons) degree from the Hong Kong Baptist University and an MBA from the Chinese University of Hong Kong. He is a Certified Public Accountant (Practising), a CFA charterholder and a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has over 10 years' experience in auditing, accounting, finance and management spanning a diverse range of business activities. Mr. Chan joined First Pacific in 1996 from KPMG.



Sara S.K. Cheung

Assistant Vice President, Group Corporate Communications

Age 41, born in Hong Kong. Ms. Cheung received a BA in Business Economics from UCLA (University of California, Los Angeles) and an MBA from Southern Illinois University, Carbondale. She joined First Pacific in 1997 from the Public Affairs department of Wharf Limited and Wheelock and Company Limited.



Peter T.H. Lin

Assistant Vice President, Group Tax and Treasury

Age 35, born in Hong Kong. Mr. Lin received an MSc in Management Sciences and BSc in Economics and Statistics from the University of Southampton and Coventry University respectively. He is a member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Hong Kong Tax Institute. Mr. Lin joined First Pacific in 1998 from KPMG where he had worked for 6 years specializing in the tax field.

CONTENTS

Contribution Summary

	Turnover		Contribution to Group profit(i)	
US$ millions	**2004**	2003	**2004**	2003 (Restated)(ii)
PLDT(iii)	**–**	–	**123.0**	76.7
Indofood	**1,995.8**	2,090.1	**33.7**	32.8
Metro Pacific	**58.8**	71.7	**(9.4)**	(7.3)
From continuing businesses	**2,054.6**	2,161.8	**147.3**	102.2
From a discontinued operation(iv)	**–**	–	**1.9**	0.6
From Operations	**2,054.6**	2,161.8	**149.2**	102.8
Head Office items:				
- Corporate overhead			**(10.0)**	(8.6)
- Net interest expense			**(12.6)**	(9.4)
- Other income/(expenses)			**0.8**	(3.8)
Recurring Profit			**127.4**	81.0
Foreign exchange losses			**(15.9)**	(17.3)
Non-recurring items(v)			**23.0**	10.4
Profit Attributable to Ordinary Shareholders			**134.5**	74.1

Contribution by Country


US$ millions
120
100
80
60
40
20
0
Philippines
Indonesia
2003
2004

(i) After taxation and outside interests, where appropriate.
(ii) The Group has restated its contribution from Indofood for 2003 from US$40.2 million to US$32.8 million as a result of its adoption of SSAP36 "Agriculture". Accordingly, the Group's 2003 profit attributable to ordinary shareholders has been restated from US$81.5 million to US$74.1 million.
(iii) Associated company.
(iv) Represents Escotel.
(v) 2004's non-recurring gains of US$23.0 million mainly comprise gain on disposal of 49 per cent interest in Escotel of US$17.1 million, gain on disposal of 5.1 per cent interest in Metro Pacific of US$12.2 million, gains of US$1.2 million realized by Metro Pacific from various debt reduction and restructuring exercises, partly offset by PLDT's asset impairment provisions and manpower rightsizing costs of US$4.6 million. 2003's non-recurring gains of US$10.4 million comprise gains of US$16.8 million realized by Metro Pacific from various debt reduction and restructuring exercises, partly offset by PLDT's manpower rightsizing costs of US$6.4 million.

During the year, the Group's turnover decreased by 5.0 per cent, to US$2,054.6 million (2003: US$2,161.8 million), principally reflecting the effect of rupiah depreciation. First Pacific's continuing business interests improved their performance in 2004, recording profit contributions totaling US$147.3 million (2003: US$102.2 million), an increase of 44.1 per cent. Recurring profit improved to US$127.4 million, from US$81.0 million in 2003, and the Group recorded US$15.9 million (2003: US$17.3 million) foreign exchange losses on its unhedged U.S. dollar denominated borrowings, largely due to weaker rupiah and peso, and US$23.0 million (2003: US$10.4 million) of net non-recurring gains, which mainly represent gains on disposals of 49 per cent interest in Escotel and 5.1 per cent interest in Metro Pacific. First Pacific recorded an attributable profit for 2004 of US$134.5 million, a 81.5 per cent increase over 2003's attributable profit of US$74.1 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Exchange rates against the U.S. dollar At 31 December	**2004**	2003	One year change
Closing			
Peso	**56.13**	55.49	-1.1%
Rupiah	**9,290**	8,465	-8.9%

Exchange rates against the U.S. dollar For the year ended 31 December	**2004**	2003	One year change
Average			
Peso	**56.12**	54.38	-3.1%
Rupiah	**8,978**	8,572	-4.5%

In 2004, the Group recorded net foreign exchange losses of US$15.9 million on its unhedged U.S. dollar loans principally as a result of depreciation of the rupiah and peso. The foreign exchange losses may be further analyzed as follows:

US$ millions	**2004**	2003
Indofood	**(11.9)**	(3.8)
PLDT	**(3.5)**	(13.7)
Others	**(0.5)**	0.2
Total	**(15.9)**	(17.3)


SMART

STRONG AND ESTABLISHED BRANDS

SMART AND TALK 'N TEXT BRANDS ENDED 2004 WITH A COMBINED, SYSTEM-WIDE GSM SUBSCRIBER BASE OF 19.2 MILLION, REPRESENTING A MARKET SHARE OF 58 PER CENT OF THE TOTAL PHILIPPINES CELLULAR MARKET

PLDT

PLDT's operations are principally denominated in peso, which averaged Pesos 56.12 (2003: 54.38) to the U.S. dollar. Its financial results are prepared under IAS from 2004 onwards and reported in peso. First Pacific has not adopted full IAS based reporting in 2004 and its U.S. dollar based financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows:

Peso millions	2004	2003
Net income under IAS/Philippine GAAP	28,044	11,182
Preference dividends[i]	(1,529)	(1,751)
Net income attributable to common shareholders	26,515	9,431
Differing accounting treatments[ii]		
– Reclassification/reversal of non-recurring items	1,345	5,694
– Reversal of effects upon early adoption of IAS	(963)	–
– Foreign exchange accounting	–	(519)
– Others	417	(792)
Intragroup items[iii]	300	300
Adjusted net income under Hong Kong GAAP	27,614	14,114
Foreign exchange losses[iv]	813	3,056
PLDT's net income as reported by First Pacific	28,427	17,170
US$ millions		
Net income at prevailing average rates for 2004: Pesos 56.12 and 2003: Pesos 54.38	506.5	315.7
Contribution to First Pacific Group profit, at an average shareholding of 2004: 24.3% and 2003: 24.3%	123.0	76.7

PLDT Share Price Performance



Pesos
1,500
1,400
1,300
1,200
1,100
1,000
900
800
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Feb 05

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under IAS/Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 2004, asset impairment provisions of Pesos 1.0 billion (2003: Pesos 4.3 billion) and manpower rightsizing costs of Pesos 0.4 billion (2003: Pesos 1.4 billion) were excluded and presented separately as non-recurring items. As the Pesos 0.3 billion (2003: Pesos 4.3 billion) asset impairment provisions made by PLDT were provided by First Pacific in prior years, such provisions were reversed.
- Reversal of effects upon early adoption of IAS: Unlike PLDT, First Pacific has not elected to early adopt IAS in 2004. Therefore, the cumulative effects of early adopting IAS were reversed at Group level.
- Foreign exchange accounting: Prior to adopting IAS in 2004, PLDT is permitted to capitalize and amortize exchange differences under Philippine GAAP in 2003. Both IAS and Hong Kong GAAP require the recognition of such differences, even though unrealized, in the profit and loss statement. The adjustment in 2003 also includes the reversal of the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange difference has already been written off by First Pacific.

(iii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(iv) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

PLDT Turnover 2004


2%
39%
59%
US$ millions
Wireless 1,215.0
Fixed Line 802.8
ICT 35.9
Total 2,053.7

PLDT Turnover 2003


1%
45%
54%
US$ millions
Wireless 986.8
Fixed Line 838.5
ICT 24.7
Total 1,850.0

An analysis of PLDT's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollar, follows.

	Turnover			**Profit**		
US$ millions	2004	2003[i]	% change	2004	2003	% change
Wireless	1,215.0	986.8	+23.1	503.8	330.4	+52.5
Fixed Line	802.8	838.5	-4.3	316.8	268.1	+18.2
ICT[ii]	35.9	24.7	+45.3	14.9	(2.5)	–
Total	2,053.7	1,850.0	+11.0			
Operating Profit				835.5	596.0	+40.2
Share of profits less losses of associates				(1.3)	(0.2)	+550.0
Net borrowing costs				(183.4)	(200.8)	-8.7
Profit Before Taxation				650.8	395.0	+64.8
Taxation				(113.1)	(46.0)	+145.9
Profit After Taxation				537.7	349.0	+54.1
Outside interests				1.3	(1.7)	–
Profit for the Year				539.0	347.3	+55.2
Preference dividends				(32.5)	(31.6)	+2.8
Profit Attributable to Ordinary Shareholders				506.5	315.7	+60.4
Average shareholding (%)				24.3	24.3	–
Contribution to Group Profit				123.0	76.7	+60.4

(i) Turnover is restated for the effect of Piltel consolidation and others.

(ii) Information and Communications Technology.

A Strong 2004

For 2004, PLDT recorded a contribution of US$123.0 million (2003: US$76.7 million) to the Group, an increase of 60 per cent over 2003, on record consolidated revenues of US$2.1 billion (2003: US$1.9 billion). The increase is attributable principally to the widespread success of PLDT's wireless businesses. PLDT's robust performance enabled PLDT to resume dividend payments to shareholders in May 2005, through a Pesos 14 (U.S. 25 cents) per share dividend to common shareholders. This marks the resumption of dividend payments to common shareholders since April 2001 – the last time such dividends were paid.

In 2004, the Philippine cellular market continually expanded with cellular penetration rates increasing to 39 per cent of the Philippines' 84 million population. In order to maintain its market leadership in the cellular market, PLDT capitalized on its extensive nationwide technology infrastructure and aggressively promoted new products and services. Smart and *Talk 'N Text* brands ended 2004 with a combined, system-wide GSM subscriber base of 19.2 million, representing a market share of 58 per cent of the total Phillippines cellular market.

PLDT's Fixed Line business held subscriber numbers steady during 2004, bucking international landline trends of declining fixed line subscriber growth. Total Fixed Line subscribers, stood at 2.2 million (2003: 2.2 million). As of year end 2004, PLDT's broadband DSL subscribers doubled to approximately 50,000 from less than 25,000 in 2003. Fixed Line's aggressive cost-control efforts and efficiency improvements reduced manpower by 826 in 2004 to 9,692 employees (2003: 10,518).

The combination of dramatic growth of PLDT's Wireless business, and steady cost control and improved collections in the Fixed Line business resulted in an improvement in consolidated free cash flow, which grew 65 per cent in peso terms in 2004 to US$664.6 million compared with US$415.6 million in 2003. Approximately US$527 million was used to pay down debt, bringing PLDT's consolidated debts to US$2.8 billion as of end-2004 (2003: US$3.4 billion).

Wireless: Dynamic Growth

The wireless landscape across the Philippines in 2004 witnessed hightened competition, which PLDT's Smart and *Talk 'N Text* brands addressed through defensive strategies to hold current subscribers, and the introduction of new promotions to attract new ones. The dual pronged approach resulted in wireless service turnover increasing by 23 per cent to US$1.2 billion in 2004 from US$1 billion in 2003.

Smart and Talk 'N Text GSM Subscriber Numbers


Millions
20
15
10
5
0
00
01
02
03
04

Service innovation was the growth driver in 2004, as wireless companies in the Philippines sought to develop new market niches as well as stimulate usage. In August 2004 Smart launched *Smart Padala*, the world's first wireless cash remittance system, enabling overseas Fillipinos in 14 countries to send money via wireless transfer on their cellular phones. Since the service's launch, over 300,000 transactions, each averaging US$100, have been effected on the service.

Smart also launched a number of new brands catering to specific market segments. *Smart Infinity*, launched in January 2004, is targeted at the highest economic demographic in the Philippines and which directly attacks the core target market of its primary wireless competitor. *Smart Infinity's* concierge services, attractive data plans and targeted marketing resulted in increasing Smart's market share of the postpaid segment. In May 2004, *Smart Kid* was launched – especially designed for children ages 5 to 12 years old, it is equipped with a "Family Finder" which automatically forwards the child's call to pre-assigned numbers on the phone as well as educational value-added services content.

In October 2004 Smart launched a prepaid variation of its youth-oriented postpaid service, *Addict Mobile*, which was introduced in April 2003. *Addict Mobile Prepaid* offers a broad demographic class throughout the Philippines value-priced mobile content, multi-media SMS and other services. A prepaid version of *Smart Kid* was introduced in October 2004 as well.

Throughout 2004, Smart's GSM network was expanded to include 36 switching facilities nationwide, and base stations were extended across the Philippine archipelago to over 5,200 enabling network coverage to reach 97 per cent of the Philippine population. Consolidated capital expenditure was held at a moderate level, of US$377.1 million in 2004 (2003: US$331.4 million). Efficient use of cash resulting from rapid business growth enabled Smart to raise dividend payments to PLDT corporate to US$286.9 million in 2004 (2003: US$114.0 million).

Fixed Line: Stable and Consistent

The environment for PLDT's Fixed Line business remained challenging brought about by the ongoing popularity and growth of the wireless industry. Consequently, PLDT's Fixed Line service revenues realized a marginal 4.3 per cent reduction to US$802.8 million in 2004, compared with US$838.5 million in 2003, the reduction attributed mainly to lower local exchange revenues, and a decline in installation revenues due to new promotions designed to encourage organic growth.

Fixed Line management's ongoing strategy seeks to hold costs while increasing efficiencies across Fixed Line's offerings, while growing higher-margin revenue opportunities, such as data transmission, DSL, and other corporate data services. Fixed Line doubled DSL subscribers in 2004, and ended the year with approximately 50,000 subscribers, compared with less than 25,000 in 2003.



The focus on cost containment improved Fixed Line EBITDA by 16 per cent in 2004, to US$468.6 million compared with US$404.6 million in 2003. Smart's dividend payment, representing 100 per cent of that unit's 2004 earnings, enabled a US$500 million reduction of Fixed Line debt to US$1.97 billion as of end 2004.

Information and Communications Technology: Capitalizing on New Revenue Opportunities

PLDT's Information and Communications Technology arm, ePLDT, capitalized on growing international interest by American and European companies to locate call center and back-office data operations in the Philippines. The combined call centers operations of Vocativ, Parlance and Ventus more than doubled its capacity during the year from 1,250 seats in 2003 to an aggregate of 2,600 seats as of year end 2004, with an ongoing expansion that will increase seats to 3,375 by mid-2005.

ePLDT's service revenues increased 45.3 per cent in 2004 to US$35.9 million in 2004 and compared with US$24.7 million in 2003. In line to further rationalize its business holdings, ePLDT, which serves as an omnibus data services holding company of the PLDT group, provided against a non-performing investment, which caused the unit to report a loss of US$12.3 million in 2004.

2005 Outlook

PLDT's 2005 outlook remains robust, and management is committed to meeting its stated financial targets for the year. PLDT expects to continue its aggressive deleveraging program with a goal of achieving consolidated debt-to-EBITDA ratio of below 1.5 times by 2006. A four-year management incentive program was also launched in 2004, which ties performance beginning in 2004 to certain financial goals to be achieved over the next four years.

PLDT has benefited considerably from the Philippines' rapid growth in wireless communications. Realizing that new subscriber growth may slow down from previous levels, a number of strategies are under development that will seek to enhance service offerings to subscribers and generate incremental revenues. A variety of technologies and systems are presently being tested for introduction to the market in 2005, all designed to broaden and diversify further PLDT's wireless revenue base.

PLDT's Fixed Line business entered 2005 with aggressive new promotions, including a special marketing campaign designed to encourage frequent calls from PLDT landline subscribers to PLDT wireless subscribers, at advantageous flat rates. Fixed Line intends to launch a number of initiatives to further grow both the narrowband and broadband DSL subscribers of the company.

ePLDT's primary 2005 focus is to expand its call center presence across the Philippines, taking advantage of the recovering Philippine economy and increased international investor interest in the Philippines.


Indofood
SAMBAL
LAMPUNG
Sereal
Cup Noodles
JUST ADD HOTWATER
FLAVOUR
TEPUNG TERIGU UNTUK ROTI DAN MI
WHEAT FLOUR FOR BREAD AND NOODLE
CAKRA
KEMBAR
Instant Noodles
HALAL
CHICKEN FLAVOUR
NUDELSUPPE HUHN GESCHMACK - KURECI PRICHUT
Bimoli
SPESIAL
NON KOLESTEROL

MARKET LEADER

INDOFOOD'S INDOMIE, SUPERMI AND SARIMI BRANDS REMAINED THE TOP-SELLING NOODLE BRANDS IN THE MARKET, WITH OVER 100 VARIETIES RANGING FROM STIR-FRY, AIR-DRIED, SNACK AND EGG-BASED PACKS

INDOFOOD

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 8,978 (2003: 8,572) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Rupiah billions	2004	2003
Net income under Indonesian GAAP	378	603
Differing accounting treatments(i)		
– Foreign exchange accounting	54	54
– Gain/(loss) on revaluation of plantations	8	(122)
– Others	(60)	(62)
Adjusted net income under Hong Kong GAAP	380	473
Foreign exchange losses(ii)	208	71
Indofood's net income as reported by First Pacific	588	544
US$ millions		
Net income at prevailing average rates for 2004: Rupiah 8,978 and 2003: Rupiah 8,572	65.5	63.5
Contribution to First Pacific Group profit, at an average shareholding of 2004: 51.5% and 2003: 51.7%	33.7	32.8

Indofood Share Price Performance



Rupiah
1,200
1,000
800
600
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Feb 05

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.
- Gain/(loss) on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on historical cost basis. Hong Kong GAAP requires the measurement of plantations at fair value less estimated point-of-sale costs pursuant to SSAP 36. The adjustment relates to the change in fair value of plantations during the year.

(ii) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

Indofood Turnover 2004*


15%
33%
19%
33%
US$ millions
Noodles 652.1
Flour 666.8
Edible Oils and Fats 382.6
Others 294.3
Total 1,995.8
* After inter-segment elimination

Indofood Turnover 2003*


15%
33%
24%
28%
US$ millions
Noodles 693.9
Flour 589.4
Edible Oils and Fats 508.0
Others 298.8
Total 2,090.1
* After inter-segment elimination

Noodles Sales Volume


Billion packs
10.0
9.8
9.6
9.4
9.2
9.0
8.8
8.6
00
01
02
03
04

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollar, follows.

	Turnover			Profit		
US$ millions	2004	2003	% change	2004	2003	% change
Noodles	663.0	702.9	-5.7	62.2	103.8	-40.1
Flour	814.1	710.0	+14.7	58.3	52.2	+11.7
Edible Oils and Fats	571.3	630.2	-9.3	90.8	27.8	+226.6
Others	305.3	298.8	+2.2	14.6	16.3	-10.4
Inter-segment elimination	(357.9)	(251.8)	+42.1	–	–	–
Total	1,995.8	2,090.1	-4.5			
Operating Profit				225.9	200.1	+12.9
Share of profits less losses of associates				(1.8)	(0.4)	+350.0
Net borrowing costs				(91.1)	(93.4)	-2.5
Profit Before Taxation				133.0	106.3	+25.1
Taxation				(48.0)	(32.9)	+45.9
Profit After Taxation				85.0	73.4	+15.8
Outside interests				(51.3)	(40.6)	+26.4
Contribution to Group Profit				33.7	32.8	+2.7

Reassessment, Restructuring

Indofood recorded a contribution of US$33.7 million to the Group, an improvement of 2.7 per cent from the 2003 contribution of US$32.8 million. Turnover remained flat in local currency whilst fell a marginal 4.5 per cent in 2004 to US$2.0 billion in U.S. dollar term, compared with US$2.1 billion in 2003, as a result of a 4.5 per cent depreciation of rupiah during the year and an increasingly competitive environment for Indofood's Noodles business group and reduced trading activities for Edible Oils and Fats business group.

At the annual general stockholder's meeting held in June 2004, Anthoni Salim, presently Chairman of First Pacific, also assumed the concurrent role of President Director and Chief Executive Officer of Indofood. Management has since embarked on a program of business and market assessment, and has launched initiatives designed to increase production levels and operating efficiencies, expand cross-organizational functionality and further diversify Indofood's revenue base.

Noodles: Increasing Competition

Noodles faced considerable challenges in 2004 as competition from domestic consumer foods companies aggressively sought to achieve market share. Nonetheless, Noodles focused on increasing product availability in more markets throughout Indonesia and consequently 2004 sales volumes increased slightly, to 9.9 billion packs sold in 2004, versus 9.8 billion packs sold in 2003. Indofood's *Indomie, Supermi* and *Sarimi* brands remained the top-selling noodle brands in the market, with over 100 varieties ranging from stir-fry, air-dried, snack and egg-based packs. In U.S. dollar term, noodles turnover in 2004 fell 5.7 per cent to US$663.0 million (2003: US$702.9 million). In rupiah term, sales were consistent with the previous year, despite competitive pricing of product in the face of increased competition. Gross margins fell similarly, to 26.2 per cent in 2004 from 31.4 per cent in 2003, in line with management's focus on maintaining competitive pricing as a key marketing strategy. Average selling prices per pack fell by Rupiah 23 in 2004, to Rupiah 556 (U.S. 6.2 cents) per pack versus Rupiah 579 (U.S. 6.8 cents) per pack in 2003.

A divisional review was launched in 2004, conducted at various levels throughout Noodles, designed to concentrate production in fewer, higher-production facilities, improve product offerings and enhance marketing opportunities. A comprehensive review of Noodles nationwide retail presence is also being effected, in line with an overall Indofood distribution review, in order to identify new methods and processes for increasing product delivery times to local merchants and reduce the number of days product remains in warehouses.

Indofood Operating Profit 2004


6%
28%
40%
26%

	US$ millions
Noodles	62.2
Flour	58.3
Edible Oils and Fats	90.8
Others	14.6
Total	**225.9**

Indofood Operating Profit 2003


8%
14%
26%
52%

	US$ millions
Noodles	103.8
Flour	52.2
Edible Oils and Fats	27.8
Others	16.3
Total	**200.1**


Indofood
NASI GORENG
Indofood
OPOR AYAM
Indofood
Indofood
KARE
Indofood
SOTO AYAM
Indofood
Indofood

Flour: Significant Growth Driver

Bogasari Flour Mills expanded both market share and increased turnover in 2004 to US$814.1 million, a 14.7 per cent improvement from 2003 turnover of US$710.0 million, due primarily to a heavy promotional focus on the small and medium institutional market, as well as increasing retail sales. Bogasari management implements an innovative dual-track strategy designed to increase flour consumption across Indonesia on a retail basis, while educating institutional and commercial customers on efficient product usage. Bogasari's Cakra Kembar, Kunci Biru and Segitiga Biru brands are the leading brands in the market, holding a combined market share of approximately 69 per cent.

The increase in cost of imported wheat resulted in a marginal reduction of gross margins to 15.1 per cent in 2004 compared with 15.6 per cent in 2003. Sales volumes of Food and Industrial Flour rose 9.1 per cent in 2004 to 2.4 million tons versus 2.2 million tons in 2003, despite an average selling price increase of 10.1 per cent.

Bogasari management is presently engaged in a distribution review concurrent with an overall Indofood distribution review to align its distribution policies and channels with Noodles and other divisions.


TEPUNG TERIGU UNTUK ROTI DAN MI
WHEAT FLOUR FOR BREAD AND NOODLE
DIPERKAYA DENGAN
ZAT GIZI BESI

Edible Oils and Fats: Holding Steady

Indofood's Intiboga Sejahtera is among the largest producers of cooking oil, margarine and shortening in Indonesia, offering a wide range of both branded (Bimoli, Sunrise, Delima, Cornola among others) and non-branded products to both consumer and institutional customers throughout the country.

Turnover for Edible Oils and Fats fell 9.3 per cent in 2004, to US$571.3 million compared with US$630.2 million in 2003, due largely to a reduction of the Division's external trading activities. Oils contract trading has been relegated to servicing divisional needs only in line with Indofood's ongoing structural and business review.

Indofood remains Indonesia's largest single producer of institutional, commercial and retail food and related oils. Expanded distribution policies caused higher sales volumes in 2004, of 482 thousand tons versus 463 thousand tons in 2003, despite an increase in average selling prices for both wholesale and retail products.

Considerable new hecterage was acquired over the course of 2004 in an effort to reduce further Indofood's reliance on dollar-denominated forward contracts, and efforts were launched in 2004 to strengthen Edible Oils and Fats' assets for potential production and distribution synergies with other Indofood businesses.

Others: New Opportunities

Others refers to Distribution, Food Seasonings, Baby Foods, Snack Foods, Packaging and Others, which collectively improved sales performance by 2.2 per cent in 2004, to US$305.3 million compared with US$298.8 million in 2003. Baby Foods volumes decreased during the year as institutional sales contracts slowed due to a change in Government administrations and policy reviews by regulatory authorities.

2005 Outlook: Building for Tomorrow

In February 2005 Indofood entered into an agreement with global foods company Nestle S.A. to produce a variety of seasonings and sauces; Indofood will supply production facilities and technology while Nestle is expected to provide general strategic input, marketing expertise and coordination. The agreement marks the first result of the substantial structural review launched by management in mid-2004.

Management's present review and implementation of new processes and standards across the Indofood organization are designed to further professionalize management, and improve and enhance Indofood's present market position. Indofood management is committed to building a vertically integrated consumer foods company, with a diverse revenue base. With the improvement in Indonesia's macro-economic and political climate, Indofood anticipates a variety of increased organic and new revenue opportunities.

RENEWING GROWTH

METRO PACIFIC IS INCREASINGLY EXPLORING OPPORTUNITIES IN THE PHILIPPINE INFRASTRUCTURE SECTOR GENERALLY, AND IN TOLL ROADS PARTICULARLY


GO
AHEAD

METRO PACIFIC

Metro Pacific's operations are principally denominated in peso, which averaged Pesos 56.12 (2003: 54.38) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to Metro Pacific's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	2004	2003
Net loss under Philippine GAAP(i)	(245)	(838)
Differing accounting treatments(ii)		
– Reclassification/reversal of non-recurring items	(726)	358
– Others	286	(168)
Intragroup items(iii)	3	151
Adjusted net loss under Hong Kong GAAP	(682)	(497)
Foreign exchange losses(iv)	17	6
Metro Pacific's net loss as reported by First Pacific	(665)	(491)
US$ millions		
Net loss at prevailing average rates for 2004: Pesos 56.12 and 2003: Pesos 54.38	(11.8)	(9.0)
Contribution to First Pacific Group profit, at an average shareholding of 2004: 79.2% and 2003: 80.6%	(9.4)	(7.3)

Metro Pacific Share Price Performance


Peso
0.7
0.6
0.5
0.4
0.3
0.2
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Feb 05

(i) Metro Pacific has restated its 2003 result from a net profit of Pesos 57 million to a net loss of Pesos 838 million, which mainly reflects impairment provision for its investment in a shipping subsidiary (Pesos 0.8 billion).

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment includes:
- Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2004 of Pesos 0.7 billion gains (2003: losses of Pesos 0.4 billion) principally relate to the reclassification/reversal of provision releases for Metro Pacific's investment in a shipping subsidiary and gains realized from various debt reduction and restructuring exercises. The Pesos 0.8 billion impairment provision, made in 2003 for Metro Pacific's investment in a shipping subsidiary as mentioned in (i) above, was reversed as such provision had been made by First Pacific in prior years.

(iii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(iv) To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.

An analysis of Metro Pacific's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollar, follows.

	Turnover			Profit		
US$ millions	2004	2003	% change	2004	2003	% change
Property						
– Landco	15.1	12.7	+18.9	3.0	2.8	+7.1
– Pacific Plaza Towers	11.6	12.3	-5.7	0.1	(0.5)	–
– Bonifacio Land Corporation	–	3.1	–	–	(0.7)	–
Subtotal	26.7	28.1	-5.0	3.1	1.6	+93.8
Nenaco	32.1	43.6	-26.4	(2.9)	4.5	–
Corporate overhead	–	–	–	(1.1)	(0.9)	+22.2
Total	58.8	71.7	-18.0			
Operating (Loss)/Profit				(0.9)	5.2	–
Share of profits less losses of associates				(0.1)	(1.5)	-93.3
Net borrowing costs				(9.2)	(13.8)	-33.3
Loss Before Taxation				(10.2)	(10.1)	+1.0
Taxation				(0.8)	(0.1)	+700.0
Loss After Taxation				(11.0)	(10.2)	+7.8
Outside interests				1.6	2.9	-44.8
Group Share of Loss				(9.4)	(7.3)	+28.8

Nearing Completion of Debt Workout

Metro Pacific contributed a loss of US$9.4 million in 2004, a 28.8 per cent increase from its 2003 contributed loss of US$7.3 million. Management's primary focus during the year was to achieve resolution for a number of debt reduction transactions, primarily conducted under asset-for-debt swaps. By the close of 2004, agreements were in place that will have reduced Metro Pacific's parent company bank debt level to US$23.2 million, and are expected that Metro Pacific's debt level will stabilize at around US$6.2 million before the end of 2005.

Metro Pacific's real estate business Landco Pacific Corporation (Landco), a specialty developer of upper-income residential estates and regional shopping centers, posted a 7.1 per cent increase in operating profit, to US$3.0 million (2003: US$2.8 million), largely due to strong lot sales at a luxury residential resort development south of Manila.



Negros Navigation Company (Nenaco) faced a compelling and difficult environment for much of 2004, during which creditor actions, unscheduled and delayed dry-dockings of various vessels, and changes in management caused turnover to fall by 26.4 per cent to US$32.1 million (2003: US$43.6 million). In March 2004, Nenaco filed for a court administered debt rehabilitation program, which was approved in October 2004. Metro Pacific undertook various initiatives to institute strict cost-controls and procurement policies throughout Nenaco, and replaced senior management with experienced shipping and marketing executives. In December 2004, Metro Pacific conducted a public tender to the remaining minority shareholders of Nenaco, which resulted in it effectively owning 99.0 per cent of Nenaco stock. Metro Pacific subsequently facilitated the delisting of Nenaco from the Philippine Stock Exchange, which was approved in mid-December.

During the course of 2004, Metro Pacific assumed a minority stake in Citra Metro Manila Tollway Corporation (CMMTC), a joint-venture company comprised of Philippine-Indonesian infrastructure investors. Since mid-2004, Metro Pacific has been facilitating a reorganization of the CMMTC, operator of one of Metropolitan Manila's three primary toll expressways, with a view towards creating a master plan for an integrated toll expressway crossing the heavily populated and industrializing Luzon island.

2005 Outlook

Management's focus in 2005 remains squarely on enhancing profitability of its operating businesses, and with the completion of its debt reduction program, providing new capital to accelerate growth of these and other potential new businesses. In light of these plans, First Pacific Group's shareholding in Metro Pacific was reduced to 75.5 per cent from 80.6 per cent following the disposal of 5.1 per cent of Metro Pacific shares for approximately US$8 million.

Metro Pacific is confident that Landco's performance will continue to steadily improve during the course of the year, and believes that the deep, structural reforms it has implemented at Nenaco will accelerate that unit's emergence from court-administered rehabilitation. Metro Pacific is increasingly exploring opportunities in the Philippine infrastructure sector generally, and in toll roads particularly.

In this section, the financial information of PLDT (an associated company of the Group), are extracted from its published 2004 audited financial statements prepared on the basis of full adoption of IAS in 2004 and are presented for information only.

Liquidity and Financial Resources

Net Debt and Gearing

(A) Head Office Net Debt

The increase in net debt is mainly attributable to the payments of operating expenses and tax, partly offset by net proceeds from disposals of Escotel and 5.1 per cent equity interest in Metro Pacific. The Head Office's borrowings at 31 December 2004 comprise Bonds of US$112.6 million, net of US$0.4 million unamortized issuance discount, mature in July 2006 and a bank loan of US$32.0 million, which is repayable in September 2006.

Changes in Head Office Net Debt

US$ millions	Borrowings	Cash and cash equivalents	Net debt
At 1 January 2004	167.4	(70.5)	96.9
Movement	(22.8)	29.2	6.4
At 31 December 2004	**144.6**	**(41.3)**	**103.3**

Head Office Cash Flow

US$ millions	2004	2003
Net cash outflow from operating activities	(8.7)	(9.2)
Net tax paid	(11.1)	(0.3)
Investments	(5.0)	(17.6)
Net proceeds/(expenses) on disposal	18.6	(2.6)
Financing activities		
– Net bank loan repayment	(23.0)	(132.4)
– Loan repaid by Metro Pacific, net	–	88.7
– Loan facility expenses	–	(3.8)
– Net bonds issued	–	112.4
(Decrease)/Increase in Cash and Cash Equivalents	**(29.2)**	35.2

(B) Group Net Debt and Gearing

An analysis of net debt and gearing for consolidated and associated companies follows.

Consolidated

US$ millions	Net debt[i] 2004	Net assets/ (liabilities) 2004	Gearing (times) 2004	Net debt[i] 2003	Net assets/ (liabilities) 2003 (Restated)	Gearing (times) 2003 (Restated)
Head Office	103.3	838.7	0.12x	96.9	813.4	0.12x
Indofood	705.3	592.0	1.19x	713.3	569.7	1.25x
Metro Pacific	45.7	(13.8)	–	97.5	(32.7)	–
Consolidated Before Goodwill Reserve	854.3	1,416.9	0.60x	907.7	1,350.4	0.67x
Goodwill reserve	–	(757.2)	–	–	(922.6)	–
Consolidated After Goodwill Reserve	854.3	659.7	1.29x	907.7	427.8	2.12x



Net Debt and Gearing
Net debt
US$ billions
Gearing
(times)
1.2
1.0
0.8
0.6
0.4
0.2
0
3.0
2.5
2.0
1.5
1.0
0.5
0
00
01
02
03
04
Net debt
Gearing before goodwill reserve
Gearing after goodwill reserve

Associated

US$ millions	Net debt 2004	Net assets 2004	Gearing (times) 2004	Net debt 2003 (Restated)	Net assets 2003 (Restated)	Gearing (times) 2003 (Restated)
PLDT	2,169.4	864.3	2.51x	2,869.3	386.5	7.42x

(i) Includes restricted cash and pledged deposits.

- Head Office's gearing was broadly the same as last year's.
- Indofood's gearing declined mainly because of profits enhanced net assets.
- Metro Pacific's net debt reduced substantially mainly because of debt reduction efforts.
- PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced net assets.

Maturity Profile

The maturity profile of consolidated debt and associated companies' debt follows.

Consolidated

US$ millions	2004	2003
Within one year	288.9	207.4
One to two years	182.8	209.6
Two to five years	561.3	703.3
Over five years	17.1	43.0
Total	1,050.1	1,163.3

Maturity Profile of Consolidated Debt 2004


2%
28%
53%
17%

	US$ millions
Within one year	288.9
One to two years	182.8
Two to five years	561.3
Over five years	17.1
Total	**1,050.1**

The Group's debt maturity profile at 31 December 2004 was shortened as compared to that at 31 December 2003 mainly because of reclassification of Indofood's Rupiah 1 trillion (US$107.6 million) bonds due in 2005 and Head Office's US$144.6 million debts due in 2006.

Maturity Profile of Consolidated Debt 2003


4%
18%
18%
60%

	US$ millions
Within one year	207.4
One to two years	209.6
Two to five years	703.3
Over five years	43.0
Total	**1,163.3**

Associated

	PLDT	
US$ millions	2004	2003 (Restated)
Within one year	500.4	467.6
One to two years	460.7	543.7
Two to five years	894.0	1,145.4
Over five years	987.0	1,204.2
Total	2,842.1	3,360.9

PLDT's debt maturity profile were stated at nominal values.

Financial Risk Management

Foreign Currency Risk

(A) Company Risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Company's NAV relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 31 December 2004 exchange rates, would have an effect on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[i] US$ millions	Effect on adjusted NAV per share HK cents
PLDT	10.0	2.45
Indofood	3.8	0.93
Total	13.8	3.38

(i) Based on quoted share prices as at 31 December 2004 applied to the Group's economic interest.

(B) Group Risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Analysis of Total Borrowings by Currency



5%
44%
51%

	US$ millions
Rupiah	534.7
US$	465.3
Peso	50.1
Total	**1,050.1**

Consolidated

millions	US$	Peso	Rupiah	HK$	Total
Total borrowings	465.3	50.1	534.7	–	1,050.1
Cash and cash equivalents[i]	(65.5)	(6.9)	(122.3)	(1.1)	(195.8)
Net Debt	399.8	43.2	412.4	(1.1)	854.3
Representing:					
Head Office	106.9	(2.5)	–	(1.1)	103.3
Indofood	292.9	–	412.4	–	705.3
Metro Pacific	–	45.7	–	–	45.7
Net Debt	399.8	43.2	412.4	(1.1)	854.3

Associated

millions	US$	Peso	Rupiah	Yen	Total
PLDT	2,238.9	(186.6)	–	117.1	2,169.4

(i) Includes restricted cash and pledged deposits.

Details of changes in Head Office net debt are set out on page 30.

Indofood hedges its U.S. dollar debt through foreign currency swap agreements, export revenues and U.S. dollar deposits. At the end of 2004, Indofood's US$292.9 million of U.S. dollar denominated net borrowings were partly hedged through foreign currency swap agreements with notional amount totaling US$250.0 million, which mature on various dates in 2007.

PLDT carries U.S. dollar debt primarily because international vendors of telecommunications equipment quote prices and require payment in U.S. dollars. In addition, large funding requirements often cannot be satisfied in local currency due to inherent constraints within the financial markets in the Philippines. As a result, financing frequently needs to be sourced from the international capital market, principally in U.S. dollars. PLDT has actively hedged approximately 43 per cent of its U.S. dollar net borrowings. In addition, substantial revenues of PLDT are either denominated in, or linked to, the U.S. dollar. For example, PLDT's U.S. dollar denominated international inbound revenue accounted for approximately US$186 million or nine per cent of PLDT's total revenues in 2004. In addition, under certain circumstances, PLDT is able to adjust the monthly recurring rates for its fixed line service by one per cent for every Peso 0.1 change in the U.S. dollar exchange rate.

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	Group profit effect[i]
PLDT	2,238.9	957.8	1,281.1	12.8	2.1
Indofood	292.9	250.0	42.9	0.4	0.2
Head Office[ii]	106.9	–	106.9	–	–
Total	2,638.7	1,207.8	1,430.9	13.2	2.3

(i) Net of tax effect.
(ii) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Peso and Rupiah Closing Rates against the U.S. Dollar


Peso
54
55
56
57
Rupiah
8,200
8,400
8,600
8,800
9,000
9,200
9,400
9,600
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Feb 05
Peso
Rupiah

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[i]	Net debt
Head Office[ii]	144.6	–	(41.3)	103.3
Indofood	655.4	200.0	(150.1)	705.3
Metro Pacific	30.0	20.1	(4.4)	45.7
Consolidated	830.0	220.1	(195.8)	854.3

Associated

US$ millions	*Fixed interest rate borrowings*	*Variable interest rate borrowings*	*Cash and cash equivalents*	*Net debt*
PLDT	1,841.7	814.4	(486.7)	2,169.4

Interest Rate Profile


21%
79%

	US$ millions
Fixed	830.0
Floating	*220.1*
Total	**1,050.1**

(i) Includes restricted cash and pledged deposits.
(ii) A wholly-owned subsidiary of the Company has entered into an interest rate swap agreement which effectively changed its US$32.0 million bank loan from a LIBOR-based variable interest rate to fixed interest rate.

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group profit effect(i)
Indofood	200.0	2.0	0.7
Metro Pacific	20.1	0.2	0.1
PLDT	814.4	8.1	1.3
Total	1,034.5	10.3	2.1

(i) Net of tax effect.

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines and Indonesia. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines and Indonesia is summarized as follows.

	Philippine Composite Index	Jakarta Composite Index
At 31 December 2003	1,442.4	691.9
At 31 December 2004	1,822.8	1,000.2
Increase during 2004	26.4%	44.6%
At 14 March 2005	2,115.6	1,123.5
Increase over 2005 to 14 March 2005	16.1%	12.3%


Stock Market Indices
PCI
JCI
2,200
2,000
1,800
1,600
1,400
1,100
1,000
900
800
700
600
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Feb 05
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

US$ millions	Basis	At 14 March 2005	At 31 December 2004
PLDT	(i)	1,111.4	999.0
Indofood	(i)	525.5	378.6
Head Office – Net debt		(118.9)	(103.3)
Total Valuation	(ii)	1,518.0	1,274.3
Number of Ordinary Shares in Issue (millions)		3,186.0	3,186.0
Value per share			
– U.S. dollar		0.48	0.40
– HK dollars		3.72	3.12
Company's closing share price (HK$)		2.55	2.08
Share price discount to HK$ value per share (%)		31.5	33.3



Share Price vs
Adjusted NAV Per Share
HK$
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
3.24
2.23
3.12
2.08
00
01
02
03
04
Share price
Adjusted NAV per share

(i) Based on quoted share prices as at 14 March 2005 and 31 December 2004 applied to the Group's economic interest.
(ii) No value has been attributed to the Group's investment in Metro Pacific or Mobile-8.

Governance Framework

The Company is committed to a policy of transparency and full disclosure in its business operations. In November 2004, HKSE issued its "Code on Corporate Governance Practices" and "Corporate Governance Report" (the Stock Exchange Code), which came into effect on 1 January 2005, and replaced the "Code of Best Practice" as set out in Appendix 14 of the Listing Rules. Throughout the year ended 31 December 2004, the Company complied with the Code of Best Practice. In addition, the Company's Board of Directors has approved the adoption of its own Code on Corporate Governance Practices on 14 March 2005, which is based on the Stock Exchange Code.

Board of Directors

The Company is led and controlled through the Board of Directors which comprises 12 Directors and they are collectively responsible for promoting the success of the Company by directing and supervising the Company's affair. The Board of Directors has a balance of skill and experience appropriate for the requirements of the Group's businesses. At 31 December 2004, three of the Directors are Executive and nine of the Directors are Non-executive, of whom three are Independent. The Company has received annual confirmations of independence from Graham L. Pickles, Prof. Edward K. Y. Chen and David W. C. Tang and considers them to be independent. Non-executive Directors have the same duties of care and skill and fiduciary duties as Executive Directors. The biographies of the Directors, and of the senior executives, are set out on pages 8 to 12.

The Board of Directors meets formally at least four times a year to review operational performance and financial plans, monitors the implementation of strategy and any other significant matters that affect the operations of the Group, and approves matters specifically reserved to the Board of Directors for its decision. For all of such meetings, adequate and appropriate information, in the form of agendas, board papers and related materials, are prepared and provided to the Directors prior to the scheduled dates for the Board meeting in a timely manner. The Executive Directors, led by the Managing Director and Chief Executive Officer, are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of subsidiary and associated companies, at which operating strategies and policies are formulated and communicated.

As a decentralized organization in which local management have substantial autonomy to run and develop their businesses, the Group views well developed reporting systems and internal controls as essential. The Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- Regular board meetings focusing on business strategy, operational issues and financial performance.
- Active participation on the Boards of subsidiary and associated companies.
- Approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- Monitoring the compliance with applicable laws and regulations, and also with corporate governance policies.
- Monitoring the quality, timeliness, and content of internal and external reporting.

During 2004, there were five board meetings and those Directors who attended are set out below.

	Number of meetings attended
Chairman	
Anthoni Salim	-
Executive Directors	
Manuel V. Pangilinan (Managing Director and Chief Executive Officer)	5
Edward A. Tortorici	5
Robert C. Nicholson	5
Non-executive Directors	
His Excellency Albert F. del Rosario (reappointed as Non-executive Director on 24 May 2004)	5
Benny S. Santoso	5
Sutanto Djuhar	-
Tedy Djuhar	5
Ibrahim Risjad	-
Independent Non-executive Directors	
Graham L. Pickles (appointed on 24 May 2004)	3[i]
Prof. Edward K.Y. Chen, GBS, CBE, JP	5
David W. C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres	3

(i) After the appointment of Mr. Pickles, there were three board meetings held.

Audit Committee

The Company's Audit Committee, established in compliance with Rule 3.21 of the Listing Rules, comprises the three independent Non-executive Directors of the Company. In compliance with requirements of Rules 3.10(1) and (2) of the Listing Rules, the Company appointed Mr. Pickles who possess appropriate professional qualifications and experience in financial matters, as a new Independent Non-executive Director and also the third member and chairman of the Audit Committee on 24 May 2004. Upon Mr. Pickles' appointment, he was given a comprehensive, formal and tailored induction by the Company to ensure that he has a proper understanding of the operations and business of the Company and that he is fully aware of his responsibilities under statute and common law, the Listing Rules, applicable legal requirements and other regulatory requirements and the business and governance policies of the Company.

The Audit Committee's written terms of reference, which describe its authority and duties, are regularly reviewed and updated by the Board of Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee also performs an independent review of the interim and annual Financial Statements.

The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and reviews the effectiveness of internal controls and risk evaluation. Special meetings are also convened, where appropriate, to review significant financial or internal control issues. During 2004, there were five Audit Committee meetings and those Audit Committee members who attended are set out below.

	Number of meetings attended
Graham L. Pickles	3[i]
Prof. Edward K. Y. Chen, GBS, CBE, JP	5
David W. C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres	4

(i) After the appointment of Mr. Pickles on 24 May 2004, there were three Audit Committee meetings held.

Remuneration Committee

The Remuneration Committee, which comprises Mr. Pangilinan (who also acts as the chairman of it), Prof. Chen and Mr. Tang, has specific written terms of reference which deal clearly with its authority and duties. The Remuneration Committee makes recommendations to the Board of Directors regarding the remuneration of the Executive Directors, senior executives and the fees and emoluments of Non-executive Directors based on advice from compensation and benefits consultants. No Director or any of his associates is involved in deciding his own remuneration. One meeting was held during the 2004 financial year to approve the issue of share options under the Company's Share Option Scheme and which was attended by Prof. Chen and Mr. Tang.

Nomination Committee

The Nomination Committee, which comprises Mr. Salim (who also acts as the chairman of it), Ambassador del Rosario, Prof. Chen and Mr. Tang, has specific written terms of reference which deal clearly with its authority and duties. The committee performs the following duties:

- review the structure, size and composition of the Board of Directors on a regular basis and make recommendations to the Board of Directors regarding any proposed changes;
- establish recruitment, selection and nomination strategies to attract the right individuals to become Executive or Non-executive Directors; and
- make recommendations to the Board of Directors on relevant matters relating to the appointment or re-appointment of Directors and succession of planning for Directors.

The selection of individuals to become Executive or Non-executive Directors are based on assessment of their professional qualifications and experience. No meeting was held during the 2004 financial year.

Independent Board Committee

Where there are matters involving connected or continuing connected transactions, so far as required under the Listing Rules, an Independent Board Committee, comprising wholly the Independent Non-executive Directors, will be established with specific written terms of reference which deal clearly with the Independent Board Committee's authority and duties and independent financial advisers will be appointed to provide advices to the Independent Board Committee. When appropriate, the Independent Board Committee will then advise shareholders on how to vote after considering advices (if any) from independent financial advisers.

Director's Service Contract

Mr. Tortorici has a service contract with the Company expiring on 31 December 2007. Apart from that, no Directors has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Model Code for Securities Transactions

Having made specific enquiry, all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Financial Reporting

In order to enable the Directors to present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects to its shareholders, financial reports with adequate information and explanations are prepared by the Company's management to the Board of Directors on a timely and regular basis.

Directors' Responsibility for the Financial Statements

The Companies Ordinance requires the Directors to prepare Financial Statements for each financial year that give a true and fair view of the Company's state of affairs as at the end of the financial year and of its profit or loss for the year then ended. In preparing the Financial Statements, the Directors are required to:

- select suitable accounting policies and apply them on a consistent basis, making judgements and estimates that are prudent, fair and reasonable;
- state the reasons for any significant departure from the relevant accounting standards; and
- prepare the Financial Statements on a going concern basis, unless it is not appropriate to presume that the Company will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Voting by Poll

The Company's shareholders are adequately informed of the procedures for and their rights to demand voting by poll in shareholders' meetings at which their approval are sought through disclosure in the Company's circulars.

Other Developments

In line with HKSE's ongoing efforts to strengthen corporate governance practices in Hong Kong and to align the Company's standards and practices with the best current international benchmarks, the Company's Directors have been continuing to strengthen their commitments to achieve high standards of corporate governance.

The Company adopted its own Code on Corporate Governance Practices on 14 March 2005, which is based on the provisions contained in the Stock Exchange Code. The Company's Code will cover all of the relationships and responsibilities of the external and internal corporate governance stakeholders in a comprehensive and structured way. The Company is in compliance with the Code Provisions on the separation of the roles of the Chairman and Chief Executive Officer of the Company. The Company has also adopted its own Model Code for Securities Transactions by Directors, on terms no less exacting than the required standard as set out in the Model Code under Appendix 10 of the Listing Rules. The Company will institute changes to implement the re-election of its current non-executive and independent non-executive directors for a fixed term and the introduction of retirement by rotation for all directors (including the executive directors) by proposing to amend its Bye-laws in the forthcoming AGM.

Remuneration Policy

Details of Directors' remuneration for the year are set out in Note 31(A) to the Financial Statements. The remuneration of senior executives, including Directors, consists of the following:

Salary and Benefits

Salary reflects an executive's experience, responsibility and market value. Increases are based on effective management of the Company and on increased responsibility. Benefits principally comprise housing allowance, educational support and health care, and are consistent with those provided by comparable companies.

Bonus and Long-term Incentives

Bonuses are based on the achievement of individual performance targets, and do not necessarily correlate with annual profit movements. Long-term incentives comprise monetary payments and/or share options that link reward to the achievement of pre-determined objectives. The value of the long-term incentive offered to each executive is related to job grade and contribution to the management of the business. Long-term monetary incentive awards are disclosed once they are available to the executives.

Fees

It is the Company's policy that it pays no fees to the Company's Executive Directors.

Pension Contributions

The Company operates a defined contribution scheme, in respect of which contributions are determined on the basis of basic salaries and length of service.

Share Options

Share options are granted to certain Directors and senior executives as part of the long-term incentive arrangements. Details of the Company's share options granted to Directors and senior executives for the year are set out in Note 31(C) to the Financial Statements.

Communications with Shareholders

First Pacific encourages an active and open dialogue with all of its shareholders; private and institutional, large and small. The Directors acknowledges that its role is to represent and promote the interests of shareholders and that its members are accountable to shareholders for the performance and activities of the Company. As such First Pacific is always responsive to the views and requests of its shareholders.

The formal channels of communicating with shareholders are the annual and interim reports, press releases, published announcements, shareholders' circulars and the AGM. The annual and interim reports seek to communicate, both to shareholders and the wider investment community, developments in the Company's businesses. In addition, the annual report sets out strategic goals for the coming year and management's performance against predetermined objectives are reported and assessed. All of these initiatives are designed to better inform shareholders and potential investors about the Company's activities and strategic direction.

The AGM is the principal forum for formal dialogue with shareholders, where the Board is available to answer questions about specific resolutions being proposed at the meeting and also about the Group in general. In addition, where appropriate, the Company convenes Special General Meetings to approve transactions in accordance with the Listing Rules and the Company's corporate governance procedures. These provide further opportunities for shareholders to comment and vote on specific transactions.

In order to promote effective communication, the Company also maintains a website (www.firstpacco.com) which includes past and present information relating to the Group and its businesses.

Connected and Continuing Connected Transactions

Significant connected and continuing connected transactions under Chapter 14A of the Listing Rules entered by the Group during the year are disclosed as follows.

On 7 September 2004, Metro Pacific sold 10.33 per cent of Landco, Inc. to AB Holdings Corporation (ABH) for a consideration of Pesos 60.5 million (US$1.1 million). ABH is a connected person of the Group according to the Listing Rules definition as one of its directors, Mr. Alfred Xerez-Burgos (who is also a director of Metro Pacific), is directly or indirectly interested in more than 30 per cent of Landco, Inc. Following the disposal, Metro Pacific's interest in Landco, Inc. was reduced from approximately 61.33 per cent to approximately 51.0 per cent. In addition, Landco, Inc. obtained a term loan from ABH in an amount of Pesos 150 million (US$2.7 million) and provided financial assistance through security by way of a mortgage over certain real estate of Landco, Inc. in an amount of approximately Pesos 302 million (US$5.4 million) for ABH to obtain a term loan from an independent Philippine commercial bank. The Company has published a paid announcement dated 14 September 2004 which set out the details of this transaction.

Apart from the above, in the context of an overall review of the Group's corporate governance regime and reporting lines, which was initiated by the Company's senior management in 2004, the Company has undertaken a comprehensive Group wide review designed to elicit detailed information in relation to all connected or potentially connected transactions under the Listing Rules involving the Company or its subsidiary companies. As a result of that review, the Company identified the following continuing connected transactions in respect of the financial year ended 31 December 2004, involving Indofood or its subsidiary companies, which should have been previously disclosed to shareholders at the time of agreement signed under the Listing Rules:

(A) A series of related continuing connected transactions (as set out on page 43) relating to Indofood's noodle business, in an aggregate amount of approximately US$14.8 million. These transactions principally relate to the provision of raw materials or finished and packaging products, the provision of related technical services and the licensing of related trademarks to connected persons.

(B) A series of related continuing connected transactions (as set out on page 44) relating to Indofood's flour business carried on by its Bogasari Flour Mills division, in an aggregate amount of approximately US$5.6 million. These transactions principally relate to the provision or purchase of raw materials or finished and packaging products and purchase of refined flour by connected persons.

(C) A series of related continuing connected transactions (as set out on page 45) relating to Indofood's distribution division, in an aggregate amount of approximately US$15.4 million. These transactions principally relate to the distribution by Indofood's subsidiary company, PT Indomarco Adi Prima, of biscuits, foodstuffs, beverages and other consumer products for or through connected persons.

(D) A series of continuing financing arrangements involving connected persons (as set out on page 46), in an aggregate amount of approximately US$7.4 million on the basis of the 2004 year end balance, or US$10.3 million if the maximum outstanding balance during the financial year ended 31 December 2004 is used.

The details of those continuing connected transactions required to be specified by Rule 14A.45 of the Listing Rules are set out below:

A. Transactions relating to the Noodle Business of the Indofood Group

Parties to the agreement/ arrangement					
Name of entity of the group	**Name of connected party and relationship between the parties**	**Nature of agreement/ arrangement**	**Period covered by the agreement/arrangement From**	**To**	**Transaction amount for the year ended 31 December 2004 (US$ millions)**
PT Indofood Sukses Makmur Tbk (ISM) – Food Ingredients Division (ISM – FID)	De United Food Industries Ltd. (DUFIL), an associate of the Salim Family	Sales and supply of noodle seasonings from ISM – FID to DUFIL	March 2004	March 2005	3.1
PT Ciptakemas Abadi (CKA)	DUFIL, an associate of the Salim Family	Sales and supply of packaging materials from CKA to DUFIL for the production of instant noodles	March 2004	31 March 2005	1.3
ISM	DUFIL, an associate of the Salim Family	Trademark licensing for the non-exclusive use by DUFIL of the "Indomie" trademark owned by ISM in the Nigerian market	15 December 1998	Shall remain valid unless terminated by either party	0.6
PT Prima Inti Pangan Sejati (PIPS)	DUFIL, an associate of the Salim Family	Technical services agreement whereby PIPS provides technical assistance to DUFIL in connection with the latter's production of instant noodles in Nigeria	15 December 1998	14 December 2008	0.2
ISM – FID	Pinehill Arabian Food Ltd. (Pinehill), an associate of the Salim Family	Sales and supply of noodle seasonings from ISM – FID to Pinehill	March 2004	31 March 2005	6.4
CKA	Pinehill, an associate of the Salim Family	Sales and supply of packaging materials from CKA to Pinehill for the production of instant noodles	March 2004	31 March 2005	1.9
ISM	Pinehill, an associate of the Salim Family	Trademark licensing for the non-exclusive use by Pinehill of the "Indomie" trademark owned by ISM in the Saudi Arabian and Middle East markets	1 February 1995	5 years, automatically extended for the same period unless terminated by either party	0.4
PIPS	Pinehill, an associate of the Salim Family	Technical services agreement whereby PIPS provides technical assistance to Pinehill in connection with the latter's instant noodle manufacturing operations in Saudi Arabia and the Middle East	1 February 1995	Shall remain valid unless terminated by either party	0.9
Aggregate transaction amount					**14.8**

B. Transactions relating to the Flour Business of the Indofood Group

Parties to the agreement/ arrangement					
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement From	To	Transaction amount for the year ended 31 December 2004 (US$ millions)
CKA	PT Prima Aneka Berjaya, (PAB), an associate of the Salim Family	Sales and supply of flexible packaging materials from CKA to PAB for the manufacture of biscuit products	March 2004	31 March 2005	0.6
ISM – Bogasari Flour Mills Division (ISM Bogasari)	PAB, an associate of the Salim Family	Sales and supply of flour from ISM Bogasari to PAB for the production of biscuit products	March 2004	31 March 2005	0.9
PT Intiboga Sejahtera (IBS)	PAB, an associate of the Salim Family	Sales and supply of margarine and shortenings from IBS to PAB for the manufacture of biscuit products	March 2004	31 March 2005	0.4
PT Salim Ivomas Pratama and its subsidiary companies (SIMP)	PAB, an associate of the Salim Family	Sales and supply of cooking oil from SIMP to PAB for the manufacture of biscuit products	March 2004	31 March 2005	0.2
PT Inti Abadi Kemasindo (IAK)	PT Tarumatex ("Tarumatex"), an associate of the Salim Family	Sales and supply of grey fabric from Tarumatex to IAK for the production of calico bags	March 2004	31 March 2005	1.6
ISM Bogasari – Surabaya	Tarumatex, an associate of the Salim Family	Sales and supply of calico bags from Tarurmatex to ISM Bogasari	March 2004	31 March 2005	1.9
Aggregate transaction amount					**5.6**

C. Transactions relating to the Distribution Business of the Indofood Group

Parties to the agreement/ arrangement					
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement From	To	Transaction amount for the year ended 31 December 2004 (US$ millions)
PT Indomarco Adi Prima (IAP)	PAB, an associate of the Salim Family	Distribution of PAB's biscuit products by IAP	1 April 2004	31 March 2005	6.4
IAP	PT Lion Superindo ("LS"), an associate of the Salim Family	IAP distributes various consumer products to LS	March 2004	31 March 2005	4.3
IAP	PT Buana Distrindo ("BD"), an associate of the Salim Family	As a sub-distributor of BD, IAP purchases Pepsicola and tea beverage products for sale in trade outlets in Indonesia	2 January 2004	31 December 2004	4.7
Aggregate transaction amount					**15.4**

D. Transactions relating to the Continuing Financing Arrangements

Parties to the agreement/ arrangement					
Name of entity of the group	Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/arrangement From	To	Transaction amount for the year ended 31 December 2004 (US$ millions)
ISM	PAB, an associate of the Salim Family	Financing to PAB – Short-term (1 year) – Long-term (2 years)	 30 December 2004 30 December 2004	 30 December 2005 30 December 2006	7.4 [(i)] / 7.4 [(ii)]
ISM	PT Pepsicola Indobeverages (PI), an associate of the Salim Family	Financing to PI	1 January 2004	31 December 2004	– [(i)] / 2.9 [(ii)]
Aggregate transaction amount					**7.4 [(i)] / 10.3 [(ii)]**

(i) Represents year-end balance including both principal and accrued interest receivable.
(ii) Represents maximum balance during the year.

Following the discovery of those transactions, the Company requested its auditors, Ernst & Young, to assist senior management of the Company and Indofood and the Independent Non-executive Directors of the Company to conduct an examination of those transactions and all other continuing connected transactions which are not discloseable under Chapter 14A of the Listing Rules in accordance with an available exemption from the disclosure requirements under that Chapter.

Having completed that review, the Independent Non-executive Directors of the Company have concluded that each continuing connected transaction has been entered into:

- in the ordinary and usual course of business of the Company, except for the Continuing Financing Arrangements referred to in D above, which the Listing Rules state cannot be in the ordinary and usual course of business of a company which is not a banking company;
- either on normal commercial terms or, in those instances where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to Indofood than terms available to or from (as appropriate) independent third parties;
- in accordance with the relevant agreement governing them, or the relevant written memorandum recording their terms, subject to the limited number of exceptions set out below, as referred to in the letter from Ernst & Young referred to below; and
- on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Ernst & Young has provided a letter to the Board (with a copy to HKSE) confirming that, subject to a limited number of exceptions which have been drawn to the attention of the Board, the continuing connected transactions have been carried out in the manner stated in Rule 14A.38 of the Listing Rules. The limited exceptions contained in Ernst & Young's letter include (i) certain connected party's late settlement of invoices; (ii) Indofood divisions or units' late delivery of goods; (iii) failure of IAP to provide a bank guarantee under certain distribution agreements; (iv) certain connected parties did not use the agreed proforma invoice for ordering goods; and (v) late payment of interest on loans advanced to PAB by Indofood in respect of the Continuing Financing Arrangements.

In addition to the conclusions of the Independent Non-executive Directors of the Company set out above, the Board of Directors of the Company ratified and confirmed each of the continuing connected transactions referred to in this report at a meeting of the Board of Directors of the Company held on 22 April 2005.

Based on the maximum aggregate values of each continuing connected transaction and applying the percentage ratios (other than the profits ratio) as required by the Listing Rules, the Company has determined that the four series of related continuing connected transactions referred to above should have previously been disclosed to the HKSE and the Company's shareholders in accordance with the requirements of Chapter 14A of the Listing Rules, while the remaining continuing connected transactions are not discloseable under available exemptions from the disclosure requirements under that Chapter.

HKSE has advised the Company that HKSE reserves the right to consider whether any further action should be taken against the Company and its Directors in relation to the failure to disclose the details of those transactions required to be disclosed by the Listing Rules and (so far as required under the Listing Rules) obtain approval from its shareholders in respect of the financial year ended 31 December 2004. In relation to the financial year ending 31 December 2005, the Company will make a full announcement, as soon as practicable, in relation to those continuing connected transactions which are discloseable in respect of that financial year and will comply fully in its next Annual Report with the annual review and all other requirements of Chapter 14A of the Listing Rules applicable to the Group's continuing connected transactions.

STATUTORY REPORTS, FINANCIAL STATEMENTS AND NOTES

Contents

REPORT OF THE DIRECTORS

The Directors present their report and the audited financial statements of First Pacific Company Limited (the Company) and its subsidiary companies (together the Group) (the Financial Statements) for the year ended 31 December 2004.

PRINCIPAL BUSINESS ACTIVITIES AND GEOGRAPHICAL MARKETS ANALYSIS OF OPERATIONS

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Property and Transportation. There were no significant changes in the nature of the Group's principal business activities during the year.

An analysis of the Group's turnover and segmental information for the year, by principal business activity and principal geographical market, is set out in Note 1 to the Financial Statements, and a summary of its principal investments is set out on the inside back cover.

INCORPORATION

The Company was incorporated on 25 May 1988 in Bermuda with limited liability.

SHARE CAPITAL AND SHARE OPTIONS

There were no movements in the Company's authorized or issued share capital during the year. Details of movements in share options issued by the Company, Indofood and Metro Pacific during the year, together with the reasons therefor, are set out in Note 31(C) to the Financial Statements.

RESERVES

Details of movements in the reserves of the Group and the Company during the year are set out in the Financial Statements on page 64.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

RESULTS AND APPROPRIATIONS

The consolidated results of the Group for the year ended 31 December 2004 and the state of affairs of the Company and the Group at that date are set out in the Financial Statements on pages 56 to 96.

The Directors do not recommend the payment of a dividend.

CHARITABLE CONTRIBUTIONS

The Group made charitable contributions totaling US$2.0 million in 2004 (2003: US$2.2 million).

PROPERTY AND EQUIPMENT

Details of movements in the Group's property and equipment during the year are provided in Note 8 to the Financial Statements.

BANK LOANS, LOAN CAPITAL AND OTHER BORROWINGS

Particulars of the bank loans, loan capital and other borrowings of the Group are provided in Notes 18 and 22 to the Financial Statements.

DISTRIBUTABLE RESERVES

At 31 December 2004, the Company's reserves available for distribution, calculated in accordance with the provisions of the Companies Act 1981 of Bermuda (as amended) was US$76.6 million (2003: Nil). The Company's share premium account, in the amount of US$958.2 million (2003: US$958.2 million), may be distributed in the form of fully-paid bonus shares.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

DIRECTORS

The names of the Directors who held office at 31 December 2004 are set out on pages 8 to 11. Details of a Director's service contract are provided in the Corporate Governance Report on page 39, remuneration policy and other details are provided in the Corporate Governance Report on page 41 and Note 31(A) to the Financial Statements, respectively.

INTERESTS OF DIRECTORS IN THE COMPANY AND ITS ASSOCIATED CORPORATIONS

At 31 December 2004, the following Directors were interested, or were deemed to be interested in the following long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and HKSE:

(A) Long positions in shares in the Company

Name		Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Sutanto Djuhar	30.0 per cent interest			
Tedy Djuhar	10.0 per cent interest			
Ibrahim Risjad	10.0 per cent interest			
Anthoni Salim	10.0 per cent interest all via			
	First Pacific Investments Limited[i]	790,229,364 [C]	24.80	–
Anthoni Salim	33.3 per cent interest via			
	First Pacific Investments (BVI) Limited[ii]	628,296,599 [C]	19.72	–
Manuel V. Pangilinan		6,026,759 [P]	0.19	31,800,000
Edward A. Tortorici		13,132,129 [P]	0.41	31,800,000
Robert C. Nicholson		–	–	24,500,000
His Excellency Albert F. del Rosario		–	–	2,840,000
Benny S. Santoso		–	–	2,840,000
Graham L. Pickles		–	–	2,840,000
Edward K.Y. Chen, GBS, CBE, JP		–	–	2,840,000
David W.C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres		–	–	2,840,000

(C) = Corporate interest, (P) = Personal interest

(i) Soedono Salim, the former Chairman of the Company, and Sudwikatmono, a former Non-executive Director of the Company, respectively own 30.0 per cent and 10.0 per cent interests in First Pacific Investments Limited.

(ii) Soedono Salim, the former Chairman of the Company, owns a 33.3 per cent interest in First Pacific Investments (BVI) Limited.

(B) Long positions in shares in associated corporations

- Manuel V. Pangilinan owned 15,048,064 common shares(P) in Metro Pacific Corporation (MPC), 73,457 common shares(P) in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 2,700,000 common shares(P) in Pilipino Telephone Corporation (PTC).
- Edward A. Tortorici owned 2,450,000 ordinary shares(P) in P.T. Indofood Sukses Makmur Tbk (Indofood), 3,051,348 common shares(P) in MPC and 104,874 common shares(P) in PLDT.
- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.
- Ibrahim Risjad owned 6,406,180 ordinary shares(P) in Indofood.
- Anthoni Salim owned 632,370 ordinary shares(P) in Indofood.
- Albert F. del Rosario owned 85,025 common shares(P) in PLDT, 1,560 preferred shares(P) in PLDT, 32,231,970 preferred shares(P) in Prime Media Holdings, Inc. (PMH) as nominee for another person, 872,911 common shares(P) in PMH as beneficial owner, 100 common shares(P) in Negros Navigation Company, Inc., 4,922 common shares(P) in Costa de Madera Corporation, 19,999 common shares(P) in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 19,999 common shares(P) in FPD Savills Philippines, Inc. as beneficial owner and one common share(P) in FPD Savills Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

(C) Long position in underlying shares in associated corporation

At 31 December 2004, pursuant to the share option scheme adopted by PLDT on 10 December 1999, Manuel V. Pangilinan was granted 97,571 stock options in PLDT on 10 December 1999, pursuant to which Manuel V. Pangilinan is entitled to exercise the stock options at the exercise price of Pesos 814 per share during the period from 10 December 2001 to 10 December 2009, in accordance with the terms of the aforesaid share option scheme.

Other than as disclosed, at 31 December 2004, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and HKSE.

INTERESTS OF SUBSTANTIAL SHAREHOLDERS IN THE COMPANY

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 31 December 2004, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital.

(A) First Pacific Investments Limited (FPIL-Liberia), which is incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 31 December 2004, representing approximately 24.80 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim), three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), the former Chairman (Soedono Salim) and a former Non-executive Director (Sudwikatmono) of the Company, in the proportions specified in the table on page 51 and in note (i) to the table. Each of these persons is taken to be interested in the shares owned by FPIL-Liberia.

(B) First Pacific Investments (BVI) Limited (FPIL-BVI), which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 31 December 2004, representing approximately 19.72 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman, and Soedono Salim, the former Chairman of the Company, each beneficially owns one-third or more of the issued share capital of FPIL-BVI and, accordingly, each of them is taken to be interested in the shares owned by FPIL-BVI.

(C) Marathon Asset Management Limited (Marathon), which was incorporated in the United Kingdom, held 191,623,300 ordinary shares of the Company in April 2004, representing approximately 6.01 per cent of the Company's issued share capital. At 31 December 2004, the Company has not received any other notification from Marathon of any change to such holding.

(D) Brandes Investment Partners, LLC (Brandes), a U.S. company, notified the Company that it held 193,171,965 ordinary shares of the Company in August 2004, representing approximately 6.06 per cent of the Company's issued share capital. At 31 December 2004, the Company has not received any other notification from Brandes of any change to such holding.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at 31 December 2004 who had an interest or short position in the shares or underlying shares of equity derivatives of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

CONTRACTS OF SIGNIFICANCE

Except for the connected and continuing connected transactions set out in the Corporate Governance Report on pages 42 to 48, there were no contracts of significance in relation to the Company's business to which the Company or its subsidiary companies were parties, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

None of the Directors had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to the Company or any of its subsidiary companies at the end of the year or at any time during the year.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Apart from as disclosed under the headings "Interests of Directors in the Company and its Associated Corporations" above and "Share Options" in Note 31(C) to the Financial Statements, at no time during the year was the Company or any of its subsidiary companies a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors of the Company or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the year.

SUMMARY FINANCIAL INFORMATION

A summary of the published results, assets, liabilities and outside interests, and various information and financial ratios of the Company and the Group for the last ten financial years, as extracted from the audited Financial Statements and reclassified as appropriate, is set out on page 100. This summary does not form part of the audited Financial Statements.

MAJOR CUSTOMERS AND SUPPLIERS

In 2004, sales to the Group's five largest customers, and purchases from the Group's five largest suppliers, respectively accounted for less than 30 per cent of total sales and total purchases for the year.

CONNECTED AND CONTINUING CONNECTED TRANSACTIONS

Connected and continuing connected transactions required to be disclosed in accordance with Chapter 14A of the Listing Rules, are disclosed in the Corporate Governance Report on pages 42 to 48.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors, at least 25% of the Company's total issued share capital was held by the public at both 31 December 2004 and the date of this report.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Previously, the Company maintained appropriate coverage for all Directors and officers of the Company and its related companies, save in those instances where individual companies have maintained their own coverage. In light of recent years' substantial increase in premium payable for insurance coverage, the Company is self-insuring. However, as premium levels have now stabilized, the Company is currently negotiating with underwriters to resume insurance coverage in this area.

EMPLOYMENT POLICIES

The Company has a policy of non-discrimination in respect of the age, religion, gender, disability or marital status of employees and prospective employees. This ensures that individuals are treated equally, given their skills and abilities, in terms of career development and opportunities for advancement.

SUBSEQUENT EVENTS
Details of significant subsequent events of the Group are set out in Note 33 to the Financial Statements.

AUDITORS
Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming AGM.

In 2002, PricewaterhouseCoopers resigned as auditors of the Company and Ernst & Young were appointed by the Directors to fill the casual vacancy so arising. Apart from that, there have been no other changes of auditors in the past three years.

On behalf of the Board of Directors

Nancy L.M. Li
Company Secretary

Hong Kong
14 March 2005

ERNST & YOUNG
安永會計師事務所

REPORT OF THE AUDITORS

TO THE SHAREHOLDERS OF **FIRST PACIFIC COMPANY LIMITED**
(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

We have audited the Financial Statements on pages 56 to 96 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of Financial Statements which give a true and fair view. In preparing Financial Statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those Financial Statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

Hong Kong
14 March 2005

PRINCIPAL ACCOUNTING POLICIES

The Group comprises First Pacific Company Limited and its subsidiary companies.

(A) BASIS OF PREPARATION

The Financial Statements have been prepared in accordance with Hong Kong GAAP and comply with HKFRSs (which includes SSAPs and Interpretations) issued by the HKICPA, the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, short-term investments and derivative instruments which, as disclosed in the accounting policies below, are stated at fair value.

New Accounting Standards Effective during 2004

Certain changes to Hong Kong GAAP had been implemented during 2004 as a consequence of the following new accounting standards issued by the HKICPA, which became effective for accounting periods commencing on, or after, 1 January 2004. The principal changes to Hong Kong GAAP are summarized as follows:

- HKFRS 1 "First-time Adoption of Hong Kong Financial Reporting Standards" prescribes the accounting treatment that an entity should apply when it adopts HKFRSs for the first time as the basis for preparing its annual and interim financial statements. The issuing of HKFRS 1 had no impact on the Group's Financial Statements.

- SSAP 36 "Agriculture" prescribes the accounting treatment, financial statement presentation and disclosures related to agricultural activity. SSAP 36 requires the measurement of biological assets on initial recognition and at each balance sheet date at their fair value less estimated point-of-sale costs. Gains and losses arising on initial recognition and subsequent changes in fair value are included in the profit and loss statement. The adoption of SSAP 36 has resulted in changing the Group's accounting policy on measuring Indofood's plantations (biological assets) from historical cost to fair value less estimated point-of-sale costs.

  Further details of these changes are included in the accounting policy for Plantations (see (F) below). As a result of the adoption of SSAP 36, prior year adjustments have been made to restate the comparative figures for the year ended and at 31 December 2003 from those included in the published 2003 Annual Financial Statements of the Group. Details of the restatement are set out in Notes 26 and 34.

New Accounting Standards Effective Subsequent to 2004

The HKICPA has issued a number of new and revised HKFRSs and HKASs (herein collectively referred to as the new HKFRSs) which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new HKFRSs in the Financial Statements for the year ended 31 December 2004. Nevertheless, the Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(B) BASIS OF CONSOLIDATION

The consolidated Financial Statements include the financial statements of the Company and its subsidiary companies made up to 31 December. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the enterprise so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, together with any goodwill and exchange reserves that was not previously charged or recognized in the consolidated profit and loss statement.

Outside interests represent the interests of outside shareholders in the results and net assets of subsidiary companies.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(C) CASH AND CASH EQUIVALENTS

For the purposes of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and at banks, including term deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally less than three months when acquired, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(D) INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out basis, the weighted-average basis or the moving average method. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

(E) PROPERTY AND EQUIPMENT

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values less residual values over their expected useful lives. Details of depreciation rates are given in Note 8(A).

Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the consolidated profit and loss statement.

(F) PLANTATIONS

Plantations are classified into immature and mature plantations. Immature plantations are reclassified as mature plantations when they start to produce fresh fruit bunches at an average of at least four tons per hectare in one year. On average, an oil palm plantation takes about four years to reach maturity from the time of planting. Both the immature and mature plantations are stated at fair value less estimated point-of-sale costs. The fair value of plantations is determined based on the present value of their expected net cash inflows. At each balance sheet date, the unrealized gains and losses arising from changes in fair value of plantations are recognized in the consolidated profit and loss statement.

(G) ASSOCIATED COMPANIES

An associated company is a company, not being a subsidiary company, in which the Group has a substantial long-term interest in the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associated companies are stated in the consolidated balance sheet at the Group's share of net assets of the associated companies under the equity method of accounting, together with related goodwill (net of accumulated impairment losses and amortization) or negative goodwill on acquisition, which was not previously eliminated or recognized in the consolidated reserves, and in the Company's balance sheet at cost less provision for impairment losses. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies, and in the Company's profit and loss statement to the extent of dividends received and receivable.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(H) SHORT-TERM INVESTMENTS

Short-term investments are securities held for dealing purposes and are stated at fair value. At each balance sheet date, the unrealized gains and losses arising from changes in fair values of short-term investments are recognized in the consolidated profit and loss statement.

The gains or losses on the disposals of short-term investments, representing the difference between the net sales proceeds and the carrying amount of the investments, are recognized in the consolidated profit and loss statement as they arise.

(I) INCOME TAX

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Deferred tax liabilities are provided, using the liability method, for all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(J) PROVISIONS AND CONTINGENT LIABILITIES

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in net borrowing costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(K) IMPAIRMENT OF ASSETS

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use and its net selling price.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(L) ACCOUNTING FOR ACQUISITION AND DISPOSAL

(i) RESULTS

The results of subsidiary or associated companies acquired or sold are accounted for from or to the effective date of acquisition or disposal.

(ii) FAIR VALUE ADJUSTMENTS

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair value of the separable net identifiable assets and liabilities acquired.

(iii) GOODWILL

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognized in the consolidated balance sheet as an asset and amortized on the straight-line basis over its estimated useful life of 20 years. In the case of associated companies, any unamortized goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

SSAP 30 "Business combinations" was adopted at 1 January 2001. Prior to that date, goodwill arising on acquisitions was eliminated against consolidated reserves in the year of acquisition. On the adoption of SSAP 30, the Group applied the transitional provision of SSAP 30 that permitted such goodwill to remain eliminated against consolidated reserves. Goodwill on acquisitions subsequent to 1 January 2001 is treated according to the SSAP 30 goodwill accounting policy above.

On the disposal of subsidiary and associated companies, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill that remains unamortized, and any relevant reserves, as appropriate. Any attributable goodwill previously eliminated against consolidated reserves at the time of acquisition is written back and included in the calculation of the gain or loss on disposal.

The carrying amount of goodwill, including goodwill eliminated against consolidated reserves, is reviewed annually and written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

(M) FOREIGN CURRENCIES

On consolidation, the financial statements of overseas subsidiary and associated companies are translated into U.S. dollars using the net investment method. The profit and loss statements of overseas subsidiary and associated companies are translated into U.S. dollars using average rates of exchange for the year. Balance sheets are translated at closing rates. The resulting translation differences are included in the exchange reserve. For the purposes of the consolidated cash flow statement, the cash flows of overseas subsidiary companies are translated into U.S. dollars at the average rates of exchange for the year.

Exchange differences, arising on the retranslation at closing rates of the opening net assets and the profits for the year retained by overseas subsidiary and associated companies, and on foreign currency borrowings used to finance long-term foreign equity investments, are taken to reserves.

Foreign currency transactions are translated into U.S. dollars at rates approximating those prevalent at the relevant transaction dates. Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date.

Exchange differences that fall within the definition of borrowing costs (see (R) below) are included in the carrying amount of an asset and are recognized in the consolidated profit and loss statement over the expected useful life of the asset or when the asset is disposed of.

All other exchange differences are dealt with in the consolidated profit and loss statement.

(N) TURNOVER AND REVENUE RECOGNITION

Turnover represents the amounts received and receivable from the sale of goods and properties and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

(O) SEGMENTAL INFORMATION

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year.

Head Office and other items mainly comprise Head Office assets, borrowings and overhead.

(P) OPERATING LEASES

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Rentals payable under operating leases are recorded in the consolidated profit and loss statement on the straight-line basis over the lease terms.

(Q) EMPLOYEE BENEFITS

(i) PENSION OBLIGATIONS

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(ii) LONG SERVICE PAYMENTS

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(iii) SHARE OPTION SCHEMES

The Group operates three share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option schemes is not recorded in the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss statement or the balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company and subsidiary companies as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded in the share premium account. Options which are canceled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

(iv) PAID LEAVE CARRIED FORWARD

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(R) BORROWING COSTS

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the consolidated profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

Other ancillary costs incurred in connection with the arrangement of borrowings are charged to the consolidated profit and loss statement in the year in which they are incurred.

(S) DERIVATIVE INSTRUMENTS

Derivative instruments, which include currency swaps and foreign exchange contracts entered into for the purpose of managing foreign currency exposures but which are not qualified as hedging for accounting purposes, are recognized as either an asset or a liability based on the fair value of each contract. The gains or losses arising from changes in fair values of these derivative instruments are recognized in the consolidated profit and loss statement.

(T) RELATED PARTIES

Related parties are individuals and corporate entities where the individual or corporate entity has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or where two parties are subject to common control or common significant influence.

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December US$ millions	Notes	2004	2003 (Restated)[(i)]
TURNOVER	1	**2,054.6**	2,161.8
Cost of sales		**(1,536.1)**	(1,657.1)
GROSS PROFIT		**518.5**	504.7
Gain/(loss) on disposal of a discontinued operation, divestments and dilutions, net		**25.1**	(3.2)
Distribution costs		**(172.2)**	(172.3)
Administrative expenses		**(121.5)**	(138.1)
Other operating (expenses)/income, net		**(20.3)**	29.9
OPERATING PROFIT	2	**229.6**	221.0
Share of profits less losses of associated companies		**118.6**	65.0
Net borrowing costs	3	**(111.9)**	(115.8)
PROFIT BEFORE TAXATION		**236.3**	170.2
Taxation	4	**(57.3)**	(35.2)
PROFIT AFTER TAXATION		**179.0**	135.0
Outside interests		**(44.5)**	(60.9)
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	5	**134.5**	74.1
EARNINGS PER SHARE (U.S. CENTS)	6		
– Basic		**4.22**	2.33
– Diluted		**4.21**	N/A

N/A: Not applicable

(i) Refer to Note 26.

The principal accounting policies on pages 56 to 60 and the Notes on pages 66 to 96 form an integral part of the Financial Statements.

CONSOLIDATED BALANCE SHEET

At 31 December US$ millions	Notes	2004	2003 (Restated)[i]
NON-CURRENT ASSETS			
Property and equipment	8	**664.4**	699.3
Plantations	9	**147.4**	160.0
Associated companies	11	**234.9**	8.0
Long-term receivables and prepayments	12	**269.2**	248.0
Goodwill	13	**36.5**	18.3
Deferred tax assets	24	**5.8**	7.5
Restricted cash	27(G)	**4.7**	4.7
		1,362.9	1,145.8
CURRENT ASSETS			
Cash and cash equivalents		**186.6**	233.3
Restricted cash and pledged deposits	27(G)	**4.5**	17.6
Short-term investments	14	**32.9**	77.0
Accounts receivable, other receivables and prepayments	15	**360.0**	430.2
Inventories	16	**281.4**	309.6
		865.4	1,067.7
CURRENT LIABILITIES			
Accounts payable, other payables and accruals	17	**282.4**	379.9
Short-term borrowings	18	**288.9**	207.4
Provision for taxation	19	**26.2**	36.8
		597.5	624.1
NET CURRENT ASSETS		**267.9**	443.6
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,630.8**	1,589.4
EQUITY CAPITAL AND RESERVES			
Issued capital	20	**31.9**	31.9
Reserves		**262.7**	19.2
Shareholders' equity		**294.6**	51.1
OUTSIDE INTERESTS	21	**365.1**	376.7
NON-CURRENT LIABILITIES			
Loan capital and long-term borrowings	22	**761.2**	955.9
Deferred liabilities and provisions	23	**100.0**	88.7
Deferred tax liabilities	24	**109.9**	117.0
		971.1	1,161.6
		1,630.8	1,589.4

(i) Refer to Note 26.

The principal accounting policies on pages 56 to 60 and the Notes on pages 66 to 96 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

14 March 2005

COMPANY BALANCE SHEET

At 31 December US$ millions	Notes	**2004**	2003
NON-CURRENT ASSETS			
Subsidiary companies	10	**694.2**	872.5
Amounts due from subsidiary companies	10(A)	**1,169.9**	868.8
Associated companies	11(A)	**-**	3.1
		1,864.1	1,744.4
CURRENT ASSETS			
Cash and cash equivalents		**27.0**	38.4
CURRENT LIABILITIES			
Payables and accruals		**8.7**	12.6
NET CURRENT ASSETS		**18.3**	25.8
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,882.4**	1,770.2
EQUITY CAPITAL AND RESERVES			
Issued capital	20	**31.9**	31.9
Reserves		**1,034.8**	900.1
Shareholders' equity		**1,066.7**	932.0
NON-CURRENT LIABILITIES			
Amounts due to subsidiary companies	10(B)	**815.7**	838.2
		815.7	838.2
		1,882.4	1,770.2

The principal accounting policies on pages 56 to 60 and the Notes on pages 66 to 96 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

14 March 2005

CONSOLIDATED AND COMPANY STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

CONSOLIDATED US$ millions	Issued share capital	Share premium account	Exchange reserve (Note 25)	Revenue reserve (Note 25)	Total
Balance at 1 January 2003, as previously reported	31.9	958.2	0.3	(1,061.6)	(71.2)
Prior year adjustments	–	–	(2.2)	47.7	45.5
As restated[(i)]	31.9	958.2	(1.9)	(1,013.9)	(25.7)
Net losses not recognized in the profit and loss statement					
– Exchange translation	–	–	(2.0)	–	(2.0)
Dilution of interests in a subsidiary and an associated company	–	–	0.5	4.2	4.7
Net profit for the year, as restated					
– Company and subsidiary companies	–	–	–	17.0	17.0
– Associated companies	–	–	–	57.1	57.1
BALANCE AT 31 DECEMBER 2003 (RESTATED)[(i)]	31.9	958.2	(3.4)	(935.6)	**51.1**
Net losses not recognized in the profit and loss statement					
– Exchange translation	–	–	(23.2)	–	**(23.2)**
Dilution and disposal of interests in subsidiary and associated companies	–	–	(33.2)	165.4	**132.2**
Net profit for the year					
– Company and subsidiary companies	–	–	–	41.0	**41.0**
– Associated companies	–	–	–	93.5	**93.5**
BALANCE AT 31 DECEMBER 2004	**31.9**	**958.2**	**(59.8)**	**(635.7)**	**294.6**

COMPANY US$ millions	Issued share capital	Share premium account	Contributed surplus (Note 25)	Revenue reserve	Total
Balance at 1 January 2003	31.9	958.2	173.8	(144.2)	1,019.7
Net loss for the year	–	–	–	(87.7)	(87.7)
BALANCE AT 31 DECEMBER 2003	31.9	958.2	173.8	(231.9)	**932.0**
Net profit for the year	–	–	–	134.7	**134.7**
BALANCE AT 31 DECEMBER 2004	**31.9**	**958.2**	**173.8**	**(97.2)**	**1,066.7**

(i) Refer to Note 26.

The principal accounting policies on pages 56 to 60 and the Notes on pages 66 to 96 form an integral part of the Financial Statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December US$ millions	Notes	2004	2003 (Restated)[i]
Operating profit		**229.6**	221.0
Depreciation		**54.5**	54.5
Foreign exchange losses, net		**33.4**	10.8
Decrease/(increase) in long-term receivables and prepayments		**24.5**	(30.1)
Loss on dilution of interests in a subsidiary and an associated company		**3.0**	3.2
Amortization of goodwill		**1.5**	1.0
Gain on disposal of a discontinued operation and divestments, net		**(28.1)**	–
Payments in respect of deferred liabilities and provisions		**(17.5)**	(8.3)
(Gain)/loss on sale of property and equipment		**(1.8)**	0.6
(Gain)/loss on changes in fair value of plantations		**(1.7)**	25.4
Others		**(5.9)**	(19.0)
Operating profit before working capital changes		**291.5**	259.1
Decrease/(increase) in accounts receivable, other receivables and prepayments		**29.6**	(69.5)
Decrease in pledged deposits		**1.9**	21.9
(Decrease)/increase in accounts payable, other payables and accruals		**(48.0)**	47.4
(Increase)/decrease in inventories		**(1.9)**	51.4
Net cash inflow generated from operations[ii]		**273.1**	310.3
Interest received		**14.8**	21.5
Interest paid		**(120.8)**	(124.9)
Tax paid		**(41.5)**	(27.6)
NET CASH INFLOW FROM OPERATING ACTIVITIES		**125.6**	179.3
Sale/(placement) of short-term investments		**39.9**	(15.8)
Divestments of subsidiary companies	27(A)	**9.1**	–
Sale of property and equipment		**7.9**	0.6
Loans repaid by associated companies		**0.5**	2.5
Disposal of subsidiary companies	27(B)	**–**	75.3
Purchase of property and equipment		**(109.1)**	(71.7)
Deposits for acquisition and increased investments in subsidiary companies	27(C)	**(39.1)**	–
Acquisition of subsidiary companies	27(D)	**(25.6)**	–
Increased investments in subsidiary companies	27(E)	**(16.9)**	–
Continuing operations		**(133.3)**	(9.1)
A discontinued operation	27(F)	**15.0**	(16.7)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(118.3)**	(25.8)
Proceeds of new borrowings		**255.9**	448.5
Shares issued to outside interests by a subsidiary company		**0.1**	5.6
Borrowings repaid		**(277.6)**	(528.3)
Dividends paid to outside interests by subsidiary companies		**(26.5)**	(50.5)
Decrease/(increase) in restricted cash		**11.2**	(20.4)
NET CASH OUTFLOW FROM FINANCING ACTIVITIES		**(36.9)**	(145.1)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		**(29.6)**	8.4
Cash and cash equivalents at 1 January		**233.3**	203.3
Exchange translation		**(17.1)**	21.6
CASH AND CASH EQUIVALENTS AT 31 DECEMBER		**186.6**	233.3
REPRESENTING			
Cash and cash equivalents		**186.6**	233.3

(i) Refer to Note 26.
(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

The principal accounting policies on pages 56 to 60 and the Notes on pages 66 to 96 form an integral part of the Financial Statements.

1. TURNOVER AND SEGMENTAL INFORMATION

US$ millions	2004	2003
TURNOVER		
Sale of goods and properties	**2,022.5**	2,118.2
Rendering of services	**32.1**	43.6
TOTAL	**2,054.6**	2,161.8

SEGMENTAL INFORMATION

Segmental information, relating to the Group's business and geographic interests, follows. Analysis by business segment is the Group's primary reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on the inside back cover. Particulars in respect of a discontinued operation are set out in Note 28.

BY PRINCIPAL BUSINESS ACTIVITY – 2004

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	A discontinued operation[i]	Head Office	2004 Total
PROFIT AND LOSS						
Segment revenue – turnover	–	1,995.8	58.8	–	–	**2,054.6**
Segment results/operating profit	–	189.9	34.2	–	5.5	**229.6**
Share of profits less losses of associated companies	118.8	(1.8)	(0.1)	1.7	–	**118.6**
Net borrowing costs						**(111.9)**
Profit before taxation						**236.3**
Taxation						**(57.3)**
Profit after taxation						**179.0**
Outside interests						**(44.5)**
Profit attributable to ordinary shareholders						**134.5**
ASSETS AND LIABILITIES						
Segment assets	–	1,789.7	122.7	–	42.3	**1,954.7**
Associated companies	206.7	1.4	26.8	–	–	**234.9**
Unallocated assets						**38.7**
Total assets						**2,228.3**
Segment liabilities	–	222.5	104.7	–	55.2	**382.4**
Unallocated liabilities						**1,186.2**
Total liabilities						**1,568.6**
OTHER INFORMATION						
Capital expenditure	–	101.6	3.5	–	–	**105.1**
Depreciation and amortization	–	55.1	0.9	–	–	**56.0**
Other non-cash expenses	3.0	1.4	9.2	–	–	**13.6**

BY PRINCIPAL GEOGRAPHICAL MARKET – 2004

US$ millions	The Philippines	Indonesia	A discontinued operation[i]	Head Office	**2004 Total**
Segment revenue – turnover	58.8	1,995.8	–	–	**2,054.6**
Segment assets	122.7	1,789.7	–	42.3	**1,954.7**
Associated companies	233.5	1.4	–	–	**234.9**
Unallocated assets					**38.7**
Total assets					**2,228.3**
Capital expenditure	3.5	101.6	–	–	**105.1**

BY PRINCIPAL BUSINESS ACTIVITY – 2003

US$ millions	Telecom-munications	Consumer Food Products (Restated)	Property and Transportation	A discontinued operation[i]	Head Office	2003 Total (Restated)
PROFIT AND LOSS						
Segment revenue – turnover	–	2,090.1	71.7	–	–	2,161.8
Segment results/operating profit	–	184.7	62.1	–	(25.8)	221.0
Share of profits less losses of associated companies	51.6	(0.4)	20.1	(6.3)	–	65.0
Net borrowing costs						(115.8)
Profit before taxation						170.2
Taxation						(35.2)
Profit after taxation						135.0
Outside interests						(60.9)
Profit attributable to ordinary shareholders						74.1
ASSETS AND LIABILITIES						
Segment assets	–	1,889.4	159.8	–	71.8	2,121.0
Associated companies	114.3	2.4	24.5	(133.2)	–	8.0
Unallocated assets						84.5
Total assets						2,213.5
Segment liabilities	–	286.2	115.6	–	75.4	477.2
Unallocated liabilities						1,308.5
Total liabilities						1,785.7
OTHER INFORMATION						
Capital expenditure	–	70.6	2.0	–	–	72.6
Depreciation and amortization	–	53.5	2.0	–	–	55.5
Other non-cash expenses	2.2	29.0	–	–	–	31.2

BY PRINCIPAL GEOGRAPHICAL MARKET – 2003

US$ millions	The Philippines	Indonesia (Restated)	A discontinued operation[i]	Head Office	2003 Total (Restated)
Segment revenue – turnover	71.7	2,090.1	–	–	2,161.8
Segment assets	159.8	1,889.4	–	71.8	2,121.0
Associated companies	138.8	2.4	(133.2)	–	8.0
Unallocated assets					84.5
Total assets					2,213.5
Capital expenditure	2.0	70.6	–	–	72.6

(i) Represents Escotel, a company operating in India which was disposed of by the Group in June 2004.

2. OPERATING PROFIT

US$ millions	Notes	**2004**	2003 (Restated)
OPERATING PROFIT IS STATED AFTER (CHARGING)/CREDITING			
Cost of inventories sold		**(1,201.5)**	(1,300.8)
Depreciation	8	**(54.5)**	(54.5)
Net exchange losses on monetary items		**(33.4)**	(10.8)
Cost of services rendered		**(31.9)**	(31.9)
Operating lease rentals			
– Land and buildings		**(12.7)**	(11.3)
– Hire of plant and equipment		**(1.6)**	(1.2)
– Others		**(6.0)**	(9.5)
Realized losses on short-term investments		**(3.3)**	(0.7)
Loss on dilution of interests in a subsidiary and an associated company		**(3.0)**	(3.2)
Amortization of goodwill (included in other operating (expenses)/income, net)	13	**(1.5)**	(1.0)
Doubtful debt provisions		**(1.4)**	(2.6)
Auditors' remuneration			
– Audit services		**(1.4)**	(1.0)
– Other services		**(0.1)**	(0.3)
Gain on disposal of a discontinued operation and divestments, net	27(A)&(F)	**28.1**	–
Unrealized gains on short-term investments		**2.2**	1.8
Gain/(loss) on sale of property and equipment		**1.8**	(0.6)
Gain/(loss) on changes in fair value of plantations	9	**1.7**	(25.4)

3. NET BORROWING COSTS

US$ millions	**2004**	2003
Loan capital wholly repayable within five years	**0.5**	0.4
Bank loans and other loans		
– wholly repayable within five years	**121.6**	135.1
– not wholly repayable within five years	**4.5**	1.9
Subtotal	**126.1**	137.0
TOTAL BORROWING COSTS	**126.6**	137.4
Less interest income	**(14.7)**	(21.6)
NET BORROWING COSTS	**111.9**	115.8

4. TAXATION

No Hong Kong profits tax (2003: Nil) has been provided as the Group had no estimated assessable profits (2003: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.

US$ millions	**2004**	2003 (Restated)
SUBSIDIARY COMPANIES – OVERSEAS		
Current taxation (Note 19)	**30.6**	36.5
Deferred taxation (Note 24)	**1.6**	(9.2)
Subtotal	**32.2**	27.3
ASSOCIATED COMPANIES – OVERSEAS		
Current taxation	**31.7**	7.3
Deferred taxation	**(6.6)**	0.6
Subtotal	**25.1**	7.9
TOTAL	**57.3**	35.2

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

US$ millions	**2004**	**%**	2003 (Restated)	%
PROFIT BEFORE TAXATION	**236.3**		170.2	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	**74.2**	**31.4**	57.1	33.5
Tax effect of:				
– Non-deductible expenses	**5.4**	**2.2**	15.3	9.0
– Share of net losses of associated companies	**0.1**	**0.1**	2.9	1.7
– Results of operations subjected to income tax holiday	**(9.5)**	**(4.0)**	(18.5)	(10.9)
– Income not subject to tax	**(6.4)**	**(2.7)**	(24.7)	(14.5)
– Others	**(6.5)**	**(2.8)**	3.1	1.9
TAXATION	**57.3**	**24.2**	35.2	20.7

5. PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

Profit attributable to ordinary shareholders includes US$15.9 million (2003: US$17.3 million) net exchange losses that arose primarily on the translation of the unhedged U.S. dollar denominated borrowings of Indofood and PLDT and US$23.0 million (2003: US$10.4 million) of net non-recurring gains. The net non-recurring gains for 2004 mainly comprise gain on disposal of 49 per cent interest in Escotel of US$17.1 million, gain on disposal of 5.1 per cent interest in Metro Pacific of US$12.2 million, gains of US$1.2 million realized by Metro Pacific from various debt reduction and restructuring exercises, partly offset by PLDT's asset impairment provisions and manpower rightsizing costs of US$4.6 million, whereas 2003's net non-recurring gains comprise gains of US$16.8 million realized by Metro Pacific from various debt reduction and restructuring exercises, partly offset by PLDT's manpower rightsizing costs of US$6.4 million.

ANALYSIS OF EXCHANGE LOSSES

US$ millions	**2004**	2003
Exchange losses		
– Subsidiary companies	**(33.4)**	(10.8)
– Associated companies	**(5.4)**	(19.8)
Subtotal	**(38.8)**	(30.6)
Attributable to taxation and outside interests	**22.9**	13.3
TOTAL	**(15.9)**	(17.3)

Included within the profit attributable to ordinary shareholders for the year ended 31 December 2004 is a profit of US$134.7 million (2003: loss of US$87.7 million) attributable to the Company.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders for the year of US$134.5 million (2003 restated: US$74.1 million), and the weighted average of 3,186.0 million (2003: 3,186.0 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share for the year ended 31 December 2004 is based on: (i) the profit attributable to ordinary shareholders for the year of US$134.5 million and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,186.0 million ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average of 10.2 million ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options during the year.

A diluted earnings per share amount for the year ended 31 December 2003 has not been disclosed as no diluting events existed during that year.

7. ORDINARY SHARE DIVIDENDS

(A) No interim dividend was paid for 2004 (2003: Nil).

(B) At a meeting held on 14 March 2005, the Directors did not recommend the payment of a final dividend for 2004 (2003: Nil).

8. PROPERTY AND EQUIPMENT

US$ millions	Land and buildings	Machinery, equipment and vessels	**Consolidated Total**
COST			
At 1 January 2004	288.4	768.5	**1,056.9**
Exchange translation	(23.1)	(59.1)	**(82.2)**
Additions	9.9	44.0	**53.9**
Acquisition of subsidiary companies (Note 27D)	8.6	12.2	**20.8**
Disposals	(4.6)	(3.7)	**(8.3)**
AT 31 DECEMBER 2004	**279.2**	**761.9**	**1,041.1**
ACCUMULATED DEPRECIATION AND IMPAIRMENT LOSSES			
At 1 January 2004	65.7	291.9	**357.6**
Exchange translation	(6.3)	(26.9)	**(33.2)**
Charge for the year	11.6	42.9	**54.5**
Disposals	(0.1)	(2.1)	**(2.2)**
AT 31 DECEMBER 2004	**70.9**	**305.8**	**376.7**
NET BOOK AMOUNT AT 31 DECEMBER 2004	**208.3**	**456.1**	**664.4**
Net book amount at 31 December 2003 (Restated)	222.7	476.6	699.3

(A) Principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold land and buildings	Lesser of period of lease, or 2.0% to 10.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property and equipment with a net book amount of US$23.4 million (2003: US$11.7 million) was pledged as security for certain of the Group's banking facilities (Note 22(F)).

9. PLANTATIONS

US$ millions	**Consolidated 2004**	2003
At 1 January	**160.0**	175.5
Exchange translation	**(14.3)**	9.9
Gain/(loss) arising from changes in fair value less estimated point-of-sale costs	**1.7**	(25.4)
AT 31 DECEMBER	**147.4**	160.0

Physical measurement of palm trees at 31 December are as follows.

Hectares	Consolidated 2004	2003
Mature plantations	**53,542**	52,816
Immature plantations	**898**	1,624
TOTAL	**54,440**	54,440

The Group's plantations represent palm trees owned by Indofood. The palm trees are planted for the production of fresh fruit bunches (FFB), which are used in the production of crude palm oil (CPO) and palm kernel oil (PKO). The fair value was determined by reference to the projected selling prices of CPO and PKO in the market. Significant assumptions made in determining the fair value of the plantations are:

(A) No new planting/re-planting activities are assumed.

(B) The palm trees have an average life of 23 years, with the first three years as immature and the following 20 years as mature or productive under a well established planting system.

(C) The yield per hectare of palm trees are based on guidelines from the Centre for Palm Tree Research in Indonesia which varies with the average age of palm trees.

(D) A discount rate of 21.7% (2003: 19.6%), which represents the weighted average cost of capital for Indofood's plantation operation, was applied in the net present value calculation.

During 2004, Indofood's palm trees produced 1.4 million tons (2003: 1.3 million tons) of FFB. The fair value of FFB harvested during 2004, determined at the point of harvest, amounted to US$112.8 million (2003: US$99.7 million).

10. SUBSIDIARY COMPANIES

US$ millions	Company 2004	2003
Unlisted shares at cost	**1,115.6**	1,115.6
Less provision for impairment loss	**(421.4)**	(243.1)
TOTAL	**694.2**	872.5

The Company's listed subsidiary companies are held through intermediate holding companies.

(A) Amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 5.0 per cent per annum (2003: zero per cent to 4.3 per cent per annum) and not repayable within one year.

(B) Amounts due to subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.4 per cent per annum (2003: zero per cent to 8.4 per cent per annum) and not repayable within one year.

(C) Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

(D) Metro Pacific group contribute to the Group's property and transportation business segment (refer to Note 1) and has continued to incur losses in 2004. Since the fourth quarter of 2001, it has been unable to meet its debt repayment obligations. Metro Pacific's ability to continue as a going concern is dependent on a number of factors, which includes its ability to settle or restructure its debt obligations, the availability of refinancing of debts and the success of its plan to revitalize its business and generate sufficient cash flows to ensure sustained and profitable operations. Metro Pacific had successfully reduced its parent company debt obligations to Pesos 1.3 billion (US$23.2 million) as of 31 December 2004 from Pesos 11.7 billion (US$208.4 million) as of 31 December 2001 when the debt reduction program was commenced. Metro Pacific anticipates it will further reduce its parent company debts to approximately Pesos 350 million (US$6.2 million) by the end of 2005.

Nenaco, a 99.0 per cent-owned subsidiary company of Metro Pacific, obtained approval for its corporate rehabilitation plan from the Manila Regional Trial Court on 4 October 2004. With the approval of the corporate rehabilitation plan, Nenaco will focus on enhancing its profitability by strengthening its marketing efforts and operational efficiencies.

11. ASSOCIATED COMPANIES

US$ millions	Consolidated 2004	2003
Shares at cost or valuation		
– Listed	**559.0**	559.0
– Unlisted	**22.0**	71.8
Share of post acquisition reserves	**104.7**	(42.8)
Goodwill on acquisitions of associated companies	**(463.1)**	(628.4)
Loans to associated companies	**12.3**	48.4
TOTAL	**234.9**	8.0

(A) At 31 December 2004, the Company does not have any interest in associated company (2003: US$3.1 million unlisted investments, net of provision for impairment losses of US$31.8 million located outside Hong Kong).

(B) At 31 December 2004, both the listed and unlisted investments were located outside Hong Kong.

(C) At 31 December 2004, the market valuation of listed investments was US$1,002.7 million (2003: US$724.2 million) and dividends received and receivable were nil (2003: Nil).

(D) Loans to associated companies are unsecured, interest-free and have no fixed terms of repayment.

(E) Details of the Group's principal associated company, PLDT, which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

(F) Additional financial information in respect of the Group's principal associated company, PLDT, as prepared under HK GAAP, is set out below.

US$ millions	PLDT 2004	2003
OPERATING RESULTS		
Turnover	**2,053.7**	1,850.0
Profit before taxation	**520.4**	245.4
Profit after taxation	**416.9**	212.9
Net profit	**418.2**	211.2
NET ASSETS		
Current assets	**834.7**	866.9
Long-term assets	**4,228.5**	3,613.5
TOTAL ASSETS	**5,063.2**	4,480.4
Current liabilities	**(1,016.8)**	(879.6)
Long-term liabilities and provisions	**(3,176.3)**	(3,116.7)
TOTAL LIABILITIES	**(4,193.1)**	(3,996.3)
Outside interests	**(16.1)**	(14.0)
AT 31 DECEMBER	**854.0**	470.1

(G) PLDT was incorporated under the law of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(H) The Group disposed of its entire 49.0 per cent interest in Escotel in June 2004.

12. LONG-TERM RECEIVABLES AND PREPAYMENTS

US$ millions	Consolidated 2004	2003
Currency swap assets, net	**130.1**	136.1
Assets not yet used in operation	**59.9**	12.5
Claims for tax refund	**34.3**	25.6
Advances and deposits for purchases	**14.6**	55.7
Others	**46.8**	67.6
Subtotal	**285.7**	297.5
Less current portion included in accounts receivable, other receivables and prepayments	**(16.5)**	(49.5)
TOTAL	**269.2**	248.0

The currency swap assets (net) relate to Indofood's hedging program.

Assets not yet used in operation represents certain of Indofood's property and equipment which have been acquired but not yet used in operation.

Claims for tax refund relates to advance tax payment made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

Advances and deposits for purchases mainly relates to Indofood's payments made to suppliers and contractors in relation to purchase of raw materials and capital expenditures.

Others mainly represent amounts arising from Indofood's provision for technical and management services and loans to affiliated companies.

13. GOODWILL

US$ millions	Consolidated 2004	2003
COST		
At 1 January	**19.7**	19.7
Additions		
– balance of subsidiary companies acquired (Note 27D)	**2.1**	–
– on acquisition of subsidiary companies (Note 27D)	**6.9**	–
– on increased investments in subsidiary companies (Note 27E)	**10.7**	–
AT 31 DECEMBER	**39.4**	19.7
ACCUMULATED AMORTIZATION		
At 1 January	**1.4**	0.4
Charge for the year	**1.5**	1.0
AT 31 DECEMBER	**2.9**	1.4
NET BOOK AMOUNT AT 31 DECEMBER	**36.5**	18.3

14. SHORT-TERM INVESTMENTS

US$ millions		Consolidated 2004	2003
Listed outside Hong Kong	– equity securities	**19.6**	6.7
	– debt securities	**1.8**	55.7
Subtotal		**21.4**	62.4
Unlisted outside Hong Kong	– equity securities	**11.5**	13.9
	– debt securities	**–**	0.7
Subtotal		**11.5**	14.6
TOTAL		**32.9**	77.0

15. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND PREPAYMENTS

Included in accounts receivable, other receivables and prepayments are trade receivables of US$170.3 million (2003: US$227.1 million), with an aged profile as below.

US$ millions	Consolidated 2004	2003
0 to 30 days	**145.5**	192.2
31 to 60 days	**6.0**	13.7
61 to 90 days	**12.2**	6.5
Over 90 days	**6.6**	14.7
TOTAL	**170.3**	227.1

Indofood allows sub-distributors/wholesalers 60 days of credit, and other customers between 15-60 days of credit. Metro Pacific collects contract receivables related to property sales by installments over periods ranging between one to five years. The current portion of which is included above.

16. INVENTORIES

US$ millions	Consolidated 2004	2003
Raw materials	**161.1**	152.2
Work in progress	**6.1**	8.2
Finished goods	**81.0**	106.2
Properties held for sale	**35.5**	56.7
Less provisions	**(2.3)**	(13.7)
TOTAL	**281.4**	309.6

At 31 December 2004, the carrying amount of inventories carried at net realizable value amounted to US$35.0 million (2003: US$44.2 million).

Principal properties held by Metro Pacific and Landco for sale are included in Properties Held for Sale at 31 December 2004:

Location in the Philippines	Approximate gross development area (sq.m.)[i]	Group's economic interest (%)	Type	Status	Estimated completion date
Batulao, Batangas	2,107,050	46.1	R	Planning	–
Lemery, Batangas	671,892	38.5	F	Under construction	2005
Punta Fuego 1, Batangas	455,238	21.2	R, Ro	Under construction	2005
Stonecrest, San Pedro, Laguna	297,986	19.6	R	Under construction	2005
Talisay, Cebu	274,591	18.9	R	Under construction	2005
Punta Fuego 2, Batangas	264,521	13.6	R, Ro, F	Under construction	2005
Legaspi City, Albay	36,602	18.9	C	Under construction	2005
Lucena City, Quezon	40,706	64.9	R	Completed	–
Pacific Plaza Towers	4,851	75.5	R	Completed	–

R = Residential, F = Farm, Ro = Resort, C = Commercial

(i) Total area for sale as subdivisions and land designated for parks and open spaces.

17. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUALS

Included in accounts payable, other payables and accruals are trade payables of US$145.1 million (2003: US$213.7 million), with an aged profile as below.

	Consolidated	
US$ millions	**2004**	2003
0 to 30 days	**121.2**	188.7
31 to 60 days	**7.4**	8.2
61 to 90 days	**5.6**	3.5
Over 90 days	**10.9**	13.3
TOTAL	**145.1**	213.7

18. SHORT-TERM BORROWINGS

US$ millions	Consolidated 2004	2003
Bank loans		
– Secured	**11.1**	17.2
– Unsecured	**123.1**	98.9
Subtotal	**134.2**	116.1
Current portion of loan capital and long-term borrowings (Note 22)	**154.7**	91.3
TOTAL	**288.9**	207.4

None (2003: None) of the debt has an original maturity of less than 90 days.

Details of the Group's pledge of assets are set out in Note 22(F) to the Financial Statements.

19. PROVISION FOR TAXATION

US$ millions	Consolidated 2004	2003
At 1 January	**36.8**	26.6
Exchange translation	**(4.2)**	1.3
Acquisition of subsidiary companies (Note 27(D))	**0.6**	–
Disposal of subsidiary companies	**–**	(0.2)
Provision for taxation on estimated assessable profits for the year (Note 4)	**30.6**	36.5
Transfer from deferred taxation (Note 24)	**3.9**	0.2
TOTAL	**67.7**	64.4
Tax paid	**(41.5)**	(27.6)
AT 31 DECEMBER	**26.2**	36.8

20. SHARE CAPITAL

US$ millions	Consolidated and Company **2004**	2003
Authorized		
5,000,000,000 ordinary shares of U.S. 1 cent each	**50.0**	50.0
Issued and fully paid		
3,185,993,003 ordinary shares of U.S. 1 cent each	**31.9**	31.9

Details of the Company's share option scheme are set out in Note 31(C) to the Financial Statements.

21. OUTSIDE INTERESTS

An analysis of the Group's outside interests, by principal operating company, is set out below.

US$ millions	Consolidated **2004**	2003 (Restated)
Indofood	**337.0**	348.8
Metro Pacific	**28.1**	27.9
TOTAL	**365.1**	376.7

22. LOAN CAPITAL AND LONG-TERM BORROWINGS

US$ millions	Notes	Consolidated **2004**	2003
SECURED LOANS			
Bank loans	(A)	**49.3**	109.5
Other loans	(B)	**121.8**	124.0
Subtotal		**171.1**	233.5
UNSECURED LOANS			
Loan capital			
– Convertible notes	(C)	**3.3**	6.4
– Convertible preferred shares	(D)	**1.3**	4.0
Bank loans		**79.6**	194.6
Other loans	(E)	**660.6**	608.7
Subtotal		**744.8**	813.7
Total loan capital and long-term borrowings		**915.9**	1,047.2
Less current portion included in short-term borrowings (Note 18)		**(154.7)**	(91.3)
TOTAL		**761.2**	955.9

The maturity profile of the Group's loan capital and long-term borrowings is as follows:

	Loan capital		Bank loans		Other loans		Consolidated Total	Total
US$ millions	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Not exceeding one year	**4.6**	10.4	**37.9**	73.7	**112.2**	7.2	**154.7**	91.3
More than one year but not exceeding two years	**-**	–	**67.0**	86.5	**115.8**	123.1	**182.8**	209.6
More than two years but not exceeding five years	**-**	–	**15.8**	101.3	**545.5**	602.0	**561.3**	703.3
More than five years	**-**	–	**8.2**	42.6	**8.9**	0.4	**17.1**	43.0
TOTAL	**4.6**	10.4	**128.9**	304.1	**782.4**	732.7	**915.9**	1,047.2
Representing amounts repayable								
– wholly within five years	**4.6**	10.4	**120.7**	260.5	**773.5**	732.3	**898.8**	1,003.2
– not wholly within five years	**-**	–	**8.2**	43.6	**8.9**	0.4	**17.1**	44.0
TOTAL	**4.6**	10.4	**128.9**	304.1	**782.4**	732.7	**915.9**	1,047.2

Bank and other loans are repayable in various annual installments at a weighted average annual rate of interest of 13.1 per cent (2003: 12.6 per cent). Details of loan capital and long-term borrowings are set out below.

(A) SECURED BANK LOANS

Include a US$32.0 million bank loan (which represents the original amount borrowed in 2003 of US$55.0 million less US$23.0 million of partial repayment made during 2004) secured on the Group's 3.2 per cent (2003: 14.0 per cent) interest in PLDT, subject to a variable LIBOR (London Inter-bank Offer Rates) based interest rate (which has been swapped into fixed rate at 7.16 per cent per annum) and was fully repaid on 11 March 2005.

(B) SECURED OTHER LOANS

Include US$112.6 million of bonds (net of US$0.4 million unamortized issuance discount) issued by CAB Holdings Limited (CAB), a wholly-owned subsidiary of the Company. These bonds were issued by CAB, on 29 July 2003, totaling US$115.0 million, bear interest at 8.25 per cent payable six monthly in arrears, mature on 29 July 2006 at their aggregate principal amount and are secured by the Group's 51.5 per cent (2003: 51.5 per cent) interest in Indofood held by CAB and, subject to certain limitations and conditions, are guaranteed by the Company. During 2003, one of the Company's wholly-owned subsidiary company repurchased US$2.0 million face value of the bonds. The repurchased US$2.0 million bonds were canceled in 2004.

(C) CONVERTIBLE NOTES

Issued by Metro Pacific totaling Pesos 1.5 billion (US$26.7 million) during September and October 1999, these notes were due for redemption, at a premium of 8.7 per cent of the par value, in September and October 2002. At 31 December 2004, Pesos 187.0 million (US$3.3 million) of these notes, together with the related redemption premium of Pesos 16.3 million (US$0.3 million), remained outstanding. The redemption premium was included in the current portion of deferred liabilities and provisions under Accounts payable, other payables and accruals.

(D) CONVERTIBLE PREFERRED SHARES

Issued by Metro Pacific totaling Pesos 720.0 million (US$12.8 million) on 23 July 1999, these preferred shares were due for redemption, with a cumulative yield of 15 per cent, in July 2002. At 31 December 2004, Pesos 73.8 million (US$1.3 million) of these preferred shares, together with the related redemption premium of Pesos 11.1 million (US$0.2 million), remained outstanding. The redemption premium was included in the current portion of deferred liabilities and provisions under Accounts payable, other payables and accruals.

(E) UNSECURED OTHER LOANS

Principally include the following bonds issued by Indofood:

(i) Rupiah 1.0 trillion (US$107.6 million) of Rupiah bonds issued in July 2000, with a coupon rate of 16.0 per cent, payable quarterly, and mature in July 2005;
(ii) US$278.6 million five-year Euro bonds (net of US$1.4 million unamortized issuance discount) issued in June 2002, with a coupon rate of 10.375 per cent, payable semi-annually, and mature in June 2007;
(iii) Rupiah 1.5 trillion (US$161.5 million) of Rupiah bonds issued in June 2003, with a coupon rate of 13.5 per cent, payable quarterly, and mature in June 2008; and
(iv) Rupiah 1.0 trillion (US$107.6 million) of Rupiah bonds issued in July 2004, with a coupon rate of 12.5 per cent, payable quarterly, and mature in July 2009.

(F) PLEDGE OF ASSETS

At 31 December 2004, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivable and inventories equating to a net book value of US$44.8 million (2003: US$75.8 million). Apart from these, the Head Office's US$32.0 million bank loan and US$112.6 million bonds, as described in Notes (A) and (B) above, were secured by the Group's 3.2 per cent and 51.5 per cent interests in PLDT and Indofood, respectively.

23. DEFERRED LIABILITIES AND PROVISIONS

					Consolidated	
US$ millions	Deferred income	Long-term payables	Pension	Others	**Total 2004**	Total 2003
At 1 January	30.3	11.9	43.7	36.0	**121.9**	162.2
Exchange translation	–	(0.4)	(3.7)	(0.1)	**(4.2)**	(1.1)
Additions	–	2.4	2.4	4.6	**9.4**	23.2
Reclassification[i]	–	19.1	–	–	**19.1**	–
Payment and utilization	(2.0)	(0.4)	(1.5)	(24.2)	**(28.1)**	(51.5)
Disposal of subsidiary companies	–	–	–	–	**–**	(10.9)
Subtotal	28.3	32.6	40.9	16.3	**118.1**	121.9
Less current portion included in accounts payable, other payables and accruals	(1.3)	(9.2)	(0.3)	(7.3)	**(18.1)**	(33.2)
AT 31 DECEMBER	27.0	23.4	40.6	9.0	**100.0**	88.7

(i) Reclassified from Accounts payable, other payables and accruals.

Deferred income relates to upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary of the Company, from Smart in respect of their arrangement for Service Agreement (Note 32(C)) and the unrealized gross profit arising on property sales.

Long-term payables relate to liabilities for property development and payables of Nenaco, which was reclassified from Accounts payable, other payables and accruals following the Manila Regional Trial Court's approval of Nenaco's corporate rehabilitation program.

Pension relates to accrued liabilities in relation to retirement schemes and long service payments.

Others mainly relates to provisions for warranty claims.

24. DEFERRED TAX

The movement in deferred tax assets and liabilities during the year is as follows:

US$ millions	Consolidated 2004	2003 (Restated)
DEFERRED TAX ASSETS		
At 1 January	**7.5**	9.6
Exchange translation	**(2.1)**	–
Disposal of subsidiary companies	**–**	(12.4)
(Charge)/credit to profit and loss (Note 4)	**(1.3)**	14.8
Transfer (to)/from provision for taxation (Note 19)	**(0.3)**	0.5
Reclassification	**2.0**	(5.0)
AT 31 DECEMBER	**5.8**	7.5
DEFERRED TAX LIABILITIES		
At 1 January	**(117.0)**	(117.5)
Exchange translation	**9.5**	(6.2)
Acquisition of subsidiary companies (Note 27D)	**(3.4)**	–
Increased investments in subsidiary companies	**(0.9)**	–
Disposal of subsidiary companies	**–**	17.1
Charge to profit and loss (Note 4)	**(0.3)**	(5.6)
Transfer to/(from) provision for taxation (Note 19)	**4.2**	(0.3)
Reclassification	**(2.0)**	(4.5)
AT 31 DECEMBER	**(109.9)**	(117.0)

An analysis by major components of deferred tax assets and liabilities is as follows.

US$ millions	Consolidated 2004	2003 (Restated)
DEFERRED TAX ASSETS		
Tax loss carry forward	**3.7**	7.9
Allowance for doubtful accounts	**0.9**	1.4
Others	**1.2**	(1.8)
TOTAL	**5.8**	7.5
DEFERRED TAX LIABILITIES		
Depreciation of property and equipment	**(76.6)**	(73.9)
Changes in fair value of plantations	**(38.4)**	(41.9)
Withholding tax on undistributed earnings of subsidiary and associated companies	**(4.1)**	(9.3)
Others	**9.2**	8.1
TOTAL	**(109.9)**	(117.0)

At 31 December 2004, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$29.5 million (2003: US$25.0 million) in respect of non-Hong Kong tax losses, and US$40.7 million (2003: US$40.7 million) in respect of Hong Kong tax losses. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets has been properly recognized.

25. RESERVES

An analysis of the exchange reserve by principal operating company is set out below.

US$ millions	Consolidated 2004	2003 (Restated)
PLDT	**(50.4)**	(51.5)
Indofood	**(11.6)**	12.6
Escotel	**–**	34.0
Others	**2.2**	1.5
TOTAL	**(59.8)**	(3.4)

An analysis of the goodwill reserve, eliminated against revenue reserve, by principal operating company is set out below.

US$ millions	Consolidated 2004	2003 (Restated)
PLDT	**(463.1)**	(465.0)
Indofood	**(294.1)**	(294.2)
Escotel	**–**	(163.4)
TOTAL	**(757.2)**	(922.6)

An analysis of the accumulated reserves of associated companies, included within consolidated reserves, is set out below.

US$ millions	Consolidated 2004	2003
Revenue reserve	**155.1**	(25.3)
Exchange reserve	**(50.4)**	(17.5)
TOTAL	**104.7**	(42.8)

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

26. PRIOR YEAR ADJUSTMENTS

In 2004, the Group changed its accounting policy in respect of the accounting for plantations pursuant to SSAP 36. Details of the requirements of this new accounting standard are summarized in the Principal Accounting Policies section on page 56.

Pursuant to the new accounting standard, the changes have been applied retrospectively and their impact on figures reported for prior years is summarized as follows.

US$ millions	As previously reported For the year ended 31 December 2003	Restatement	As restated For the year ended 31 December 2003
PROFIT AND LOSS STATEMENT			
Operating profit	246.4	(25.4)	221.0
Profit after taxation	152.8	(17.8)	135.0
Profit attributable to ordinary shareholders	81.5	(7.4)	74.1

US$ millions	As previously reported At 31 December 2003	Restatement	As restated At 31 December 2003
BALANCE SHEET			
Total assets	2,073.8	139.7	2,213.5
Total liabilities	1,743.8	41.9	1,785.7
Shareholders' equity	10.7	40.4	51.1
Outside interests	319.3	57.4	376.7

The adoption of SSAP36 had no significant impact on figures reported in prior years' cash flow statements.

27. NOTES TO CONSOLIDATED CASH FLOW STATEMENT

(A) DIVESTMENTS OF SUBSIDIARY COMPANIES

US$ millions	Metro Pacific	Landco, Inc.	**Total 2004**
Net inflow of cash and cash equivalents			
per consolidated cash flow statement	8.0	1.1	**9.1**
Exchange reserve reinstated	0.1	–	**0.1**
Net liabilities/(assets) disposed of	4.1	(2.3)	**1.8**
TOTAL	12.2	(1.2)	**11.0**
Group's share	12.2	(0.9)	**11.3**
Outside interests' share	–	(0.3)	**(0.3)**
TOTAL GAIN/(LOSS) ON DIVESTMENTS	12.2	(1.2)	**11.0**

During September and October 2004, the Group disposed of 5.1 per cent interest in Metro Pacific which resulted in a reduction in the Group's interest in Metro Pacific from 80.6 per cent to 75.5 per cent.

In September 2004, Metro Pacific disposed of its 10.33 per cent interest in Landco, Inc., which resulted in a reduction in Metro Pacific's interest in Landco, Inc. from 61.33 per cent to 51.0 per cent.

(B) DISPOSAL OF SUBSIDIARY COMPANIES

In December 2004, Metro Pacific disposed of its 34.2 per cent interest in Prime Media Holdings, Inc. (PMH) for a consideration of Pesos 2.5 million (US$0.04 million). As a result of this transaction, Metro Pacific's interest in PMH reduced from 83.2 per cent to 49.0 per cent. Accordingly, PMH was reclassified from a subsidiary company to an associated company. The 2003 net cash inflow from disposal of subsidiary companies of US$75.3 million relates to Metro Pacific's assignment of 50.4 per cent controlling interest in Bonifacio Land Corporation (BLC) (which reduced Metro Pacific's interest in BLC from 72.9 per cent to 22.5 per cent).

(C) DEPOSITS FOR ACQUISITION AND INCREASED INVESTMENTS IN SUBSIDIARY COMPANIES

The cash outflow of US$39.1 million represents Indofood's deposits for acquiring convertible bonds issued by PT Bina Makna Indopratama and the acquisition of two oil palm plantation companies.

(D) ACQUISITION OF SUBSIDIARY COMPANIES

US$ millions	**2004 Indofood's acquisition of Perfect Wealth Investments Limited and its subsidiary company (Perfect Wealth)**
CONSIDERATION	
Cash and cash equivalents	**28.4**
NET ASSETS	
Property and equipment (Note 8)	**20.8**
Long-term receivables and prepayments	**0.7**
Goodwill (Note 13)	**2.1**
Cash and cash equivalents	**2.8**
Accounts receivable, other receivables and prepayments	**8.5**
Inventories	**5.8**
Accounts payable, other payables and accruals	**(6.4)**
Short-term borrowings	**(1.1)**
Provision for taxation (Note 19)	**(0.6)**
Deferred tax liabilities (Note 24)	**(3.4)**
Outside interests	**(7.7)**
TOTAL NET ASSETS ACQUIRED AT FAIR VALUE	**21.5**
GOODWILL (NOTE 13)	**6.9**
NET OUTFLOW OF CASH AND CASH EQUIVALENTS PER CONSOLIDATED CASH FLOW STATEMENT	**25.6**

The subsidiary companies acquired during the year, Perfect Wealth, had net cash outflows from operating activities of US$0.4 million in 2004 and paid US$0.3 million in respect of financing activities.

(E) INCREASED INVESTMENTS IN SUBSIDIARY COMPANIES

The cash outflows of US$16.9 million principally represents Indofood's increased interest in its food seasonings subsidiary company, PT Indosentra Pelangi, from 70.0 per cent to 92.2 per cent.

US$ millions	PT Indosentra Pelangi	Others	**Total 2004**
CONSIDERATION			
Cash and cash equivalents	16.7	0.2	**16.9**
TOTAL CONSIDERATION	16.7	0.2	**16.9**
Net assets acquired	6.0	0.2	**6.2**
GOODWILL (Note 13)	10.7	–	**10.7**

(F) A DISCONTINUED OPERATION

The cash inflow from investing activities for a discontinued operation in 2004 relates to the disposal of Escotel and is analyzed as follows:

US$ millions	**Escotel**
Share of net liabilities disposed of	**(131.8)**
Goodwill reinstated from reserves	**163.4**
Exchange reserve reinstated	**(33.7)**
Gain on disposal (Note 28)	**17.1**
NET INFLOW OF CASH AND CASH EQUIVALENTS	
PER CONSOLIDATED CASH FLOW STATEMENT (Note 28)	**15.0**

The cash outflow from investing activities for a discontinued operation of US$16.7 million in 2003 represents the Group's additional loans to Escotel.

(G) RESTRICTED CASH AND PLEDGED DEPOSITS

At 31 December 2004, the Group had US$9.2 million (2003: US$20.4 million) of cash which was restricted as to use. Included in such amount, US$4.5 million (2003: US$15.7 million) is expected to be released during 2005 and, accordingly, classified as current assets.

(H) MAJOR NON-CASH TRANSACTION

During the year, Metro Pacific settled approximately Pesos 2.8 billion (US$49.9 million) of borrowings through the transfer of properties and other assets to its creditors.

28. A DISCONTINUED OPERATION

Date of disposal	Associated company	Percentage held (%)	Percentage sold (%)	Consideration US$m (Note 27(F))	Gain on disposal US$m (Note 27(F))
June 2004	Escotel	49.0	49.0	15.0	17.1

Escotel is based in New Delhi, India and provides GSM cellular telephone services in Uttar Pradesh (West), Haryana and Kerala.

The results, cash flows and assets of Escotel attributable to the Group were as follows.

US$ millions	**2004**	2003
PROFIT AND LOSS		
Share of profits less losses of associated companies	**1.7**	(6.3)
PROFIT/(LOSS) AFTER TAXATION FOR THE YEAR	**1.7**	(6.3)
CASH FLOW		
NET INVESTING CASH INFLOW/(OUTFLOW) FOR THE YEAR	**15.0**	(16.7)
ASSETS		
SHARE OF NET LIABILITIES AT 31 DECEMBER	**–**	(133.2)

29. COMMITMENTS AND CONTINGENT LIABILITIES

(A) CAPITAL EXPENDITURE

US$ millions	Consolidated **2004**	2003
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**19.1**	6.7
Contracted, but not provided for	**9.1**	10.0
TOTAL	**28.2**	16.7

Capital expenditure commitments principally relate to Indofood's purchase of machinery and equipment.

The Company has no commitments in respect of capital expenditures (2003: Nil).

(B) LEASING COMMITMENTS

At 31 December 2004, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

US$ millions	Consolidated **2004**	2003
LAND AND BUILDINGS		
– Within one year	**2.1**	6.8
– Between two and five years inclusive	**7.0**	2.4
– After five years	**1.0**	0.5
Subtotal	**10.1**	9.7
HIRE OF PLANT AND EQUIPMENT AND OTHERS		
– Within one year	**0.5**	7.5
– Between two and five years inclusive	**1.3**	7.2
– After five years	**0.2**	–
Subtotal	**2.0**	14.7
TOTAL	**12.1**	24.4

At 31 December 2004, the Company did not have any leasing commitments (2003: Nil).

(C) CONTINGENT LIABILITIES

The Company's US$82.4 million guarantee in respect of credit facilities extended to Escotel was released upon the disposal of Escotel in June 2004. At 31 December 2004, neither the Group nor the Company had any significant contingent liabilities.

30. EMPLOYEE INFORMATION

(A) REMUNERATION

US$ millions	Consolidated **2004**	2003
Basic salaries	**141.2**	125.2
Bonuses	**19.4**	19.8
Benefits in kind	**21.0**	30.1
Pension contributions	**7.7**	6.5
TOTAL	**189.3**	181.6
AVERAGE NUMBER OF EMPLOYEES	**48,110**	45,842

The above includes the remuneration of Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 31(A).

(B) RETIREMENT BENEFITS

The Group operates both defined contribution and defined benefit schemes covering approximately 24,653 (2003: 23,640) employees.

(i) *DEFINED CONTRIBUTION SCHEMES*

The Group operates six (2003: six) defined contribution schemes covering approximately 23,469 (2003: 22,354) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2003: zero per cent to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2003: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2004, no amounts (2003: US$0.1 million) were used for this purpose. At 31 December 2004, the forfeited contributions had been fully utilized.

(ii) *DEFINED BENEFIT SCHEMES*

The Group operates two (2003: two) defined benefit schemes covering approximately 1,184 (2003: 1,286) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by PT Jasa Aktuaria Praptasentosa Gunajasa's actuary (a member of Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) and Actuarial Advisers, Inc. (a member of Actuarial Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group.

The amount of deficit under defined benefit schemes included in the balance sheet is as follows.

US$ millions	Consolidated **2004**	2003
Present value of defined benefit obligations	**9.0**	11.0
Fair value of plan assets	**(6.4)**	(6.8)
LIABILITY IN BALANCE SHEET	**2.6**	4.2

The movement of defined benefit liability during the year is as follows.

US$ millions	Consolidated **2004**	2003
At 1 January	**4.2**	4.4
Exchange translation	**(0.2)**	0.1
Net pension scheme cost recognized in the profit and loss statement	**1.0**	1.9
Payment	**(2.4)**	(2.2)
AT 31 DECEMBER	**2.6**	4.2

The amount recognized in the profit and loss statement is analyzed as follows.

US$ millions	Consolidated **2004**	2003
Current service cost	**0.4**	2.2
Past service cost	**0.5**	–
Expected return on plan assets	**(0.7)**	(0.5)
Net actuarial losses recognized in the year	**0.8**	0.2
TOTAL INCLUDED IN EMPLOYEE REMUNERATION	**1.0**	1.9
ACTUAL RETURN ON PLAN ASSETS	**9%**	8%

Principal actuarial assumptions (weighted average) at 31 December are as follows.

	Consolidated	
	2004	2003
Discount rate	**9%**	9%
Expected return on plan assets	**9%**	9%
Future salary increases	**6%**	13%
Future pension increases	**6%**	13%
Average remaining working lives of employees (years)	**12**	12

(C) LOANS TO OFFICERS

During 2004 and 2003, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

31. DIRECTOR AND SENIOR EXECUTIVE REMUNERATION

The remuneration of the Directors and senior executives, as disclosed in Notes (A) and (B), exclude the benefits arising from the exercise of share options.

(A) DIRECTORS' REMUNERATION

The table below shows the remuneration of Directors on an individual named basis.

DIRECTORS' REMUNERATION – 2004

	Non-performance based						
US$ thousands	**Salary**	**Other benefits**	**Pension contributions**	**Performance based payments**[i]	**Fees**[ii]	**Emoluments**[iii]	**2004 Total**
CHAIRMAN							
Anthoni Salim	–	–	–	–	–	–	–
EXECUTIVE DIRECTORS							
Manuel V. Pangilinan (Managing Director and Chief Executive Officer)	1,480	189	76	1,003	–	–	**2,748**
Edward A. Tortorici	837	128	261	1,169	–	–	**2,395**
Robert C. Nicholson	749	2	1	375	–	–	**1,127**
NON-EXECUTIVE DIRECTORS							
His Excellency Albert F. del Rosario (reappointed as Non-executive Director on 24 May 2004)	–	26	–	–	25	–	**51**
Sutanto Djuhar	–	–	–	–	–	–	**-**
Tedy Djuhar	–	–	–	–	–	–	**-**
Ibrahim Risjad	–	–	–	–	–	–	**-**
Benny S. Santoso	–	–	–	–	–	–	**-**
INDEPENDENT NON-EXECUTIVE DIRECTORS							
Graham L. Pickles (appointed on 24 May 2004)	–	–	–	–	55	–	**55**
Edward K.Y. Chen, GBS, CBE, JP	–	–	–	–	55	–	**55**
David W.C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres	–	–	–	–	35	77	**112**
TOTAL	**3,066**	**345**	**338**	**2,547**	**170**	**77**	**6,543**

DIRECTORS' REMUNERATION – 2003

US$ thousands	Non-performance based							
	Salary	Other benefits	Pension contributions	Compensation for contract severance	Performance based payments[i]	Fees[ii]	Emoluments[iii]	2003 Total
CHAIRMAN								
Anthoni Salim	–	–	–	–	–	–	–	–
EXECUTIVE DIRECTORS								
Manuel V. Pangilinan (Managing Director and Chief Executive Officer)	871	186	38	–	849	–	–	1,944
Edward A. Tortorici	750	73	2,075	–	383	–	–	3,281
Robert C. Nicholson (assumed the role of Executive Director with effect from 27 November 2003)	54	2	–	–	–	–	–	56
Michael J. A. Healy (resigned on 29 May 2003)	214	121	9	657	385	–	–	1,386
Ronald A. Brown (resigned on 29 May 2003)	349	286	10	2,395	59	–	–	3,099
NON-EXECUTIVE DIRECTORS								
Sutanto Djuhar	–	–	–	–	–	–	–	–
Tedy Djuhar	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
Benny S. Santoso (appointed on 2 June 2003)	–	–	–	–	–	–	–	–
INDEPENDENT NON-EXECUTIVE DIRECTORS								
Robert C. Nicholson (appointed as Independent Non-executive Director on 2 June 2003)	–	–	–	–	–	–	215	215
Edward K.Y. Chen, GBS, CBE, JP	–	–	–	–	–	33	–	33
David W.C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres	–	–	–	–	–	25	77	102
His Excellency Albert F. del Rosario (appointed on 2 June 2003)	–	–	–	–	–	10	–	10
TOTAL	2,238	668	2,132	3,052	1,676	68	292	10,126

(i) *Performance based payments comprise bonus and long-term monetary incentive awards.*
(ii) *For meetings attended.*
(iii) *For consultancy services provided to the Company.*

Included within total Directors' remuneration is an amount of US$0.9 million (2003: US$1.9 million) paid or reimburseable by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) SENIOR EXECUTIVES' REMUNERATION

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed that of the Company's Directors. Two (2003: One) senior executives were among the Group's five highest earning employees. The remaining three (2003: four), of the five highest earning employees, are the Company's Directors.

US$ millions	**2004**	2003
Non-performance based		
– Salary and benefits	**0.6**	0.5
Performance based		
– Bonus and long-term monetary incentive awards	**0.3**	0.7
TOTAL	**0.9**	1.2

The table below shows the remuneration of the two (2003: one) senior executives who were among the Group's five highest earning employees in 2004.

Remuneration bands	**2004 Number**	2003 Number
US$381,001 – US$445,000	**1**	–
US$445,001 – US$509,000	**1**	–
US$1,149,001 – US$1,213,000	**–**	1
TOTAL	**2**	1

(C) SHARE OPTIONS

Particulars of the share options of the Company and its subsidiary companies granted to the Directors and senior executives of the Company and its subsidiary companies at 31 December 2004 are set out below.

(i) PARTICULARS OF THE COMPANY'S SHARE OPTION SCHEME

COMPANY	Share options held at 1 January 2004	Share options granted during the year	**Share options held at 31 December 2004**	Share options exercise price (HK$)	Market price at date of grant (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
EXECUTIVE DIRECTORS									
Manuel V. Pangilinan	–	31,800,000	**31,800,000**	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	–	31,800,000	**31,800,000**	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	–	24,500,000	**24,500,000**	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
NON-EXECUTIVE DIRECTORS									
His Excellency Albert F. del Rosario	–	2,840,000	**2,840,000**	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	–	2,840,000	**2,840,000**	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
INDEPENDENT NON-EXECUTIVE DIRECTORS									
Graham L. Pickles	–	2,840,000	**2,840,000**	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen, GBS, CBE, JP	–	2,840,000	**2,840,000**	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
David W.C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres	–	2,840,000	**2,840,000**	1.76	1.76	1 June 2004	June 2005	June 2005	May 2014
SENIOR EXECUTIVES	–	32,286,000	**32,286,000**	1.76	1.76	1 June 2004	December 2008	June 2005	May 2014
TOTAL	–	**134,586,000**	**134,586,000**						

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (the Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant to directors and executives of the Company share options of the Company as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for ten years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the Company's issued share capital, excluding any shares issued on the exercise of options, from time to time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to one per cent of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less then the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of HKSE on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotations sheet of HKSE for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. In accordance with paragraph 17.08 of the Listing Rules, the Company is disclosing the value of the options granted under the Scheme. The average fair values of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of the Company's shares commensurate to the average expected life of the options granted)	55 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on Hong Kong Exchange Fund Notes)	4.06 per cent per annum

Taking into account the expected turnover rate of Directors and senior executives and early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes option holders will exercise the options when the share price is at least 75 per cent higher than the exercise price.

The binomial model, applied for determination of the estimated values of the share options granted under the Company's Scheme, was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of share options granted are set out in Note Q(iii) of the Principal Accounting Policies section on page 60.

During the year, no share options in respect of the Scheme have been exercised as the options are only exercisable from June 2005 onwards.

(ii) PARTICULARS OF INDOFOOD'S SHARE OPTION SCHEME

INDOFOOD	Share options held at 1 January 2004	Share options granted during the year	Share options exercised during the year	Share options canceled during the year	**Share options held at 31 December 2004**	Share options exercise price (Rupiah)	Market price at date of grant (Rupiah)	Market price at date of exercise (Rupiah)	Grant date	Exercisable from	Exercisable until
QUALIFIED EMPLOYEES	–	*228,900*	*(1,839)*	*(227,061)*	**–**	*412,500*	*400,000*	*337,500 to 412,500*	*7 January 2004*	*January 2004*	*May 2004*

On 16 May 2001, Indofood established an ESOP, which is to be implemented in three phases ending on 15 May 2004, for appreciation purposes. Under this program, certain persons who have been employees, including senior executives and employees cooperatives, of Indofood for a minimum of one year are entitled to receive non-transferable options to purchase Indofood's common shares with a par value of Rupiah 100 each, exercisable in the relevant period up to 15 May 2004. The program has authorized the granting of up to 915,600 options to purchase 500 common shares each, representing in aggregate 457,800,000 common shares or five per cent of the issued and outstanding share capital of Indofood at 16 May 2001, at an exercise price of Rupiah 825 per share. The exercise price was determined as the average closing price of the Indofood's shares during 25 consecutive trading days prior to 16 May 2001. The options were granted to three groups of employees, namely Group A (Executive Management) with a maximum portion of 48 per cent, Group B (Other Executive Management and staff) with a maximum portion of 50 per cent, and Group C (Employees' Cooperatives) with a maximum portion of two per cent, in each phase. The offer of the grant of options may be accepted by a participant within three days after the qualified employees received the notification. The options are exercisable when they are granted within the relevant ESOP phases. If the consideration is based on loans from Indofood, they must be paid or repaid within three years.

On 15 May 2002, 457,800 options under Phase I of Indofood's ESOP were granted and all of these have been exercised. The market value of Indofood shares at the date of options granted was Rupiah 1,000 per share.

In February 2003, 228,900 options under Phase II of Indofood's ESOP were granted and became rights of the qualified employees. The market value of Indofood shares at the date of options granted was Rupiah 575 per share. During 2003, 58,369,500 shares were issued through the exercise of 116,739 options granted under Phase II of Indofood's ESOP. The remaining 112,161 options were canceled on 15 May 2003 when they expired.

In January 2004, 228,900 options under Phase III (the final phase) of Indofood's ESOP were granted to the qualified employee and a total of 114,450,000 new shares of Indofood are available for subscription by the qualified employees at the exercise price of Rupiah 825 per share. During the year, 919,500 shares were issued through the exercise of 1,839 options granted under Phase III of Indofood's ESOP. The remaining 227,061 options were canceled on 15 May 2004 when they expired.

(iii) PARTICULARS OF METRO PACIFIC'S SHARE OPTION SCHEME

METRO PACIFIC	Options held at 1 January 2004	Options canceled during the year	**Options held at 31 December 2004**	Option exercise price (Peso)	Market price at date of grant (Peso)	Grant date	Exercisable from	Exercisable until
SENIOR EXECUTIVES	9,808,471	(791,212)	**9,017,259**	1.91	2.37	16 April 1995 to	April 1996 to	April 2005 to
						1 August 1995	August 1996	August 2005
	674,236	(674,236)	**-**	4.38	5.19	16 April 1996	April 1997	April 2006
	10,018,750	(9,703,066)	**315,684**	3.46	3.57	1 August 1997	August 1997	August 2007
TOTAL	**20,501,457**	**(11,168,514)**	**9,332,943**					

On 15 May 1990, Metro Pacific approved a share option scheme under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The scheme became effective on 15 May 1990. The scheme is valid for an indefinite period of time.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the issued share capital of Metro Pacific, excluding any shares issued on the exercise of options, from time to time. At 31 December 2004, the number of shares issuable under share options granted under Metro Pacific's share option scheme was 9,332,943, which represents approximately 0.05 per cent of Metro Pacific's shares in issue at that date. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 30 per cent of the maximum aggregate number of shares of Metro Pacific subject to the scheme at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offer shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than the (i) average of the official closing price of the shares on the Philippine Stock Exchange for the twenty trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares.

No share options have been granted or exercised during the year in respect of Metro Pacific's share option scheme.

32. RELATED PARTY TRANSACTIONS

Significant related party transactions entered into by the Group during the year are disclosed as follows.

(A) Larouge B.V. (Larouge), a wholly-owned subsidiary of the Company, extended a US$90.0 million loan to Metro Pacific in April 2001. The principal amount of the loan was repaid on 17 April 2003. As of 31 December 2003, the outstanding unsecured interest payable from Metro Pacific to Larouge amounted to Pesos 721 million (US$12.8 mi lion).

On 18 December 2003, First Pacific International Limited (FPIL), a wholly-owned subsidiary of the Company, extended a HK$10.0 million (US$1.3 million) loan to Metro Pacific in order to provide Metro Pacific with the cash resources required to meet general working capital requirements. The loan was unsecured, subject to an interest rate of 9.0 per cent per annum and repayable no later than 31 December 2005.

On 21 October 2004, Larouge and FPIL assigned receivables from Metro Pacific totaling Pesos 793.4 million (US$14.1 million) to Mcrae Investment Limited, another wholly-owned subsidiary of the Company. The amount assigned becomes interest-free and securities were created over certain assets of Metro Pacific with a value approximate to the outstanding amount.

(B) On 31 December 2004, Metro Pacific Resources, Inc. (MPRI), a company in which the Company has 100 per cent economic interest, entered into a subscription agreement with Metro Pacific to subscribe not more than Pesos 450 million (US$8.0 million) of Series 1-C Preferred Shares planned to be issued by Metro Pacific before 30 June 2005. MPRI's funding for subscription of such shares came from the proceeds of approximately Pesos 450 million (US$8.0 million) realized from First Pacific's sale of 5.1 per cent aggregate shareholding in Metro Pacific in September and October 2004. The issue of the said preferred shares was made to recapitalize Metro Pacific and designed to rebuild the financial resources required for the future growth of Metro Pacific.

(C) ALBV, a wholly-owned subsidiary of the Company, had a technical assistance agreement with Smart, a wholly-owned subsidiary of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of five years from 23 February 1999, subject to renewal upon mutual agreement between the parties. During 2004, the agreement was renewed for a period of four years from 23 February 2004 with the same terms as the previously expired agreement. The agreement provides for quarterly payments of technical service fees equivalent to one per cent of the net revenues of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services.

Total fees under these arrangements amounted to Pesos 507 million (US$9.0 million) for the year ended 31 December 2004 (2003: Pesos 429 million or US$7.9 million). At 31 December 2004, ALBV had outstanding receivables under these arrangements amounting to Pesos 267 million (US$4.8 million) (31 December 2003: Pesos 228 million or US$4.1 million).

(D) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of transactions

For the year ended 31 December US$ millions	**2004**	2003
PROFIT AND LOSS ITEMS		
Sales of finished goods		
– to associated companies	**52.6**	42.9
– to affiliated companies	**23.7**	4.6
Purchases of raw materials		
– from associated companies	**15.8**	13.3
– from affiliated companies	**9.8**	1.8
Management and technical services fee income and royalty income		
– from associated companies	**0.2**	0.3
– from affiliated companies	**2.1**	1.7
Rental expenses		
– to affiliated companies	**3.1**	1.7

Approximately four per cent (2003: two per cent) of Indofood's sales and two per cent (2003: one per cent) of its purchases were transacted with these related parties.

Nature of balances

At 31 December US$ millions	**2004**	2003
BALANCE SHEET ITEMS		
Accounts receivable – trade		
– from associated companies	**6.8**	7.9
– from affiliated companies	**4.6**	2.6
Accounts receivable – non-trade		
– from associated companies	**3.8**	2.0
– from affiliated companies	**4.3**	8.1
Long-term receivables		
– from associated companies	**4.7**	6.0
– from affiliated companies	**–**	1.5
Accounts payable – trade		
– to associated companies	**2.5**	1.3
– to affiliated companies	**1.2**	1.7

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on Pages 42 to 48.

33. SUBSEQUENT EVENTS

(A) On 18 January 2005, the Company issued US$199.0 million five-year Zero Coupon Exchangeable Notes (the Notes) through its wholly-owned subsidiary, First Pacific Finance Limited (FPF). The Notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company.

The Notes have a yield to maturity of 5.625 per cent per annum. Unless previously redeemed, exchanged, or purchased and cancelled, FPF will redeem the Notes at 131.97 per cent of their principal amount on 18 January 2010. Noteholders have the option to put the Notes to FPF at 118.11 per cent of par value on the third anniversary of the Notes.

The Notes carry an initial conversion premium of 21 per cent, which translates into a conversion price of US$29.33 per PLDT share. Assuming full exchange of the Notes, the Notes will be exchangeable into 6,784,091 PLDT shares (subject to adjustment), representing approximately 4.0 per cent of the total common shares issued by PLDT, and reducing the Group's economic interest in PLDT from approximately 24.2 per cent to 20.2 per cent and reducing the Group's voting interest in PLDT from 31.3 per cent to 27.3 per cent.

The net proceeds of approximately US$194 million will be used by the Company for general corporate purposes including acquisitions in line with the Company's principal strategic objectives, repayment of debt and working capital.

(B) On 24 February 2005, Indofood and Nestle S.A. (Nestle) of Switzerland announced the signing of a joint venture agreement to engage in the business of manufacturing, selling, marketing and distributing culinary products in Indonesia and eventually for export. The new joint venture company, which will be equally owned by Indofood and Nestle, will be named "PT Nestle Indofood Citarasa Indonesia". The new joint venture company is expected to commence operations by 1 April 2005.

34. COMPARATIVE FIGURES

Amounts have been reclassified and comparatives have been restated, as appropriate, in accounting for plantations (Note 26). Such reclassifications and restatements have the effects of increasing the shareholders' equity at 31 December 2003 to US$51.1 million from US$10.7 million and reducing the profit attributable to ordinary shareholders for the year ended 31 December 2003 from US$81.5 million to US$74.1 million.

35. APPROVAL OF FINANCIAL STATEMENTS

The Financial Statements were approved and authorized for issue by the Board of Directors on 14 March 2005.

GLOSSARY OF TERMS

FINANCIAL TERMS

DEFINED BENEFIT SCHEME A retirement scheme in which the rules specify the benefits to be paid and the scheme is financed accordingly. Generally, benefits are determined by a formula that takes account of the number of years of service and the final salary of each member.

DEFINED CONTRIBUTION SCHEME A retirement scheme under which the benefits are directly determined by the value of contributions paid in respect of each member.

EBITDA Earnings before interest, tax, depreciation and amortization.

IMPAIRMENT PROVISION Provision made to reduce the carrying amount of an asset to its recoverable amount.

NAV Net Asset Value.

NET ASSETS Total assets less total liabilities, equivalent to the sum of shareholders' equity/(deficit) and outside interests.

NET CURRENT ASSETS Current assets less current liabilities.

NET DEBT Total of short-term and long-term borrowings, including loan capital, net of cash and cash equivalents, restricted cash and pledged deposits.

RECURRING PROFIT Profit attributable to ordinary shareholders excluding exchange differences and non-recurring items.

FINANCIAL RATIOS

BASIC EARNINGS PER SHARE Profit attributable to ordinary shareholders/weighted average number of shares in issue during the year.

CURRENT RATIO Current assets/current liabilities.

DILUTED EARNINGS PER SHARE Profit attributable to ordinary shareholders adjusted for the effect of assumed conversion of all dilutive potential ordinary shares/weighted average number of shares in issue during the year plus the weighted average number of ordinary shares which would be issued on the assumed conversion of all dilutive potential ordinary shares.

DIVIDEND PAYOUT RATIO Ordinary share dividends paid/recurring profit.

GEARING RATIO Net debt/net assets.

INTEREST COVER Profit before taxation (excluding exchange differences and non-recurring items) and net borrowing costs/net borrowing costs.

SHAREHOLDERS' EQUITY/(DEFICIT) PER SHARE Shareholders' equity/(deficit)/year-end outstanding number of shares.

RETURN ON AVERAGE NET ASSETS Profit after taxation (excluding exchange differences and non-recurring items)/average net assets.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY Recurring profit/average shareholders' equity before goodwill reserve.

OTHERS

AGM Annual General Meeting.

DSL Digital Subscriber Line.

ESOP Employee Stock Ownership Program.

GAAP Generally Accepted Accounting Principles.

GSM Global System for Mobile Communications.

HKAS Hong Kong Accounting Standards.

HKFRS Hong Kong Financial Reporting Standards.

HKICPA Hong Kong Institute of Certified Public Accountants.

HKSE The Stock Exchange of Hong Kong Limited.

IAS International Accounting Standards.

LISTING RULES The Rules Governing the Listing of Securities on HKSE.

MODEL CODE *Model Code for Securities Transactions by Directors of Listed Issuers.*

SFO Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong).

SMS *Short Messaging System.*

SSAP Statement of Standard Accounting Practice.

INFORMATION FOR INVESTORS

FINANCIAL DIARY

Announcement of 2004 results	14 March 2005
Annual report posted to shareholders	30 April 2005
Annual General Meeting	9 June 2005
Preliminary announcement of 2005 interim results	15 August 2005*
Interim report posted to shareholders	2 September 2005*
Financial year-end	31 December 2005
Preliminary announcement of 2005 results	16 March 2006*

* *Subject to confirmation*

HEAD OFFICE

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4388
Fax: (852) 2845 9243
E-mail: info@firstpac.com.hk

REGISTERED OFFICE

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone: (1 441) 295 1443
Fax: (1 441) 295 8216/(1 441) 295 2064
Website: www.askservices.bm/www.ask.bm

SHARE INFORMATION

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date: 12 September 1988
Par value: U.S.1 cent per share
Lot size: 2,000 shares
Number of ordinary shares issued: 3,185,993,003

STOCK CODES

The Stock Exchange of Hong Kong: 00142
Bloomberg: 142 HK
Reuters: 0142.HK

AMERICAN DEPOSITARY RECEIPTS (ADR) INFORMATION

Level: 1
ADR Code: FPAFY
CUSIP reference number: 335889200
ADR to ordinary shares ratio: 1:5
ADR depositary bank: The Bank of New York

TO CONSOLIDATE SHAREHOLDINGS

Write to our principal share registrar and transfer office in Bermuda at:
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda
Or the Hong Kong branch at:
Computershare Hong Kong Investor Services Limited

Registrar Office

46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone: (852) 2862 8628
Fax: (852) 2865 0990/(852) 2529 6087
Email: hkinfo@computershare.com.hk

Transfer Office

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A CHINESE VERSION OF THIS REPORT OR ADDITIONAL INFORMATION

Available at:
www.firstpacco.com
Or contact:
Sara Cheung
Assistant Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone: (852) 2842 4374
Fax: (852) 2845 9243
E-mail: info@firstpac.com.hk

WEBSITE

www.firstpacco.com

AUDITORS

Ernst & Young
15th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

SOLICITORS

Richards Butler
20th Floor, Alexandra House
Central, Hong Kong SAR

PRINCIPAL BANKERS

UBS AG
Standard Chartered Bank
Standard Bank Asia Limited

TEN-YEAR STATISTICAL SUMMARY

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
RESULTS (US$ millions)										
Turnover	**2,054.6**	2,161.8	1,892.3	1,851.7	2,299.2	1,671.9	2,894.4	8,308.4	7,025.7	5,249.7
Profit/(loss) for the year	**134.5**	74.1	38.2	(1,797.7)	51.9	138.2	360.5	212.0	204.7	260.5
Profit/(loss) attributable to ordinary shareholders	**134.5**	74.1	38.2	(1,797.7)	51.9	138.2	360.5	212.0	204.2	257.0
Recurring profit	**127.4**	81.0	49.2	46.7	51.7	41.4	40.5	166.2	201.7	152.5
Ordinary share dividends paid	**-**	-	-	4.0	11.2	13.7	32.0	64.1	57.3	39.9
PER ORDINARY SHARE DATA (U.S.cents)										
Earnings/(loss)										
– Basic	**4.22**	2.33	1.21	(57.26)	1.78	5.34	15.21	8.98	8.73	12.50
– Diluted	**4.21**	N/A	N/A	N/A	N/A	5.32	15.12	8.89	8.59	11.78
– Basic recurring	**4.00**	2.54	1.56	1.49	1.76	1.60	1.71	7.04	8.62	7.42
– Diluted recurring	**3.99**	N/A	N/A	N/A	N/A	1.60	1.70	6.99	8.49	7.06
Dividends paid	**-**	-	-	0.13	0.39	0.52	1.35	2.71	2.44	1.98
Shareholders' equity/(deficit)	**9.25**	1.60	(0.81)	(4.87)	13.00	22.08	34.45	3.76	10.03	20.06
FINANCIAL RATIOS										
Return on average net assets (%)	**12.79**	8.78	7.26	4.60	4.55	3.42	3.39	14.59	18.26	18.20
Return on average shareholders' equity (%)	**12.58**	8.64	5.83	3.05	2.23	2.00	2.55	11.60	14.54	14.96
Dividend payout ratio (%)	**-**	-	-	-	14.89	36.26	34.14	31.25	31.80	32.61
Dividend cover (times)	**-**	-	-	-	6.72	2.76	2.93	3.20	3.14	3.07
Interest cover (times)	**3.26**	2.43	2.36	2.61	3.50	2.96	2.38	3.65	4.78	5.02
Current ratio (times)	**1.45**	1.71	1.02	0.82	1.23	0.95	0.90	1.18	1.07	1.36
Gearing ratio (times)										
– Consolidated before goodwill reserve	**0.60**	0.67	0.82	0.69	0.33	0.44	0.41	0.91	0.84	0.59
– Consolidated after goodwill reserve	**1.29**	2.12	2.46	2.84	0.76	0.77	0.59	1.52	1.74	0.97
– Head Office	**0.12**	0.12	0.15	0.09	0.10	0.28	0.38	0.80	0.39	0.15
CONSOLIDATED BALANCE SHEET DATA (US$ millions)										
Capital expenditure	**105.1**	72.6	92.2	148.2	255.1	314.7	374.1	887.3	500.9	388.1
Total assets	**2,228.3**	2,213.5	2,469.5	2,186.4	3,599.2	8,395.7	7,646.3	11,386.3	8,491.8	6,821.1
Net debt	**854.3**	907.7	1,136.7	850.4	1,065.0	1,796.8	1,296.3	2,937.1	2,024.8	1,238.6
Total liabilities	**1,568.6**	1,785.7	2,007.1	1,886.9	2,193.7	6,058.1	5,442.8	9,463.3	7,325.1	5,537.6
Net current assets/(liabilities)	**267.9**	443.6	20.6	(234.5)	216.4	(81.6)	(106.0)	569.0	210.2	653.3
Total assets less current liabilities	**1,630.8**	1,589.4	1,456.0	899.1	2,644.2	6,644.6	6,598.5	8,257.2	5,651.5	5,030.4
Outside interests	**365.1**	376.7	488.1	452.3	997.4	1,694.9	1,385.2	1,834.1	930.1	795.2
Net assets	**659.7**	427.8	462.4	299.5	1,405.5	2,337.6	2,203.5	1,923.0	1,166.7	1,283.5
Shareholders' equity before goodwill reserve	**1,051.8**	973.7	901.1	786.3	2,278.6	2,350.5	1,794.3	1,378.0	1,486.2	1,312.7
Shareholders' equity/(deficit)	**294.6**	51.1	(25.7)	(152.8)	408.1	642.7	818.3	88.9	236.6	488.3
COMPANY BALANCE SHEET DATA (US$ millions)										
Total assets	**1,891.1**	1,782.8	1,867.6	2,395.1	2,938.0	2,568.9	1,904.6	1,921.0	1,172.1	949.1
Net debt(i)	**103.3**	96.9	152.1	83.3	150.0	416.2	408.0	880.3	326.9	118.5
Total liabilities	**824.4**	850.8	847.9	1,425.1	1,374.9	1,081.6	820.5	819.6	327.8	160.2
Shareholders' equity	**1,066.7**	932.0	1,019.7	970.0	1,563.1	1,487.3	1,084.1	1,101.4	844.3	788.9
OTHER INFORMATION (at 31 December)										
Number of shares in issue (millions)	**3,186.0**	3,186.0	3,186.0	3,139.8	3,139.8	2,910.8	2,375.6	2,367.3	2,358.2	2,310.0
Weighted average number of shares in issue (millions)										
– Basic	**3,186.0**	3,186.0	3,152.2	3,139.8	2,923.9	2,586.9	2,370.9	2,362.2	2,339.0	2,056.8
– Diluted	**3,196.2**	N/A	N/A	N/A	N/A	2,603.3	2,383.7	2,416.1	2,375.0	2,212.3
Share price (HK$)	**2.075**	1.690	0.700	0.960	2.225	6.000	3.700	3.750	10.050	8.600
Market capitalization (US$ millions)	**847.6**	690.3	285.9	386.4	895.6	2,239.1	1,126.9	1,138.1	3,038.4	2,546.9
Number of shareholders	**5,321**	5,452	5,576	5,581	5,581	5,632	6,116	5,077	4,897	5,063
Number of employees	**49,165**	46,951	44,820	48,046	49,493	60,972	30,673	51,270	52,880	45,911

N/A: Not applicable

(i) Includes the net debt of certain wholly-owned financing and holding companies.

See page 97 for a glossary of terms.

Note: SSAP 36 "Agriculture" was first effective for accounting periods beginning on or after 1 January 2004. In order to comply with this new standard, the Group adopted a new accounting policy for plantations in 2004. The comparative figures for 1999 to 2003 have been restated to reflect the adoption of this new accounting policy.

SUMMARY OF PRINCIPAL INVESTMENTS

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications service provider in the Philippines. It is based in Manila, and has common shares listed on the Philippine Stock Exchange and ADRs listed on the New York Stock Exchange and on the Pacific Exchange located in San Francisco, California. Through its three principal business groups – Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT) – PLDT offers a wide range of telecommunications services across the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector: Telecommunications
Place of incorporation/business area: Philippines
Issued number of shares: 170.2 million
Economic interest/voting interest: 24.2 per cent/31.3 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood is the leading processed-foods group in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Noodles, Flour and Edible Oils and Fats are the principal businesses of Indofood. It also has interests in Food Seasonings, Snack Foods, Baby Foods, Distribution and Packaging businesses.

Sector: Consumer Food Products
Place of incorporation/business area: Indonesia
Issued number of shares: 9.4 billion
Economic interest/voting interest: 51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Corporation

Metro Pacific is a Manila, Philippines-based holding firm listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and domestic Philippine shipping firm Negros Navigation Co., Inc.

Sector: Property and Transportation
Place of incorporation/business area: Philippines
Issued number of shares: 18.6 billion
Economic interest/voting interest: 75.5 per cent

Further information on Metro Pacific can be found at www.metropacific.com

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
[illegible]
[illegible]
[illegible]

A Chinese version of this annual report is available at www.firstpacco.com or from the Company on request.
[illegible]

This report is printed on environmentally friendly paper

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular and the accompanying Form of Proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

STOCK CODE: 00142

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF DIRECTORS, AMENDMENT OF THE BYE-LAWS, ADOPTION OF NEW STOCK OPTION PLAN FOR METRO PACIFIC CORPORATION AND NOTICE OF ANNUAL GENERAL MEETING

Notice convening the 2005 Annual General Meeting of First Pacific Company Limited to be held at The Bamboo and Peacock Rooms, 1st Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong SAR at 10:30 a.m. on Thursday, 9th June, 2005 is set out on pages 20 to 26 of this circular.

The action to be taken by shareholders is set out on page 9 of this circular. Whether or not you are able to attend the meeting, please complete and return the enclosed Form of Proxy to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR as soon as possible, but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you so wish.

30th April, 2005

CONTENT

In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company convened to be held on 9th June, 2005, by the Notice;
"Adoption Date"	the date on which the Metro Pacific Stock Option Plan is adopted by shareholders of Metro Pacific owning at least two-thirds (2/3) of all the outstanding capital stock, voting or non-voting, excluding treasury stock, in a general meeting of Metro Pacific called for such purpose;
"Auditors of Metro Pacific"	Metro Pacific's external auditors at the relevant time;
"Bye-laws"	the Bye-laws of the Company;
"Company"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Director" or "Directors"	a director or directors of the Company, from time to time;
"Eligible Participant(s)"	the senior management of the Metro Pacific Group including directors determined by the Metro Pacific Committee to be eligible to receive an Option under the Metro Pacific Stock Option Plan;
"Exercise Price"	the price at which Metro Pacific Shares subject of an Option shall be purchased or subscribed under the Metro Pacific Stock Option Plan, as determined by the Metro Pacific Committee in accordance with Article VII of the Metro Pacific Stock Option Plan;
"Latest Practicable Date"	25th April, 2005, being the latest practicable date for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Metro Pacific"	Metro Pacific Corporation, a corporation established under the laws of the Philippines, having its shares listed on the PSE and which is a member of the First Pacific group, in which First Pacific has a 75.5 per cent. economic interest;
"Metro Pacific Committee"	the Metro Pacific Compensation Committee of the Board of Metro Pacific;

"Metro Pacific Group"	Metro Pacific and its subsidiaries;
"Metro Pacific Shares"	common shares of par value Peso 1 each of Metro Pacific and any shares resulting from any consolidation, sub-division or reclassification of those common shares;
"Metro Pacific Stock Option Plan"	the new Executive Stock Option Plan of Metro Pacific that will be proposed for approval at the AGM;
"Notice"	the notice of the AGM as set out on pages 20 to 26 of this circular;
"Option" or "Options"	an option to subscribe for Metro Pacific Shares granted pursuant to the Metro Pacific Stock Option Plan;
"Option Holder(s)"	the Eligible Participant(s) who accept(s) Options offered under the Metro Pacific Stock Option Plan;
"Option Life Cycle"	the ten (10) year period after the Option Offer Date during which an Option granted under the Metro Pacific Stock Option Plan shall be exercisable;
"Option Offer Date"	the date on which an Option, offered under the Metro Pacific Stock Option Plan, is accepted by an Eligible Participant;
"PSE"	Philippine Stock Exchange;
"Proposals"	the renewal of the general mandate enabling the directors to allot and issue Shares; the renewal of the Repurchase Mandate; the grant of a general mandate enabling the directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate; the re-election of directors; the amendment of the Bye-laws and the adoption of the Metro Pacific Stock Option Plan, in each case as contemplated by this circular;
"Repurchase Mandate"	the general mandate enabling the Company to repurchase its own Shares;
"SEC"	the Securities and Exchange Commission of the Philippines;
"SFO"	the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong;
"Shareholders"	the holders of Shares from time to time;

"Shares"	ordinary shares of US$0.01 each of the Company and any shares resulting from any consolidation, sub-division or reclassification of those ordinary shares;
"Stock Exchange"	the Stock Exchange of Hong Kong Limited;
"Substantial Shareholders"	First Pacific Investments Limited and First Pacific Investments (B.V.I) Limited; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-executive Directors:
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
His Excellency Albert F. del Rosario
Benny S. Santoso

Independent Non-executive Directors:
Professor Edward K. Y. Chen, GBS, CBE, JP
David W. C. Tang, OBE, Chevallier de L'Ordre des Arts et des Lettres
Graham L. Pickles

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR

Registered Office:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

30th April, 2005

To the shareholders of First Pacific Company Limited

Dear Sir or Madam,

PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES, RE-ELECTION OF DIRECTORS, AMENDMENT OF THE BYE-LAWS, ADOPTION OF NEW STOCK OPTION PLAN FOR METRO PACIFIC AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

On 14th March, 2005, the directors of the Company announced the audited final results of the Company for the year ended 31st December, 2004. As mentioned in the announcement, your directors proposed that no final dividend be paid in respect of the financial year ended 31st December, 2004.

At the forthcoming AGM, resolutions will be proposed seeking shareholders' approval for, inter alia, the renewal of the general mandate enabling the Directors to allot and issue Shares; the grant of the Repurchase Mandate; the grant of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate; the re-election of directors; the amendment of the Bye-laws and the adoption of a new Stock Option Plan for Metro Pacific.

The purpose of this circular is to give you details regarding the Proposals, to set out information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolutions to approve the Proposals and to convene the 2005 AGM at which such resolutions will be proposed.

ALLOTMENT AND ISSUE OF SHARES

At the last annual general meeting of the Company held on 24th May, 2004, the Shareholders passed an ordinary resolution granting to the Directors a general mandate to allot and issue Shares up to a limit equal to 20 per cent of the aggregate nominal amount of the issued share capital of the Company as at 24th May, 2004. Your Directors believe that it would be in the best interests of the Company to renew this mandate, as it will expire at the conclusion of the 2005 AGM.

REPURCHASE OF SHARES

At the last annual general meeting of the Company held on 24th May, 2004, the Shareholders passed an ordinary resolution granting to the Directors a general mandate to exercise the powers of the Company to repurchase its own Shares up to a limit of 10 per cent in aggregate of the Company's issued share capital as at 24th May, 2004. A further ordinary resolution was also passed by the Shareholders granting to the Directors a general mandate to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate. Your Directors believe that it would be in the best interests of the Company to renew these mandates as they will expire at the conclusion of the 2005 AGM.

There is at present no intention for the Company to repurchase any of its Shares. The main features of the Listing Rules regarding share repurchase on the Stock Exchange and further details in relation to purchases by the Company of its own Shares are contained in the explanatory statement set out in Appendix I below.

RE-ELECTION OF DIRECTORS

At the last Board of Directors' Meeting held on 14th March, 2005, the Directors resolved to adopt the Company's own Code on Corporate Governance Practices, which is based on the provisions contained in Appendix 14 ("Code on Corporate Governance Practices") to the Listing Rules, which took effect on 1st January, 2005 (the "Code").

The Code requires that every non-executive Director should be appointed for a specific term, subject to re-election. Accordingly, in order to comply with the Code, each of the non-executive Directors of the Company has agreed to step down at the 2005 AGM and offer himself for re-election by the Shareholders at that meeting. The term of appointment for each non-executive Director offering himself for re-election will be a fixed term of not more than three years, commencing on the date of his re-election (being the date of the 2005 AGM) and ending on the date (1) of the Company's annual general meeting to be held in 2008 or (2) on 8th June, 2008, or

(3) the date on which such non-executive Director retires by rotation pursuant to the Code and/or the Bye-laws, whichever is the earlier. A special resolution will be proposed (Agenda item No. (3) in the Notice) to re-elect each of the non-executive Directors on those terms.

Separately, the Code also recommends that independent non-executive Directors serving for more than 9 years be subject to Shareholders' approval by separate resolution. Both Mr. David W.C. Tang and Prof. Edward K.Y. Chen have served for more than 9 years as independent non-executive Directors of the Company. Each of them has agreed to step down at the 2005 AGM and offer himself for re-election in accordance with the recommended best practice under the Code. The term of appointment for each independent non-executive Director offering himself for re-election will be a fixed term of not more than three years, commencing on the date of his re-election (being the date of the 2005 AGM) and ending on the date of (1) the Company's annual general meeting to be held in 2008 or (2) on 8th June, 2008, or (3) the date on which such independent non-executive Director retires by rotation pursuant to the Code and/or the Bye-laws, whichever is the earlier.

Both Mr. Tang and Prof. Chen have no financial or family relationships with any other Directors, senior management or substantial shareholders of the Company. In addition, the Company has received annual confirmation of independence from the two Directors and continues to believe that they are independent.

Finally, the Code also requires that every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years. Accordingly, each of the remaining (executive) Directors has also agreed to step down at the 2005 AGM and offer himself for re-election. The Company's Bye-laws will also be amended to require all Directors (including those appointed for a specific term) to retire by rotation. The appointment of the executive Directors does not provide for a specified length of service period, but each of the executive Directors will be subject to the provisions on retirement by rotation and re-election of Directors, in accordance with the requirements of the Code, following the amendment proposed to be made to the Bye-laws referred to in (i) below.

Particulars relating to each of the Directors of the Company offering themselves for re-election at the 2005 AGM can be found in the Company's 2004 Annual Report (a copy of which has been provided to shareholders together with this circular) in the section entitled "Board of Directors" on pages 8 to 11 of the Annual Report. Particulars relating to the Directors' interests in the shares of the Company and its associated corporations within the meaning of Part XV of the SFO are also set out in the Company's 2004 Annual Report, in the section entitled "Interests of Directors in the Company and its associated corporations" on pages 51 to 52 of the Annual Report. As at the latest practicable date, Mr. Pangilinan owns 75,457 common shares in Philippine Long Distance Telephone Company (rather than the 73,457 common shares referred to in the Annual Report) and 3,500,000 common shares in Pilipino Telephone Corporation (rather than the 2,700,000 common shares referred to in the Annual Report). Mr. Tortorici no longer holds any shares in P.T. Indofood Sukses Makmur Tbk. (rather than the 2,450,000 ordinary shares referred to in the Annual Report) and owns 16,741,348 common shares in Metro Pacific (rather than the 3,051,348 common shares referred to in the Annual Report). The interests of the other directors remain unchanged to those set out in the Annual Report. Particulars relating to the Directors' contractual and other remuneration can also be found on pages 89 to 90 of the Annual Report, in the section entitled "Directors' Remuneration (Note 31(A) of the Notes to the Financial Statement). Each of the Directors stepping down at the 2005 AGM will hold office until the close or adjournment of the AGM.

AMENDMENT OF THE BYE-LAWS

A special resolution will be proposed at the AGM to amend the Bye-laws, as follows:

(i) as required by the Code, to provide for the retirement by rotation of one-third of the Directors (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) at each annual general meeting of the Company;

(ii) to permit shareholders to appoint additional Directors by ordinary resolution rather than special resolution as is currently the case; and

(iii) to permit certain documents (including the financial statements and summary financial statements of the Company) to be sent to shareholders in electronic form, by removing the requirement for those documents to be sent by post.

The proposed changes are summarized in Appendix II below.

ADOPTION OF NEW STOCK OPTION PLAN FOR METRO PACIFIC

Metro Pacific, with its common shares listed on the PSE, intends to adopt a new stock option plan. Its previous plan, approved by its stockholders at a special meeting held on 10th January, 1990, has been terminated and no further options can be granted under it.

An ordinary resolution will be proposed at the AGM to approve the adoption of the Metro Pacific Stock Option Plan. The purpose of the Metro Pacific Stock Option Plan is to (i) enable the senior management officers and directors of the Metro Pacific Group who are largely responsible for the further growth and development of the Metro Pacific Group to obtain an ownership interest in Metro Pacific; (ii) encourage the long term commitment of such officers and directors of the Metro Pacific Group; (iii) motivate such officers and directors to continue their efforts in contributing to the long-term financial success of the Metro Pacific Group; and (iv) encourage management with appropriate skill and experience to join the Metro Pacific Group.

The Metro Pacific Stock Option Plan will be for a period of 10 years commencing on the Adoption Date. On and after the tenth anniversary of the Adoption Date, no further options may be granted but any options which are granted during the life of the Metro Pacific Stock Option Plan will continue to be exercisable in accordance with the terms of their grant.

The Metro Pacific Stock Option Plan does not specify a minimum period for which an Option must be held nor a performance target which must be achieved before an Option can be exercised. However, the rules of the Metro Pacific Stock Option Plan provide that the Metro Pacific Committee may determine, in its absolute discretion, such term(s) on the grant of an Option. The basis for the determination of the exercise price is also specified precisely in the rules of the Metro Pacific Stock Option Plan. When granting Options and determining the terms of grant, the Metro Pacific Committee will generally impose a multi year vesting period and take into account target levels of future share price performance.

The Directors consider that the aforesaid criteria and rules will serve to preserve the value of Metro Pacific and encourage Eligible Participants to acquire proprietary interests in Metro Pacific.

The Directors believe that any calculation of the fair value of the Options as at the Latest Practicable Date based on a number of assumptions before the Options are actually granted, would not be meaningful and would be misleading to Shareholders. However, Shareholders should note that, in compliance with the Listing Rules, estimated valuations and cost of Options granted during any financial period will be provided based on the Black-Scholes Option pricing model, binominal option pricing model or a comparable generally accepted methodology in the Company's annual report and interim report, in accordance with the Hong Kong Financial Reporting Standard 2 – "Share-based Payment".

The adoption of the Metro Pacific Stock Option Plan is conditional upon:–

(1) the Shareholders of the Company passing an ordinary resolution at the AGM approving the adoption of the Metro Pacific Stock Option Plan;

(2) the stockholders of Metro Pacific passing a special resolution at a general meeting of stockholders of Metro Pacific approving the adoption of the Metro Pacific Stock Option Plan; and

(3) the PSE granting approval of the listing of the shares falling to be issued on exercise of Options to be granted under the Metro Pacific Stock Option Plan.

Metro Pacific currently has no option plans in force. Particulars of options granted under Metro Pacific's previous stock option plan, adopted in 1990, which remain outstanding as at the Latest Practicable Date are as follows:

Option holder	Date granted	Option price	Options outstanding
Nazareno, Napoleon L.	1st August, 1995	Pesos 1.91	3,990,000
Del Rosario, Melody R.	1st August, 1997	Pesos 3.46	48,035
Liban, Vivian S.	1st August, 1997	Pesos 3.46	267,649
Total Outstanding			4,305,684

Except as set out above, as at the Latest Practicable Date there are no options in respect of Metro Pacific Shares which remain outstanding. No further options may be granted pursuant to Metro Pacific's previous stock option plan, which was adopted in 1990 and has been terminated.

A summary of the principal terms of the proposed Metro Pacific Stock Option Plan is set out in Appendix III below.

PROCEDURES TO DEMAND A POLL AT THE ANNUAL GENERAL MEETING

Consistent with good corporate governance practice, the Chairman intends to demand a poll on each of the resolutions set out in the Notice.

In accordance with Bye-law 79 of the Company's Bye-laws, every resolution put to the vote at a Shareholders' meeting shall be decided on a show of hands unless before or on the declaration of the results of the show of hands, a poll is demanded by:

(i) the Chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth ($1/10^{th}$) of the total voting rights of all members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth ($1/10^{th}$) of the total sum paid up on all the Shares conferring that right.

In accordance with Bye-law 80 of the Company's Bye-laws, if a poll is demanded in the manner aforesaid, it shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not more than thirty (30) days from the date of the meeting or adjourned meeting at which the poll was demanded, as the Chairman directs. The results of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

ACTION TO BE TAKEN

The Notice of the AGM is set out on pages 20 to 26 of this circular. At the AGM, resolutions will be proposed to approve, inter alia, the Proposals.

A Form of Proxy is enclosed with this circular for use at the AGM. Whether or not you intend to be present at the meeting, you are requested to complete the Form of Proxy and return it to the principal office of the Company in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the AGM. The completion of a Form of Proxy will not preclude you from attending and voting at the AGM in person.

ANNUAL REPORT

A copy of the 2004 annual report of the Company incorporating the audited consolidated accounts of the Company for the year ended 31st December, 2004 and the directors' and auditors' reports thereon and information concerning each of the retiring directors who will be put forward for re-election has been despatched to all Shareholders together with this circular.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

Your Directors are of the opinion that the Proposals are in the best interests of the Company and its Shareholders and recommend you to vote in favour of the resolutions to be proposed at the AGM on 9th June, 2005. The Directors have indicated that the votes attaching to the Shares owned by them will, where entitled, be cast in favour of all the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board of Directors of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to accompany the notice of an annual general meeting at which a resolution is to be proposed in relation to the repurchase by the Company of its own Shares.

1. REPURCHASE MANDATE

The relevant sections of the Listing Rules which permit companies with a primary listing on the Stock Exchange to repurchase their Shares on the Stock Exchange, subject to certain restrictions, are summarised below:

(a) Shareholders' approval

The Listing Rules provide that all proposed repurchases of Shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction. The Listing Rules require an explanatory statement such as is contained herein to be sent to Shareholders to give Shareholders adequate information to enable them to decide whether to approve the grant of such a mandate.

(b) Source of funds

Repurchases must be funded out of funds legally available for the purpose under Bermuda law.

(c) Maximum number of shares to be repurchased

The Shares proposed to be repurchased by the Company must be fully paid up. A maximum of 10 per cent of the outstanding share capital at the date of passing the relevant resolution may be repurchased on the Stock Exchange. On the basis of the existing issued share capital of the Company of 3,185,993,003 Shares, as at the Latest Practicable Date, and assuming no further exercise of options granted by the Company pursuant to the Company's share option plan, and no further Shares are issued or repurchased by the Company prior to the AGM, not more than 318,599,300 Shares may be repurchased on the Stock Exchange pursuant to the Repurchase Mandate.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases, depending on market conditions and funding arrangements at the time, may lead to enhancement of the net asset value of the Company and/or earnings per Share and will be made only when the Directors believe that such repurchases will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASE

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's Memorandum of Association and Bye-Laws and the laws of Bermuda.

The Directors have no present intention to repurchase any Shares of the Company and they would exercise the power to repurchase in circumstances only where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares of the Company can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31st December, 2004, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, it could have a material adverse impact on the working capital position and gearing position of the Company.

The Directors of the Company do not propose to exercise the Repurchase Mandate to such extent as, in the circumstances, would have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels that in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICE

No Shares have been repurchased during the six months prior to the date of this circular. The following table shows the highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months ended 31st March, 2005:

Month	Highest traded price *HK$*	Lowest traded price *HK$*
2004		
April	2.050	1.760
May	1.910	1.500
June	1.800	1.620
July	2.075	1.750
August	2.250	1.870
September	2.325	1.920
October	2.375	1.990
November	2.250	2.050
December	2.225	1.930
2005		
January	2.575	2.075
February	2.475	2.275
March	2.825	2.350

5. DISCLOSURE OF INTERESTS

None of the Directors or, to the best of their knowledge, having made all reasonable enquiries, any of their associates, currently intend to sell Shares to the Company or its subsidiaries, in the event that the proposed Repurchase Mandate is approved by Shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Mandate is approved by Shareholders.

6. TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Substantial Shareholders beneficially owned Shares representing a total of 44.52 per cent of the issued share capital of the Company. Although the Directors have no present intention to repurchase any Shares of the Company, if the Directors were to exercise the Repurchase Mandate in full, such Shares owned by the Substantial Shareholders would represent approximately 49.47 per cent of the then issued share capital of the Company. As a result, the Substantial Shareholders would become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code. Save as aforesaid, the Directors are not aware of any other consequences which would arise under the Takeovers Code as a result of any repurchase of Shares pursuant to the Repurchase Mandate.

At present, the Company has no intention to exercise the Repurchase Mandate in such a way and to such an extent that would cause a mandatory general offer obligation to arise for the Substantial Shareholders.

The Directors will not exercise the Repurchase Mandate if the repurchase would result in the number of listed Shares which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange.

7. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of Bermuda.

The full text of the proposed changes to the Bye-laws is set out in Resolution (9) contained in the Notice. The following is a summary of the relevant changes:–

1. New Bye-laws 117A, 117B and 117C will be added, providing that at each annual general meeting of the Company one third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office. Any Director retiring at a meeting pursuant to new Bye-law 117A shall retain office until the close or adjournment of the relevant annual general meeting. Any Director who wishes to retire and not to offer himself for re-election will be included for the purposes of determining the number of Directors to retire by rotation at any annual general meeting. Any further Directors so to retire will be those of the other Directors subject to retirement by rotation who have been longest in office since their last election or appointment and so that as between persons who became or were last elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. If the Company fails to fill up the vacated office by electing a person thereto at the relevant annual general meeting and the meeting does not expressly resolve not to fill up the vacated office or defeat the resolution for the re-election of such Director, the retiring Director shall, if willing, continue in office until the next annual general meeting.

2. Existing Bye-law 117(A) will be amended so that the Shareholders may appoint additional Directors, either to fill a casual vacancy or as an addition to the existing Board, by an ordinary resolution, rather than by a special resolution as is currently the case.

3. Existing Bye-laws 159(B) and 159(C) will be amended to permit certain documents to be sent to Shareholders in electronic form, by deleting the requirement in those Bye-laws for the relevant documents to be sent by post. The relevant documents are:

   (a) the balance sheet and profit and loss account to be laid before the Company in general meeting, together with the Directors' and auditors' report, referred to in Bye-law 159(B); and

   (b) the summarized financial statements of the Company, and the accompanying auditor's report and notice, referred to in Bye-law 159(C).

1. PURPOSE AND DURATION OF THE PLAN

(A) The Metro Pacific Stock Option Plan is intended to: (i) enable the senior management officers and directors of the Metro Pacific Group who are largely responsible for the further growth and development of the Metro Pacific Group to obtain an ownership interest in Metro Pacific; (ii) encourage the long-term commitment of such officers and directors of the Metro Pacific Group; (iii) motivate such officers and directors to continue their efforts in contributing to the long-term financial success of the Metro Pacific Group; and (iv) encourage management with appropriate skill and experience to join the Metro Pacific Group.

(B) Subject to paragraph 10, the Metro Pacific Stock Option Plan shall be valid and effective for the period of ten (10) years commencing on the Adoption Date. On and after the tenth anniversary of the Adoption Date, no further Options shall be granted but in all other respects the provisions of the Metro Pacific Stock Option Plan shall remain in full force and effect. Options which are granted during the life of the Metro Pacific Stock Option Plan shall continue to be exercisable in accordance with their terms of issue.

2. ADMINISTRATION OF THE PLAN

(A) The Metro Pacific Committee shall administer the Metro Pacific Stock Option Plan and perform such other functions as are assigned to the Metro Pacific Committee under the Metro Pacific Stock Option Plan. Subject to the provisions of the Metro Pacific Stock Option Plan and the supervision of the Board of Metro Pacific, the Metro Pacific Committee shall have the power to issue rules and regulations to implement the Metro Pacific Stock Option Plan; amend such rules and regulations; adopt resolutions and orders not inconsistent with the Metro Pacific Stock Option Plan; execute agreements in implementation of the Metro Pacific Stock Option Plan; interpret the provisions of the Metro Pacific Stock Option Plan; and undertake acts as it may deem appropriate for the proper implementation of the Metro Pacific Stock Option Plan.

(B) All determinations or actions of the Metro Pacific Committee in respect of the Metro Pacific Stock Option Plan shall be by the affirmative vote of a majority of the members thereof at a meeting called for such purpose or by a written instrument signed by a majority of the members of the Metro Pacific Committee, in which latter case, the determinations or actions so taken shall be fully as effective as if they had been taken by a vote of the majority of the members of the Metro Pacific Committee at a meeting duly called and held.

3. SHARES SUBJECT TO THE PLAN

(A) There shall be initially reserved for exercise of the Options to be granted from time to time under the Metro Pacific Stock Option Plan, 1,851,014,373 Metro Pacific Shares, representing 9.95 per cent of the total outstanding capital stock of Metro Pacific. Such Metro Pacific Shares may be issued, in whole or in part, out of the authorized but unissued Metro Pacific Shares.

(B) Subject to the provisions of sub-paragraph 3(D), the overall limit on the number of Metro Pacific Shares which may be issued upon exercise of all Options to be granted and yet to be exercised under the Metro Pacific Stock Option Plan and other stock option plans of Metro Pacific must not exceed ten per cent (10%) of the Metro Pacific Shares in issue from time to time. In addition, the maximum number of Metro Pacific Shares in respect of which Options may be granted under the Metro Pacific Stock Option Plan shall not (when aggregated with any Metro Pacific Shares subject to any other stock option plans of Metro Pacific) exceed ten per cent (10%) of the issued Metro Pacific Shares on the Adoption Date ("**Plan Limit**").

(C) If an Option shall expire or lapse for any reason without having been exercised in full, the unpurchased Metro Pacific Shares covered thereby (unless the Metro Pacific Plan shall have been terminated) shall not be counted for purposes of calculating the Plan Limit and shall be added to the Metro Pacific Shares otherwise available for Options under the Metro Pacific Stock Option Plan.

(D) In the event of a merger, consolidation, reorganization, recapitalization, reclassification of stock, stock dividend, stock split or other change in the corporate structure or capitalization affecting Metro Pacific's Shares, the Metro Pacific Committee shall, subject to the approval of the Auditors or an independent financial adviser engaged by Metro Pacific for this purpose, make reasonable adjustments as may be warranted in the aggregate number and kind of Metro Pacific Shares for which Options may be granted, the number and kind of Metro Pacific Shares and the price per Metro Pacific Share subject to outstanding Options and the method of exercise of Options under the Metro Pacific Stock Option Plan.

4. PERSONS ELIGIBLE TO PARTICIPATE

(A) Options may be granted pursuant to the Metro Pacific Stock Option Plan to individuals who, at the time of the grant, are full time senior management officers of the Metro Pacific Group and/or directors of Metro Pacific. Senior management officers include the Presidents, General Managers, key Metro Pacific Group Executives and senior officers reporting directly or indirectly to the Presidents and General Managers, of the Metro Pacific Group.

(B) Prior to an Option Offer Date, the Metro Pacific Committee shall select the senior management officers and directors of Metro Pacific to whom Options may be granted for that calendar year and determine the number of Metro Pacific Shares to be covered by each Option so granted, provided that, the aggregate number of Metro Pacific Shares which may be issued upon exercise of the Options granted and to be granted to any one Eligible Participant (whether or not already an Option Holder) in any 12-month period shall not exceed one per cent (1%) of the Metro Pacific Shares in issue at the relevant time (the "**Eligible Participant Limit**").

(C) In determining the eligibility of a senior management officer/director of Metro Pacific to receive an Option, as well as the number and class of Metro Pacific Shares to be covered by each Option, the Metro Pacific Committee shall consider the position and responsibilities of the senior management officer/director of Metro Pacific, the nature and value of his services and accomplishment(s), his present and potential contribution to the success of the Metro Pacific Group or the subsidiary of Metro Pacific in which he is employed, and such other factors as the Metro Pacific Committee may deem relevant.

5. TERMS AND CONDITIONS OF THE OPTION

(A) If in accordance with paragraph 4, the Metro Pacific Committee determines to grant an Option to an Eligible Participant, an offer shall be forwarded by the Metro Pacific Committee, provided that a grant of Option may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in a newspaper of general circulation . In particular, no Option may be granted during the period commencing one (1) month immediately preceding the earlier of:

(i) the date of the board meeting for the approval of Metro Pacific's results for any year, half-year, quarterly or any other interim period; and

(ii) the deadline for the issuer to publish an announcement of its results for any year or half-year under the rules of the SEC and/or the PSE, or quarterly or any other interim period (whether or not required by the SEC and/or PSE), and ending on the date of the results announcement.

(B) The offer of the grant of Option to an Eligible Participant shall be by means of an option offer letter under the terms and conditions set forth in the Metro Pacific Stock Option Plan and such other terms and conditions as the Metro Pacific Committee may determine from time to time (including, but not limited to, any minimum period(s) for which that Option must be held and any minimum performance target(s) must be reached before the Option can be exercised in whole or in part). The offer shall be open for acceptance by an Eligible Participant by payment of Ten Pesos (P10.00) within twenty eight (28) days from receipt of the option offer letter or such shorter period as may be specified in the relevant option offer letter.

(C) The vesting percentage and vesting schedule of the Options granted under the Metro Pacific Stock Option Plan shall be determined by the Metro Pacific Committee.

(D) An Option under the Metro Pacific Stock Option Plan shall be personal to the Option Holder and shall not be assignable or transferable. The Option Holder concerned shall not sell, transfer, charge, mortgage, encumber or create any security interest over an Option granted under the Metro Pacific Stock Option Plan. Any breach of the foregoing shall entitle Metro Pacific to cancel any outstanding Options or part thereof granted to such Option Holder (including, but not limited to, the Option in question).

(E) An Option granted under the Metro Pacific Stock Option Plan shall lapse automatically (to the extent not already exercised) at the earliest of:

(i) the end of an Option's Life Cycle;

(ii) the expiration of the period referred to in sub-paragraph 7(C);

(iii) the date the Option Holder ceases to be a director or full-time employee of Metro Pacific or the subsidiary in which he is employed other than for death or illness, unless otherwise determined by the Metro Pacific Committee (whether such determination is made before or after the date of such cessation), in which case the Option shall be exercisable to the extent and within such period as the Board of Metro Pacific may determine. In the case of cessation of employment, the date of cessation shall be the last actual working day on which the Option Holder was physically at work as an employee of Metro Pacific or the subsidiary in which he is employed, whether or not salary is paid in lieu of notice;

(iv) subject to sub-paragraph 7(E), the date of effectivity of Metro Pacific's dissolution; and

(v) the date on which the Option Holder commits any of the acts prohibited under sub-paragraph 5(D).

6. EXERCISE PRICE

The Exercise Price shall be determined by the Metro Pacific Committee but at an amount not lower than (i) the closing price of the Metro Pacific Shares for one or more board lots of such Metro Pacific Shares on the PSE on the Option Offer Date; (ii) the average closing price of the Metro Pacific Shares for one or more board lots of such Metro Pacific Shares on the PSE for the five (5) business days on which dealings in the Metro Pacific Shares are made immediately preceding the Option Offer Date; or (iii) the par value of the Metro Pacific Shares, whichever is higher. The Exercise Price may be reasonably adjusted by the Metro Pacific Committee, subject to the approval of the Auditors or an independent financial adviser engaged by Metro Pacific for this purpose, in case of payment of stock dividends, issuance of rights shares, stock splits and other analogous acts resulting in the increase or decrease in the outstanding capital stock of Metro Pacific.

7. EXERCISE OF OPTION

(A) An Option Holder may exercise in whole or in part his vested Option, provided that an Option exercisable but not actually exercised within a given year shall accrue and may be exercised at any time thereafter but prior to the expiration of said Option's Life Cycle.

(B) An Option shall be exercised in whole or in part by the Option Holder (or his heirs or legal representative) by giving notice in writing to the Metro Pacific Committee specifying the number of Metro Pacific Shares to be purchased and accompanied by payment in cash of the full amount of the Exercise Price. Within twenty eight (28) days from receipt of the full amount of the Exercise Price, Metro Pacific shall issue and allot the Metro Pacific Shares subscribed for, and as soon as reasonably practicable thereafter shall issue the certificate of stock evidencing the corresponding number of fully paid and issued Metro Pacific Shares to the Option Holder.

(C) If the Option Holder ceases to be a senior management officer or director of Metro Pacific by reason of death or long term disability, he or his heirs or legal representative shall be entitled to exercise any unexercised and vested Option within eighteen (18) months following the last actual working day of the Option Holder with Metro Pacific or the subsidiary by which he is employed.

(D) If a general offer is unconditionally made to all shareholders of Metro Pacific at any time before the expiry of the Option's Life Cycle, the Option Holder (or his legal representative, if applicable), may exercise any unexercised and unvested Option in full within one (1) month after the general offer is made notwithstanding that the date the offer is made is less than one (1) year after the Option Offer Date.

(E) In the event the shareholders of Metro Pacific pass a resolution for the voluntary dissolution of Metro Pacific prior to the expiry of the Option's Life Cycle, an Option Holder may, by notice in writing and within three (3) months after the resolution is duly passed, elect to be treated as if his unexercised and unvested Option had been exercised in full force before the resolution, and will qualify to receive out of the assets available in liquidation such sum as would have been received in respect of the Metro Pacific Shares which are the subject of such election reduced by the Exercise Price which would otherwise have been payable in respect thereof.

8. RANKING OF SHARES

The Metro Pacific Shares to be issued and allotted upon the exercise of an Option shall rank *pari passu* in all respects with the then existing Metro Pacific Shares of the same kind in Metro Pacific with effect from the date of issue of the Metro Pacific Shares, and will be subject to all the provisions of the Articles of Incorporation and By-Laws of Metro Pacific for the time being in force. Prior to the Option Holder being issued the Metro Pacific Shares in respect of the Option, the Option Holder shall not have any voting rights nor rights to participate in any dividends of distributions in respect of the Metro Pacific Shares to be allotted and issued upon the exercise of the Option, except as may be provided in sub-paragraph 7(E).

9. DISPUTES

The Committee may, in its discretion and subject to the approval of the Board of Metro Pacific, refer any dispute arising under the Metro Pacific Stock Option Plan to the Auditors who shall act as experts and not as arbitrators and whose decision, in the absence of manifest error, shall be final and binding.

10. SUSPENSION, TERMINATION, OR AMENDMENT OF THE PLAN

(A) Upon the recommendation of the Metro Pacific Committee, the Board of Metro Pacific may, at any time, suspend or terminate the Metro Pacific Stock Option Plan and in such event no further Options shall be granted thereunder, provided that, in all other respects the provisions of the Metro Pacific Stock Option Plan shall remain in force and the suspension or termination of the Metro Pacific Stock Option Plan shall not impair the rights of an Option Holder previously granted under the Metro Pacific Stock Option Plan.

(B) The approval of the shareholders owning at least two-thirds (2/3) of the outstanding capital stock of Metro Pacific shall first be secured for the effectivity of any modification or amendment of the Metro Pacific Stock Option Plan.

11. MISCELLANEOUS

(A) Nothing contained in the Metro Pacific Stock Option Plan shall restrict the right of Metro Pacific or any of its subsidiaries to terminate the employment of senior management officers and/or remove the directors of Metro Pacific otherwise entitled to an Option under the Metro Pacific Stock Option Plan.

(B) The Metro Pacific Stock Option Plan shall not form part of any contract of employment or other contract between Metro Pacific or any member of the Metro Pacific Group and any Eligible Participant or Option Holder, and the rights and obligations of such person under the terms of his employment or contract shall not be affected by his participation in the Metro Pacific Stock Option Plan or any right which he may have to participate in it and the Metro Pacific Stock Option Plan shall afford such Eligible Participant or Option Holder no additional rights to compensation or damages in consequence of the termination of such office or employment for any reason. The Metro Pacific Stock Option Plan shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against Metro Pacific directly or indirectly or give rise to any cause of action at law or in equity against Metro Pacific.

(C) The Metro Pacific Stock Option Plan and all Options granted thereunder shall be governed by and construed in accordance with the laws of the Republic of the Philippines.


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at The Bamboo and Peacock Rooms, 1st Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong SAR on Thursday, 9th June, 2005 at 10:30 a.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2004.

2. To re-appoint Ernst & Young as Auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.

3. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as Special Resolutions:–

   (a) THAT Mr. Anthoni Salim be and is hereby re-elected as a non-executive director and chairman of the board of directors of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 or (2) 8th June, 2008 or (3) the date on which Mr. Anthoni Salim retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company (the "Code") and/or the Bye-laws.

   (b) THAT Mr. Manuel V. Pangilinan be and is hereby re-elected as managing director and chief executive officer of the Company.

   (c) THAT Mr. Edward A. Tortorici be and is hereby re-elected as an executive director of the Company.

   (d) THAT Mr. Robert C. Nicholson be and is hereby re-elected as an executive director of the Company.

   (e) THAT Prof. Edward K.Y. Chen be and is hereby re-elected as an independent non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 or (2) 8th June, 2008 or (3) the date on which Prof. Edward K.Y. Chen retires by rotation pursuant to the Code and/or the Bye-laws.

(f) THAT Mr. Graham L. Pickles be and is hereby re-elected as an independent non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's Annual General Meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Graham L. Pickles retires by rotation pursuant to the Code and/or the Bye-laws.

(g) THAT Mr. David W.C. Tang be and is hereby re-elected as an independent non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. David W.C. Tang retires by rotation pursuant to the Code and/or the Bye-laws.

(h) THAT His Excellency Albert F. del Rosario be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which His Excellency Albert F. del Rosario retires by rotation pursuant to the Code and/or the Bye-laws.

(i) THAT Mr. Sutanto Djuhar be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Sutanto Djuhar retires by rotation pursuant to the Code and/or the Bye-laws.

(j) THAT Mr. Tedy Djuhar be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Tedy Djuhar retires by rotation pursuant to the Code and/or the Bye-laws.

(k) THAT Mr. Ibrahim Risjad be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Ibrahim Risjad retires by rotation pursuant to the Code and/or the Bye-laws.

(l) THAT Mr. Benny S. Santoso be and is hereby re-elected as a non-executive director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2008 and (2) 8th June, 2008 or (3) the date on which Mr. Benny S. Santoso retires by rotation pursuant to the Code and/or the Bye-laws.

4. To fix the directors' remuneration pursuant to the Company's Bye-laws.

5. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "**THAT** the board of directors of the Company be and is hereby authorised to appoint additional directors as an addition to the board, but so that the maximum number of directors so appointed by the directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time and any person so appointed shall remain as a director only until the next following annual general meeting of the Company and then shall be eligible for re-election at that meeting."

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;

   (b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

7. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and is hereby approved generally and unconditionally;

(b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

8. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** conditional upon the passing of Ordinary Resolutions numbered 6 and 7 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 7 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 6."

9. As special business, to consider and, if thought fit, pass with or without modification the following as a Special Resolution:

"**THAT** the Bye-laws of the Company be amended as follows:

(A) By deleting the words "Special Resolution" where they appear in the first line of Bye-law 117(A) and replacing them with the words "Ordinary Resolution".

(B) By adding the following new Bye-laws 117A, 117B and 117C after the existing Bye-law 117:

117A. At each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office. Any Director retiring at a meeting pursuant to this bye-law 117A shall retain office until the close or adjournment of the meeting.

117B. Any Director who wishes to retire and not to offer himself for re-election shall be included for the purposes of determining the number of the Directors to retire at any annual general meeting pursuant to the preceding bye-law 117A. Any further Directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last election or appointment and so that as between persons who became or were last elected Directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. A retiring Director shall be eligible for election.

117C. The Company at the annual general meeting at which a Director retires in accordance with these Bye-laws may fill up the vacated office by electing a person thereto, and in default of such election by the Company, the retiring Director shall be deemed to have been re-elected and shall, if willing, continue in office until the next annual general meeting and so on from year to year until his place is filled, unless:–

(a) it is expressly resolved at such meeting not to fill up such vacated office; or

(b) a resolution for the re-election of such Director shall have been put to the meeting and lost; or

(c) such Director has given notice in writing to the Company that he is unwilling to be re-elected.

(C) By deleting the words "delivered or sent by post to the registered address of" where they appear in the sixth line of Bye-law 159(B) and replacing them with the words "sent to".

(D) By deleting the words "delivered or sent by post to the registered address of" where they appear in the eighth line of Bye-law 159(C) and replacing them with the words "sent to".

10. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** the new executive stock option plan of Metro Pacific Corporation ("MPC"), the terms of which are contained in the document produced to the meeting marked "A" and initialed by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted as the new executive stock option plan of MPC and that the directors of MPC be and are hereby authorized to grant options to subscribe for shares of MPC thereunder, allot and issue shares of MPC pursuant to the exercise of any options which may be granted under the executive stock option plan, and exercise and perform the rights, powers and obligations of MPC thereunder and do all such things and take all such actions as the directors of MPC may consider to be necessary or desirable in connection with the foregoing.

11. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 30th April, 2005

Principal Office
24th Floor, Two Exchange Square,
8 Connaught Place, Central, Hong Kong SAR

Registered Office
Canon's Court, 22 Victoria Street,
Hamilton, HM 12, Bermuda

Explanatory Notes to the Notice of Annual General Meeting (the "Meeting"):

1. Every member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed in the circular containing the notice of the Meeting (the "Notice"). The form of proxy will also be published on the website of The Stock Exchange of Hong Kong Limited and can also be downloaded from the Company's website: www.firstpacco.com.hk.

3. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

4. With respect to agenda item No. 6 in the Notice, approval is being sought from the members because under the Listing Rules the existing general mandate to issue shares lapses at the Meeting.

5. An explanatory statement containing further details regarding agenda item No. 7 in the Notice on the general mandate to repurchase shares is set out in Appendix I of the circular containing the Notice.

6. The Bye-laws of the Company are written in English. There is no official Chinese translation in respect thereof. Therefore, the Chinese version of Agenda item No. 9 in the Notice on the amendment of the Bye-laws is purely a translation only. Should there be any discrepancies, the English version shall prevail.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Form of Proxy for use at the ANNUAL GENERAL MEETING ("AGM") of First Pacific Company Limited (the "Company") to be held at The Bamboo and Peacock Rooms, 1st Floor, Mandarin Oriental, 5 Connaught Road, Central, Hong Kong SAR on Thursday, 9th June, 2005 at 10:30 a.m. and at any adjournment thereof.

I/We, [1] ______________________ (and) ______________________

of ______________________

being the registered holder(s) of [2] ______________________ ordinary shares of US$0.01 each in the capital of the Company, HEREBY APPOINT the Chairman of the AGM or [3] ______________________

of ______________________

as my/our proxy [4] to attend and vote for me/us at the AGM (and at any adjournment thereof) for the purpose of considering and, if thought fit, passing the Resolutions set out in the Notice convening the AGM.

Please indicate with an "x" in the space provided how you wish your vote(s) to be cast on a poll. Should this form be returned duly signed, without a specific direction, the proxy will vote or abstain at his discretion.

	RESOLUTIONS	For	Against
1.	To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2004.		
2.	To re-appoint Ernst & Young as Auditors of the Company and to authorise the Board of Directors of the Company to fix their remuneration.		
3 (a)	To re-elect Mr. Anthoni Salim as a non-executive director and chairman of the board of directors of the Company for a fixed term of not more than three years, commencing on the date of this AGM and ending on the earlier of (1) the date of the Company's annual general meeting to be held in the calendar year 2008 or (2) 8th June 2008 or (3) the date on which the Director concerned retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company and/or the Bye-laws (the "fixed term").		
(b)	To re-elect Mr. Manuel V. Pangilinan as managing director and chief executive officer of the Company.		
(c)	To re-elect Mr. Edward A. Tortorici as an executive director of the Company.		
(d)	To re-elect Mr. Robert C. Nicholson as an executive director of the Company.		
(e)	To re-elect Prof. Edward K.Y. Chen as an independent non-executive director of the Company for the fixed term.		
(f)	To re-elect Mr. Graham L. Pickles as an independent non-executive director of the Company for the fixed term.		
(g)	To re-elect Mr. David W.C. Tang as an independent non-executive director of the Company for the fixed term.		
(h)	To re-elect His Excellency Albert F. del Rosario as a non-executive director of the Company for the fixed term.		
(i)	To re-elect Mr. Sutanto Djuhar as a non-executive director of the Company for the fixed term.		
(j)	To re-elect Mr. Tedy Djuhar as a non-executive director of the Company for the fixed term.		
(k)	To re-elect Mr. Ibrahim Risjad as a non-executive director of the Company for the fixed term.		
(l)	To re-elect Mr. Benny S. Santoso as a non-executive director of the Company for the fixed term.		
4.	To fix the directors' remuneration pursuant to the Company's Bye-laws.		
5.	To authorise the board of directors of the Company to appoint additional directors as an addition to the board.		
6.	To give a general mandate to the directors to allot, issue and deal with additional shares in the Company not exceeding 20 per cent of the Company's issued share capital.		
7.	To give a general mandate to the directors to exercise all the powers of the Company to repurchase shares in the Company not exceeding 10 per cent of the Company's issued share capital.		
8.	To approve the addition of the aggregate nominal amount of shares repurchased pursuant to Resolution (7) above to the aggregate nominal amount of share capital which may be allotted pursuant to Resolution (6) above.		
9.	To amend the Company's Bye-laws in the manner set out in Resolution (9) in the Notice.		
10.	To adopt a new executive stock option plan of Metro Pacific Corporation.		

Signature: ______________________ Date: ______________________ 2005

Notes:

1. Please insert your full name(s) and address in block capitals. All joint holders' names should be stated.
2. Please insert the number of ordinary shares registered in your name(s); if no number is inserted, this Form of Proxy will be deemed to relate to all the ordinary shares in the capital of the Company registered in your name(s).
3. If any proxy other than the Chairman of the AGM is appointed, strike out "the Chairman of the AGM or" and insert the name and address of the desired proxy in the space provided and initial the alteration.
4. A proxy need not be a member of the Company but must attend the Meeting in person to represent you.
5. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.
6. In the case of a corporation, this Form of Proxy must be executed under its Common Seal or under the hand of an officer or attorney duly authorized.
7. To be valid, this Form of Proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power of authority must be deposited at the Company's principal office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR not less than 48 hours before the time of the meeting or at any adjournment thereof.
8. Any alterations made in this Form of Proxy must be initialled.
9. Completion and delivery of the Form of Proxy will not preclude you from attending and voting at the AGM if you so wish.
10. The Chairman will demand a poll on each of the resolutions submitted for determination at the Meeting. On a poll, every member present in person or by a duly authorized corporate representative or by proxy shall have one vote for every share held by him. The results of the poll will be published in the local newspapers and on the website of the Company and The Stock Exchange of Hong Kong Limited, on the business day following the Meeting.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平有限公司

（於百慕達註冊成立之有限公司）

適用於第一太平有限公司（「本公司」）於二零零五年六月九日（星期四）上午十時三十分假香港特別行政區中環干諾道中五號文華東方酒店一樓竹林廳及孔雀廳召開的股東週年大會（「週年大會」）及其任何續會之代表委任表格。

本人／吾等[一] ______________________________（及）______________________________

地址為 ____

乃持有[二] ______________________ 股每股面值0.01美元之本公司普通股股份登記持有人，茲委任週年大會主席或[三]

地址為 ____

為本人／吾等之代表[四]，於週年大會及其任何續會上，代表本人／吾等出席及投票。上述會議之目的為考慮及酌情通過詳列於召開週年大會通告內的各項決議案。

請在適當空格內填上「x」記號，以指示受委代表如何投票。如股東簽署及交回此委任表格，卻沒有填上明確指示，則受委代表有權自行酌情投票或放棄投票。

	決議案	贊成	反對
1.	省覽及接納截至二零零四年十二月三十一日止年度之經審核賬目及董事會與核數師報告。		
2.	重聘安永會計師事務所為本公司之核數師並授權董事會釐定其酬金。		
3 (a)	重選林逢生先生為本公司非執行董事兼董事會主席，其指定任期將不超過三年，由週年大會當日起計至下列較早日期結束為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3)有關董事根據本公司所採納之企業管治常規守則及／或公司細則輪值退任當日（「指定任期」）。		
(b)	重選彭澤倫先生為本公司常務董事兼行政總監。		
(c)	重選唐勵治先生為本公司執行董事。		
(d)	重選黎高信先生為本公司執行董事。		
(e)	重選陳坤耀教授按指定任期出任本公司獨立非執行董事。		
(f)	重選Graham L. Pickles先生按指定任期出任本公司獨立非執行董事。		
(g)	重選鄧永鏘先生按指定任期出任本公司獨立非執行董事。		
(h)	重選Albert F. del Rosario大使按指定任期出任本公司非執行董事。		
(i)	重選林文鏡先生按指定任期出任本公司非執行董事。		
(j)	重選林宏修先生按指定任期出任本公司非執行董事。		
(k)	重選Ibrahim Risjad先生按指定任期出任本公司非執行董事。		
(l)	重選謝宗宣先生按指定任期出任本公司非執行董事。		
4.	根據本公司細則釐定董事酬金。		
5.	授權本公司董事會委任新董事加盟董事會。		
6.	授予董事一般授權以配發、發行及處理本公司額外股份，惟不得超過本公司已發行股本總額之20%。		
7.	授予董事一般授權，以行使本公司一切權力購回本公司股份，但不得超過本公司已發行股本總額之10%。		
8.	批准本公司將根據上述第(7)項決議案所購回之股份面值總額加於根據上述第(6)項決議案可增發之股本面值總額內。		
9.	根據週年大會通告第(9)項決議案所載修訂本公司章程細則。		
10.	採納Metro Pacific Corporation之新行政人員購股權計劃。		

簽署：______________________　　日期：二零零五年 ______________________

附註：

一、 請以正楷填上　閣下之姓名及地址。如屬聯名股東，請填上所有股東之姓名。

二、 請填上　閣下名下之普通股股份數目；如未有填上股份數目，則此代表委任表格將被視作適用於　閣下名下所有本公司之普通股股份。

三、 如擬委派週年大會主席以外其他人士作代表，請刪去「週年大會主席或」之字句，並在適當空格內填上所擬委派代表人之姓名及其地址，及由股東簡簽作實。

四、 受委代表毋須為本公司股東，但必須親自代表　閣下出席週年大會。

五、 倘屬聯名股東，本公司將在接受排名於首之股東（不論親自或委派代表）之投票後，不再接受其他聯名股東的投票。

六、 若股東為有限公司，則此代表委任表格必須加蓋該公司印鑑，或由該公司負責人或獲正式授權人士簽署。

七、 此代表委任表格連同已簽署授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或授權文件之副本，最遲須於本大會或其任何續會指定召開時間四十八小時前送達本公司位於香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓之主要辦事處（致：公司秘書處），方為有效。

八、 此代表委任表格上所有更改必須由股東簡簽作實。

九、 即使填妥簽署及交還此代表委任表格後，　閣下仍有權出席週年大會並在會上投票。

十、 主席將就各項提呈週年大會之決議案要求按股數投票表決。於進行按股數投票表決時，每名親身或獲公司正式授權代表或受委代表出席之股東可就彼所持每一股股份投一票。按股數投票表決之結果將於週年大會後下一個營業日在本地報章及本公司與香港聯合交易所有限公司之網站刊載。

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

（於百慕達註冊成立之有限公司）

股份編號：00142

有關
發行股份及購回股份之
一般授權、重選董事、修訂公司細則、
採納METRO PACIFIC CORPORATION新購股權計劃之建議
及股東週年大會通告

第一太平有限公司謹訂於二零零五年六月九日（星期四）上午十時三十分假座香港特別行政區中環干諾道中五號香港文華東方酒店一樓竹林廳及孔雀廳舉行二零零五年度股東週年大會，召開大會之通告詳載於本通函第20至第26頁。

股東應採取之行動載於本通函第9頁。無論　閣下能否出席大會，務請　閣下儘快填妥及交回隨附之代表委任表格，惟無論如何必須於大會指定舉行時間四十八小時前將表格寄回第一太平有限公司之主要辦事處（致：公司秘書處），地址為香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓。即使填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

二零零五年四月三十日

目　錄

在本通函及附錄內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司以通告召開將於二零零五年六月九日舉行之股東週年大會；
「採納日期」	指	在為Metro Pacific購股權計劃召開之Metro Pacific股東大會上，經持有佔全部已發行具投票權或不具投票權股本（不包括庫存股份）中最少三分之二(2/3)之Metro Pacific股東採納Metro Pacific購股權計劃之日期；
「Metro Pacific核數師」	指	Metro Pacific於有關時間之外部核數師；
「公司細則」	指	本公司之公司細則；
「本公司」	指	第一太平有限公司，一間於百慕達註冊成立獲豁免之有限公司，其股份於聯交所上市買賣；
「董事」	指	本公司不時委任之董事；
「合資格參與人士」	指	Metro Pacific集團之高級管理層，包括Metro Pacific委員會決定合資格獲授Metro Pacific購股權計劃項下購股權之董事；
「行使價」	指	Metro Pacific委員會按照Metro Pacific購股權計劃第VII條釐定，根據Metro Pacific購股權計劃購買或認購購股權所涉及Metro Pacific股份之價格；
「最後可行日期」	指	二零零五年四月二十五日，即確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「Metro Pacific」	指	Metro Pacific Corporation，根據菲律賓法例成立之企業，其股份於菲律賓證交所上市，為第一太平集團成員公司，第一太平擁有其75.5%經濟權益；
「Metro Pacific委員會」	指	Metro Pacific董事會轄下之Metro Pacific補償委員會；

「Metro Pacific集團」	指	Metro Pacific及其附屬公司；
「Metro Pacific股份」	指	Metro Pacific每股面值1披索之普通股，以及該等普通股經合併、分拆或重新分類而產生之任何股份；
「Metro Pacific購股權計劃」	指	將於股東週年大會提呈以待批准之Metro Pacific新行政人員購股權計劃；
「通告」	指	載於本通函第20至26頁之股東週年大會通告；
「購股權」	指	根據Metro Pacific購股權計劃所授出可認購Metro Pacific股份之購股權；
「購股權持有人」	指	接納根據Metro Pacific購股權計劃所授出購股權之合資格參與人士；
「購股權週期」	指	根據Metro Pacific購股權計劃所授出之購股權須於購股權授出日期起計十(10)年期間內行使；
「購股權授出日期」	指	合資格參與人士接納根據Metro Pacific購股權計劃所授出購股權之日期；
「菲律賓證交所」	指	菲律賓證券交易所；
「建議」	指	如本通函所載建議，包括重新授予董事一般授權以配發及發行股份；重續購回授權；授予董事一般授權以配發及發行本公司根據購回授權所購回之股份；重選董事；修訂公司細則以及採納Metro Pacific購股權計劃；
「購回授權」	指	授予本公司一般授權以購回本公司之股份；
「菲律賓證監會」	指	菲律賓證券及期貨事務監察委員會；
「證券及期貨條例」	指	香港法例第571章有關證券及期貨條例；
「股東」	指	不時持有本公司股份之股東；

「股份」	指	本公司每股面值0.01美元之普通股以及經該等普通股合併、分拆或重新分類而產生之任何股份；
「聯交所」	指	香港聯合交易所有限公司；
「主要股東」	指	First Pacific Investments Limited及First Pacific Investments (B.V.I.) Limited；及
「收購守則」	指	香港公司收購及合併守則。


FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(於百慕達註冊成立之有限公司)

主席:
林逢生

執行董事:
彭澤倫(常務董事兼行政總監)
唐勵治
黎高信

非執行董事:
林文鏡
林宏修
Ibrahim Risjad
Albert F. del Rosario大使
謝宗宣

獨立非執行董事:
陳坤耀教授 金紫荊星章,CBE,太平紳士
鄧永鏘 OBE, Chevallier de L'Ordre des Arts et des Lettres
Graham L. Pickles

主要辦事處:
香港特別行政區中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處:
Canon's Court
22 Victoria Street
Hamilton, HM12
Bermuda

敬啟者:

有關
發行股份及購回股份之
一般授權、重選董事、修訂公司細則、
採納METRO PACIFIC新購股權計劃之建議
及股東週年大會通告

緒言

於二零零五年三月十四日,本公司董事公佈本公司截至二零零四年十二月三十一日止年度之經審核末期業績報告。誠如該公告所述,董事不建議派發截至二零零四年十二月三十一日止財政年度之末期股息。

在即將舉行之股東週年大會上，本公司將提呈決議案，尋求股東批准（其中包括）重新授予董事一般授權以配發及發行股份；重續購回授權；授予董事一般授權以配發及發行本公司根據購回授權所購回之股份；重選董事；修訂公司細則以及採納Metro Pacific之新購股權計劃。

本通函旨在向　閣下提供有關建議之詳情，列載合理所需之資料，以便股東可作出知情決定，投票贊成或反對有關批准建議之決議案，以及召開二零零五年度股東週年大會，會上將提呈該等決議案。

配發及發行股份

在本公司於二零零四年五月二十四日舉行之上屆股東週年大會上，股東通過一項普通決議案，批准授予董事一般授權，以配發及發行最多不超過佔本公司於二零零四年五月二十四日已發行股本面值總額20%之股份。由於此項授權將於二零零五年度股東週年大會結束時屆滿，故董事相信，重續此項授權將符合本公司之最佳利益。

購回股份

在本公司於二零零四年五月二十四日舉行之上屆股東週年大會上，股東通過一項普通決議案，批准授予董事一般授權，行使本公司之權力以購回本公司之股份，購回股份最多不超過佔本公司於二零零四年五月二十四日已發行股本總額10%。股東亦通過另一項普通決議案，批准授予董事一般授權，以配發及發行本公司根據購回授權所購回之股份。由於此等授權將於二零零五年度股東週年大會結束時屆滿，故董事相信，重續此等授權將符合本公司之最佳利益。

本公司現時無意購回其任何股份。有關上市規則所述在聯交所購回股份之主要規定，以及有關本公司購回其股份之進一步詳情，已詳載於下文附錄一之說明函件內。

重選董事

於二零零五年三月十四日舉行之董事會會議，董事議決採納本公司之企業管治常規守則，該守則乃根據於二零零五年一月一日生效之上市規則附錄14（「企業管治常規守則」）所載條文制訂（「守則」）。

守則規定每名非執行董事之任命須設有指定任期並可膺選連任。因此，為符合守則，本公司各非執行董事已同意於二零零五年度股東週年大會退任，並願意於該大會經由股東重選連任。每名願意膺選連任之非執行董事之任期均定為不超過三年，由連任當日（即二零零五年度股東週年大會日期）起計至(1)本公司將於二零零八年舉行之股東週年大會當日或(2)二

零零八年六月八日或(3)該名非執行董事根據守則及／或公司細則輪值退任當日（以較早日期為準）止。本公司將提呈一項特別決議案（通告第(3)項議程），按上述條款重選每名非執行董事。

另外，守則亦建議已在任超過九年之獨立非執行董事需透過獨立決議案尋求股東批准連任。鄧永鏘先生及陳坤耀教授均已擔任本公司獨立非執行董事逾九年。彼等各自已同意根據守則的建議最佳常規於二零零五年度股東週年大會退任，並願意膺選連任。每名願意膺選連任獨立非執行董事之任期均定為不超過三年，自連任當日起計（即二零零五年度股東週年大會當日）至(1)本公司將於二零零八年舉行之股東週年大會當日或(2)二零零八年六月八日或(3)該名獨立非執行董事根據守則及／或公司細則輪值退任當日（以較早者為準）止。

鄧先生及陳教授均與本公司任何其他董事、高級管理層或主要股東概無財務或家族關係。此外，本公司已接獲該兩名董事每年確認其獨立性的通知書，故繼續相信彼等為獨立人士。

最後，守則亦規定每名董事（包括有指定任期者）應最少每三年輪值退任一次。因此，其餘（執行）董事亦已各自同意於二零零五年度股東週年大會退任，並願意膺選連任。本公司之公司細則亦將予以修訂，以規定全體董事（包括指定任期者）須輪值告退。執行董事並無指定服務任期，惟每名執行董事均須根據守則（經下文第(i)項所述公司細則之修訂建議修訂後）之規定輪值退任及膺選連任。

有關願意於二零零五年度股東週年大會膺選連任之本公司各董事之詳細資料已刊載於本公司二零零四年度年報第8至11頁「董事會」一節。二零零四年度年報已連同本通函寄予各股東。有關董事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份權益之詳情亦已載於本公司二零零四年度年報第51至52頁「董事擁有本公司及其相聯法團之權益」一節。於最後可行日期，彭澤倫先生擁有Philippine Long Distance Telephone Company 75,457股普通股（而非年報所述73,457股普通股），以及Pilipino Telephone Corporation 3,500,000股普通股（而非年報所述2,700,000股普通股）。唐勵治先生不再持有P.T. Indofood Sukses Makmur Tbk.任何股份（而非年報所述2,450,000股股份），另擁有Metro Pacific 16,741,348股普通股（而非年報所述3,051,348股普通股）。其他董事之權益與年報所述者維持不變。董事合約及其他酬金之詳情亦已載於年報第89至90頁「董事酬金」一節（財務報表附註31(A)）。每名將於二零零五年度股東週年大會退任之董事任期將直至股東週年大會結束或休會為止。

修訂公司細則

本公司將於股東週年大會上提呈一項特別決議案，以修訂公司細則如下：

(i) 根據守則之要求，規定於本公司每屆股東週年大會，三分之一董事（或倘董事人數並非三之倍數，則最接近但不高於三分一之數目）須輪值退任；

(ii) 准許股東以普通決議案代替現時所採用之特別決議案委任新董事；及

(iii) 透過刪除文件須以郵寄方式發送之規定，准許以電子方式向股東發送若干文件，包括本公司之財務報表及財務報表概要。

建議之修訂概述於下文附錄二內。

採納METRO PACIFIC新購股權計劃

Metro Pacific（其普通股於菲律賓證交所上市）擬採納新購股權計劃。Metro Pacific之舊計劃於一九九零年一月十日獲股東於特別大會批准，並已經終止。Metro Pacific不得根據該計劃進一步授出購股權。

本公司將於股東週年大會提呈一項普通決議案，以批准採納Metro Pacific購股權計劃。Metro Pacific購股權計劃旨在(i)讓對Metro Pacific集團進一步增長及發展有重大責任之Metro Pacific集團高級管理人員及董事獲得Metro Pacific之擁有權權益；(ii)鼓勵該等Metro Pacific集團高級管理人員及董事長期服務Metro Pacific集團；(iii)激勵該等高級管理人員及董事繼續努力為Metro Pacific集團長遠財務成功作出貢獻；及(iv)鼓勵具備合適才能及經驗之管理人員加入Metro Pacific集團。

Metro Pacific購股權計劃將由其採納日期起計十年內有效。在採納日期屆滿十週年時及之後，該公司將不可再授出任何購股權，惟於Metro Pacific購股權計劃期內授出之任何購股權將可繼續根據彼等之授出條款而獲行使。

Metro Pacific購股權計劃並無指定必須持有購股權之最短期限，亦無規定在行使購股權前必先達致之表現目標。然而，Metro Pacific購股權計劃之規則規定，Metro Pacific委員會可按其絕對酌情權制訂授出購股權之條款。有關訂定行使價之基準亦已於Metro Pacific購股權計劃規則內明確詳述。當授予購股權及決定其條款時，Metro Pacific委員會將按慣用常規加入多年歸屬期限及計算將來股價表現可達致之目標水平因素。

董事認為上述標準及規則將有助保障Metro Pacific之價值及鼓勵合資格參與人士獲取Metro Pacific之資本權益。

董事相信，於正式授出購股權前之最後可行日期，根據多項估計而計算之購股權的公平價值並無意義，且會誤導股東。然而，股東須注意，根據上市規則於任何財政年度授予之購股權之概約價值及成本可依據畢蘇購股權定價模式、二項式購股權定價模式或本公司全年及中期報告所採用可資比較的一般接納方法，根據香港財務申報準則第2號「以股份為基礎之付款」而釐定。

Metro Pacific購股權計劃須待下列條件達成後，方會採納：

(1) 本公司股東於股東週年大會上通過一項普通決議案，以批准採納Metro Pacific購股權計劃；

(2) Metro Pacific股東於Metro Pacific股東大會上通過一項特別決議案，以批准採納Metro Pacific購股權計劃；及

(3) 菲律賓證交所批准因行使根據Metro Pacific購股權計劃所授出購股權須予發行之股份上市。

Metro Pacific現無有效之購股權計劃。於最後可行日期，根據於一九九零年採納之Metro Pacific舊購股權計劃所授出而尚未行使購股權之詳情如下：

購股權持有人	授出日期	購股權價格	尚未行使購股權
Nazareno, Napoleon L.	一九九五年八月一日	1.91披索	3,990,000
Del Rosario, Melody R.	一九九七年八月一日	3.46披索	48,035
Liban, Vivian S.	一九九七年八月一日	3.46披索	267,649
尚未行使購股權總額			4,305,684

除上文所載者外，於最後可行日期，並無任何與Metro Pacific股份有關之尚未行使購股權。Metro Pacific不得根據於一九九零年採納之已終止Metro Pacific舊購股權計劃進一步授出購股權。

建議採納之Metro Pacific購股權計劃之主要條款概要已載於下文附錄三。

於股東週年大會要求按股數投票表決之程序

遵照良好企業管治常規，主席擬就通告所載各項決議案要求按股數投票方式表決。

根據本公司之公司細則第79條，於股東大會上提呈表決之每項決議案均須以舉手方式表決，除非於宣佈以舉手方式表決所得結果之前或之時，獲以下人士要求以按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票的最少三(3)名親身出席之股東或受委代表；或

(iii) 持有不少於全體有權在大會投票股東總投票權十分一(1/10)之一名或以上親身出席之股東或受委代表；或

(iv) 持有賦予權利在大會投票之股份之一名或以上親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一(1/10)。

根據本公司之公司細則第80條，倘根據上述方式要求按股數投票表決，表決將於要求按股數投票表決之大會或續會日期起計三十(30)日內，按主席指定方式(包括使用不記名選票或選票紙或選票)、時間及地點進行。按股數投票表決之結果須被視為要求按股數投票表決大會之決議。

應採取之行動

召開股東週年大會之通告載於本通函第20至第26頁。在股東週年大會上，本公司將會提呈批准通過(其中包括)建議的各項決議案。

隨本通函附上股東週年大會適用之代表委任表格。無論　閣下會否出席大會，務請閣下按照代表委任表格所列載之指示儘快填妥及寄回表格，無論如何不得遲於股東週年大會指定舉行時間四十八小時前將表格寄回本公司於香港之主要辦事處。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會，並於會上投票。

年報

本公司二零零四年年度之年報載有本公司截至二零零四年十二月三十一日止年度之經審核綜合賬目及董事與核數師報告，以及每名將獲提名膺選連任之退任董事的資料。該年報已連同本通函一併寄發予全體股東。

責任聲明

本通函乃遵照上市規則而刊發，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導成份。

推薦意見

董事認為，建議符合本公司及其股東之最佳利益，故建議　閣下投票贊成將於二零零五年六月九日舉行之股東週年大會上提呈之各項決議案。各董事已表示在有權投票之情況下，將以彼等擁有之股份附有之投票權，投票贊成將於股東週年大會上提呈之所有決議案。

此致

第一太平有限公司列位股東　台照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤倫
謹啟

二零零五年四月三十日

本附錄載有符合上市規則規定須載於説明函件之細節。隨説明函件附股東週年大會通告，大會將提呈有關本公司購回其本身股份之決議案。

1. 購回授權

上市規則有關章節准許以聯交所為第一上市市場之公司在聯交所購回其股份，惟須受到若干限制，現概述如下：

(a) 股東批准

上市規則規定以聯交所為第一上市市場之公司倘擬購回股份，必須事先透過一般授權或透過有關特定交易之特別批准方式獲普通決議案通過。上市規則規定必須將一份説明函件（如本通函所載者）送交各股東，向各股東提供充分資料，以便彼等能決定是否批准授出此項授權。

(b) 資金來源

用以購回股份之資金必須為根據百慕達法例規定，可合法撥作有關用途之資金。

(c) 最多可購回之股份數目

本公司建議購回之股份必須為全數繳足股份。於聯交所可購回之股份數目，最多不得超逾在有關決議案獲通過當日本公司已發行股本中百分之十股份。按本公司於最後可行日期之現有已發行股本3,185,993,003股股份為基準，及假設本公司根據其購股權計劃授出之購股權並無再獲行使，且於股東週年大會舉行前本公司沒有再發行或購回任何股份，則本公司可根據購回授權於聯交所購回之股份數目最多不得超過318,599,300股股份。

2. 購回股份之理據

董事相信，尋求股東授予一般授權，以便本公司可在聯交所購回股份，乃符合本公司及其股東之最佳利益。該等購回股份將可提高本公司之資產淨值及／或每股股份盈利，惟須視乎當時市場狀況及資金安排而定；並只有在董事相信購回股份將會對本公司及其股東有利之情況下方會進行。

3. 購回股份之資金

用以購回股份之資金必須為根據本公司之組織章程大綱及公司細則，以及百慕達法例規定，可合法撥作有關用途之資金。

現時董事無意購回本公司任何股份，且只會在彼等認為購回股份乃符合本公司之最佳利益，以及可按對本公司有利之條款購回本公司股份之情況下，方會行使權力購回股份。經考慮本公司於二零零四年十二月三十一日（即本公司最近期刊發之經審核賬目編製之日）之綜合財政狀況，董事認為，倘按目前之現行市價全面行使購回股份之一般授權，將可能對本公司之營運資金及資本負債狀況造成重大不利影響。

在本公司董事認為行使購回授權將對本公司之營運資金需要（與最近期刊發之經審核財務報表披露之狀況比較而言）或董事認為對不時適合本公司之資本負債水平構成重大不利影響之情況下，本公司董事不會建議行使購回授權。

4. 股份價格

本公司於本通函刊發日期前六個月內概無購回任何股份。下表列出股份於截至二零零五年三月三十一日止十二個月期間每個月在聯交所之最高及最低成交價：

月份	最高成交價	最低成交價
	港元	港元
二零零四年		
四月	2.050	1.760
五月	1.910	1.500
六月	1.800	1.620
七月	2.075	1.750
八月	2.250	1.870
九月	2.325	1.920
十月	2.375	1.990
十一月	2.250	2.050
十二月	2.225	1.930
二零零五年		
一月	2.575	2.075
二月	2.475	2.275
三月	2.825	2.350

5. 權益之披露

倘若建議之購回授權獲股東批准，概無任何董事或其任何聯繫人士（在董事作出一切合理查詢後所知）現時有意向本公司或其附屬公司出售股份。

倘若購回授權獲股東批准，概無其他關連人士（定義見上市規則）曾知會本公司，表示現擬向本公司出售任何股份，或承諾不會向本公司出售其所持有的任何股份。

6. 收購守則

倘根據購回授權購回股份後，某股東在本公司所佔之附投票權權益比例有所增加，則就收購守則而言，該項增加將被視作增購投票權。故此，視乎股東權益的增幅，一名股東或一群行動一致的股東（定義見收購守則），可視作取得本公司控制權或合併其於本公司之控制權，因而須按照收購守則規則26提出強制性全面收購建議。

於最後可行日期，主要股東合共實益持有佔本公司已發行股本44.52%之股份。儘管現時董事無意購回本公司任何股份，但若董事全面行使購回授權，該等由主要股東持有之股份將佔本公司當時已發行股本約49.47%。因此，主要股東將有責任按照收購守則規則26之規定提出強制性全面收購建議。除上述者外，董事並無察覺任何根據購回授權購回股份而將引致根據收購守則產生之任何其他後果。

現時本公司無意因行使購回授權達致若干程度而導致主要股東須承擔提出強制性全面收購要約之責任。

倘若購回股份將導致公眾人士所持有的上市股份數量低於聯交所指定的有關最低百分比，則董事將不會行使購回授權。

7. 董事承諾

董事已向聯交所承諾，彼等只會（在適用之情況下）根據上市規則及百慕達法例，行使購回授權。

建議修訂公司細則全文已刊載於通告第九項議案。以下為有關變動之概要：

1. 將加入新公司細則第117A、第117B及第117C條，列明於本公司每屆股東週年大會上，當時在任三分之一董事（或倘董事人數並非三之倍數，則以最接近但不多於三分一之數目為準）須退任。任何根據新公司細則第117A條於會上退任之董事須繼續留任，直至有關股東週年大會結束或休會為止。任何有意退任且不欲膺選連任之董事，將計入於任何股東週年大會輪值告退之董事人數內。任何其他退任董事將為自彼等最近一次獲選或委任起計任期最長而須輪值告退之該等董事。倘有數名董事最近於同一日獲選，除非彼等互相協定，否則須以抽籤方式釐定退任人選。倘本公司未能於有關股東週年大會選出一名人士填補空缺，而有關會議並無明確議決毋須填補空缺或撤回重選該名董事之決議案，則該名退任董事須（倘願意）繼續留任，直至下屆股東週年大會為止。

2. 修訂現有公司細則第117(A)條，讓股東可透過普通決議案，而非目前採用特別決議案之方式，委任其他董事填補空缺或加入現有董事會。

3. 修訂現有公司細則第159(B)及第159(C)條，刪除該等公司細則內以郵寄方式向股東送呈若干文件之規定，並允許以電子方式送呈有關文件。有關文件為：

   (a) 公司細則第159(B)條所指於本公司股東大會前須作出之資產負債表及損益賬，連同董事會及核數師報告；及

   (b) 公司細則第159(C)條所指本公司財務摘要報表及隨附之核數師報告與通告。

1. 計劃之目的及期限

(A) Metro Pacific購股權計劃旨在:(i)讓Metro Pacific集團對Metro Pacific集團未來增長及發展有重大責任之高級管理人員及董事獲得Metro Pacific之擁有權權益;(ii)鼓勵該等Metro Pacific集團高級職員及董事長期服務於Metro Pacific集團;(iii)激勵該等高級職員及董事繼續努力為Metro Pacific集團之長遠財務成功作出貢獻;及(iv)鼓勵具備合適才能及經驗之管理人員加入Metro Pacific集團。

(B) 根據第10段之規限,Metro Pacific購股權計劃將於採納日期起計十(10)年期間內有效及生效。在採納日期屆滿十年當日及之後,該公司將不可再授出任何購股權。然而,在所有其他方面,Metro Pacific購股權計劃之條文將仍具十足效力及作用。任何於Metro Pacific購股權計劃期內授出之購股權將可繼續根據其發行條款而可予行使。

2. 計劃之管理

(A) Metro Pacific委員會將管理Metro Pacific購股權計劃及履行根據Metro Pacific購股權計劃指派予Metro Pacific委員會之其他職能。在Metro Pacific購股權計劃所規限及在Metro Pacific董事會監督下,Metro Pacific委員會將有權頒布規則及規例,以實施Metro Pacific購股權計劃;修訂有關規則及規例;採納與Metro Pacific購股權計劃不一致之決議案及程序;就實施Metro Pacific購股權計劃簽立協議;詮釋Metro Pacific購股權計劃之條文;以及進行彼等認為就適當推行Metro Pacific購股權計劃而言屬合宜之行動。

(B) Metro Pacific委員會就Metro Pacific購股權計劃作出之所有決定或行動,須於就該等目的舉行之大會獲大多數委員投贊成票或由Metro Pacific委員會大多數成員簽署書面文據通過,經後者方式所作出之決定或行動將全面生效,等同Metro Pacific委員會成員於正式召開舉行之大會以大多數票通過。

3. 計劃項下之股份

(A) 最初保留用作根據Metro Pacific購股權計劃不時授出可予行使之購股權之Metro Pacific股份數目為1,851,014,373股,相當於Metro Pacific未發行股本總數百分之九點九五。該等Metro Pacific股份可全部或部分由法定但未發行之Metro Pacific股份發行。

(B) 根據3(D)分段之條文，根據Metro Pacific購股權計劃及Metro Pacific其他購股權計劃授出而尚未行使之所有購股權獲行使時可予發行之Metro Pacific股份數目整體上限，不得超過Metro Pacific不時已發行股份之百分之十(10%)。此外，根據Metro Pacific購股權計劃可予授出之購股權所涉及Metro Pacific股份最高數目，與根據Metro Pacific其他購股權計劃之任何Metro Pacific股份合計不得超過採納日期Metro Pacific已發行股份百分之十(10%)(「**計劃上限**」)。

(C) 倘任何購股權於未獲悉數行使前到期或基於任何理由失效，則於計算計劃上限時，該等購股權所涉及之任何未購買Metro Pacific股份將不會計入在計劃上限內(除非Metro Pacific計劃已終止)，而將計入根據Metro Pacific購股權計劃項下購股權可供購買之Metro Pacific股份內。

(D) 倘若出現影響Metro Pacific股份之合併、整合、重組、再融資、股份重新分類、股息、股份分拆或其他公司結構變動或資本化事宜，在核數師或Metro Pacific就此委聘之獨立財務顧問批准下，Metro Pacific委員會須就可能授出購股權之Metro Pacific股份總數及類別、尚未發行購股權之Metro Pacific股份數目及類別及每股股價、及根據Metro Pacific購股權計劃行使購股權之方法作出獲批准之合理調整。

4. 合資格參與人士

(A) 根據Metro Pacific購股權計劃，購股權可授予於授出時為Metro Pacific集團全職高級管理人員及／或Metro Pacific董事。高級管理人員包括Metro Pacific集團之總裁、董事總經理、直接或間接向總裁及董事總經理匯報之主要Metro Pacific集團行政人員及高級職員。

(B) 於購股權授出日期前，Metro Pacific委員會將挑選可於該曆年向其授出購股權之Metro Pacific高級管理人員及董事，並釐訂所授出每份購股權可予認購之Metro Pacific股份數目，惟於任何十二個月期間向任何一名合資格參與人士(不論是否已為購股權持有人)已授出及將予授出之購股權獲行使時可予發行之Metro Pacific股份總數，不得超過於有關時間Metro Pacific已發行股份百分之一(1%)(「**合資格參與人士上限**」)。

(C) 於釐定Metro Pacific高級管理人員／董事收取購股權之資格以及每份購股權可予認購之Metro Pacific股份數目及種類時，Metro Pacific委員會將考慮Metro Pacific高級管理人員／董事之職位及職責、所提供服務之性質及價值、成就、彼現

時及可能對Metro Pacific集團或受聘之Metro Pacific附屬公司之成功所作出貢獻，以及其他Metro Pacific可能視為相關之因素。

5. 購股權之條款及條件

(A) 倘若Metro Pacific委員會根據第4段決定向合資格參與人士授出購股權，Metro Pacific委員會將會作出提呈，惟倘發生影響股價之事宜或作出可影響股價之決定後，不得授出任何購股權，直至該等影響股價之資料於一般流通之報章刊發為止。尤其是，緊接下列事項最早發生日期前一(1)個月，不得授出任何購股權：

(i) 批准Metro Pacific任何年度、半年度、季度或任何其他中期業績之董事會會議日期；及

(ii) 發行人根據菲律賓證監會及／或菲律賓證交所規則刊發任何全年或半年、季度或（無論是否菲律賓證監會及／或菲律賓證交所規定）其他中期業績公布之最後限期，直至業績公佈刊發之日期。

(B) 向合資格參與人士提呈之購股權，須以提呈購股權函件方式，根據Metro Pacific購股權計劃所載之條款及條件以及Metro Pacific委員會可能不時釐定之該等其他條款及條件（包括但不限於全部或部份購股權獲行使前須持有購股權之最短期限及達至任何最低表現目標）進行。有關提呈可於合資格參與人士自接獲提呈購股權函件起計二十八(28)日內或有關購股權提呈函件可能指定之較短期限內支付十披索（10.00披索）予以接納。

(C) 根據Metro Pacific購股權計劃所授出購股權之歸屬百分比及歸屬時間表由Metro Pacific委員會釐定。

(D) Metro Pacific購股權計劃項下之購股權屬購股權持有人個人所有，不得指讓或轉讓。有關購股權持有人不得就根據Metro Pacific購股權計劃授出之任何購股權進行出售、轉讓、抵押、按揭或增設任何產權負擔或擔保權益。如有違反上述規定，Metro Pacific有權註銷該名購股權持有人獲授之任何尚未行使購股權或其任何部分（包括但不限於所涉及之購股權）。

(E) 根據Metro Pacific購股權計劃授出之購股權將於以下最早發生日期自動失效（惟以尚未行使者為限）：

(i) 購股權週期屆滿；

(ii) 第7(C)分段所述之期限屆滿；

(iii) 購股權持有人終止受聘為Metro Pacific或附屬公司之董事或全職僱員之日，惟因身故或危疾以外原因除外（除非Metro Pacific委員會另行決定（不論有關決定於終止日期之前或之後作出））。在此情況下，購股權須按Metro Pacific董事會可能釐定之數額及期間內予以行使。於終止受聘情況下，終止受聘日期將為該名購股權持有人受聘於Metro Pacific或其附屬公司之最後實際工作日期（不論是否獲發代通知金）；

(iv) 於第7(E)分段規限下，Metro Pacific解散生效之日期；及

(v) 購股權持有人作出任何第5(D)分段所禁止行為之日期。

6. 行使價

行使價由Metro Pacific委員會釐定，惟有關數額不得低於下列較高者：(i) Metro Pacific股份於購股權授出日期在菲律賓證交所就有關Metro Pacific股份之一手或多手買賣單位之收市價；(ii) Metro Pacific股份在緊接購股權授出日期前五(5)個營業日在菲律賓證交所就有關Metro Pacific股份之一手或多手買賣單位之平均收市價；或(iii) Metro Pacific股份面值。於派發股息、發行配售新股、拆細股份及進行其他類似行動導致Metro Pacific發行在外股本增加或減少之情況下，行使價可由Metro Pacific委員會合理調整，惟須獲核數師或Metro Pacific就此委聘之獨立財務顧問批准。

7. 行使購股權

(A) 購股權持有人可行使其全部或部分歸屬購股權，惟可予行使之購股權倘於指定一年期內並無實際行使，將累積計算，並可於其後但在上述購股權周期屆滿前隨時行使。

(B) 購股權持有人或其繼承人或法定代表可向Metro Pacific委員會發出書面通知，列明將予購入之Metro Pacific股份數目，連同行使價全數現金款額，以行使全部或部分購股權。於收訖全數行使價起計二十八(28)日內，Metro Pacific須發行及配發所認購之Metro Pacific股份，並於合理可行情況下，盡快發出股票，證明向購股權持有人發行相應數目之繳足股款Metro Pacific股份。

(C) 倘購股權持有人因身故或長期殘障而終止為Metro Pacific高級管理人員或董事，則彼或彼之繼承人或法定代表有權於購股權持有人於Metro Pacific或受聘之附屬公司最後實際工作日起計十八(18)個月內行使任何尚未行使之歸屬購股權。

(D) 倘於購股權週期屆滿前任何時間Metro Pacific向全體股東提出無條件全面收購建議，則不論提出收購建議日期為購股權授出日期後不足一(1)年，購股權持有人或彼之法定代表（如適用）可於提出全面收購建議後一(1)個月內全數行使任何尚未行使且未歸屬之購股權。

(E) 倘Metro Pacific股東於購股權週期屆滿前通過Metro Pacific自願清盤決議案，購股權持有人可於該項決議案獲正式通過後三(3)個月內以書面通知選擇被當作彼之尚未行使及尚未歸屬購股權於該決議案前已獲悉數行使，並將符合資格收取清盤時可供分派之資產，數額為就有關選擇所涉及Metro Pacific股份應已收取之款額，減以就此應付之行使價。

8. 股份地位

於購股權獲行使時將予發行及配發之Metro Pacific股份，將自發行Metro Pacific股份日期起於各方面與Metro Pacific當時現有同類Metro Pacific股份享有同等權益，並將受Metro Pacific當時有效之公司註冊章程及公司細則所有條文規限。除非第7(E)分段另有規定外，於購股權持有人之購股權未獲配發成為Metro Pacific股份前，購股權持有人並無任何投票權，亦無權享有任何有關購股權獲行使時將予配發及發行之Metro Pacific股份之股息分派。

9. 糾紛

委員會可酌情及在Metro Pacific董事會批准規限下，將Metro Pacific購股權計劃所產生任何糾紛轉交核數師處理，核數師將作為專家而非仲裁人，在無明顯錯誤之情況下其決定將屬最終且具約束力。

10. 暫停、終止或修訂計劃

(A) 在Metro Pacific委員會建議下，Metro Pacific董事會可隨時暫停或終止Metro Pacific購股權計劃，於此情況下，不得據此進一步授出任何購股權，惟Metro Pacific購股權計劃於所有其他方面將仍屬有效，而暫停或終止Metro Pacific購股權計劃將不會損害購股權持有人根據Metro Pacific購股權計劃早前獲授之權利。

(B) Metro Pacific購股權計劃之任何更改或修訂，須首先獲取佔Metro Pacific已發行股份最少三分二(2/3)之股東批准，方可生效。

11. 其他事項

(A) Metro Pacific購股權計劃所載任何內容不會限制Metro Pacific或其任何附屬公司作出終止有權按Metro Pacific購股權計劃獲授購股權之高級管理人員之僱用及／或罷免Metro Pacific董事之權利。

(B) Metro Pacific購股權計劃並不構成Metro Pacific或Metro Pacific集團任何成員公司與任何合資格參與人士或購股權持有人所訂立任何僱傭合約或其他合約之一部分，而有關人士於彼僱用或合約項下之權利及責任將不會因彼參與Metro Pacific購股權計劃或彼參與計劃可能獲取之任何權利而受到影響，而Metro Pacific購股權計劃將不會向有關合資格參與人士或購股權持有人給予有關因任何理由終止職位或僱用而獲取補償或賠償之額外權利。除構成購股權一部分者外，Metro Pacific購股權計劃將不會賦予任何人士於法律或衡平法上直接或間接對Metro Pacifc產生任何訴訟之法律或衡平法上之權利。

(C) Metro Pacific購股權計劃及據此授出之所有購股權將受菲律賓共和國法例規管並按其詮釋。



FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

（於百慕達註冊成立之有限公司）

茲通告第一太平有限公司（「本公司」）謹定於二零零五年六月九日（星期四）上午十時三十分假香港特別行政區中環干諾道中五號香港文華東方酒店一樓竹林廳及孔雀廳舉行股東週年大會，商議下列事項：

1. 省覽及接納截至二零零四年十二月三十一日止年度之經審核賬目以及董事會與核數師報告。

2. 重聘安永會計師事務所為本公司之核數師，並授權本公司董事會釐定其酬金。

3. 作為普通事項，考慮並酌情通過下列議案為特別決議案：

   (a) **動議**重選林逢生先生為本公司非執行董事兼董事會主席，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3)林逢生先生根據本公司所採納之企業管治常規守則（「守則」）及／或公司細則輪值退任當日。

   (b) **動議**重選彭澤倫先生為本公司常務董事兼行政總監。

   (c) **動議**重選唐勵治先生為本公司執行董事。

   (d) **動議**重選黎高信先生為本公司執行董事。

   (e) **動議**重選陳坤耀教授為本公司獨立非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3)陳坤耀教授根據守則及／或公司細則輪值退任當日。

(f) **動議**重選Graham L. Pickles先生為本公司獨立非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3) Graham L. Pickles先生根據守則及／或公司細則輪值退任當日。

(g) **動議**重選鄧永鏘先生為本公司獨立非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3)鄧永鏘先生根據守則及／或公司細則輪值退任當日。

(h) **動議**重選Albert F. del Rosario大使為本公司非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3)Albert F. del Rosario大使根據守則及／或公司細則輪值退任當日。

(i) **動議**重選林文鏡先生為本公司非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3)林文鏡先生根據守則及／或公司細則輪值退任當日。

(j) **動議**重選林宏修先生為本公司非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3)林宏修先生根據守則及／或公司細則輪值退任當日。

(k) **動議**重選Ibrahim Risjad先生為本公司非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3) Ibrahim Risjad先生根據守則及／或公司細則輪值退任當日。

(l) **動議**重選謝宗宣先生為本公司非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司將於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日或(3)謝宗宣先生根據守則及／或公司細則輪值退任當日。

4. 根據本公司之公司細則釐定董事之酬金。

5. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**授權本公司董事會委任新董事加盟董事會，惟在任何情況下董事會的總人數不得超過按本公司之公司細則不時規定的最高董事人數。而任何獲委任人士須留任董事直至本公司下屆股東週年大會舉行之日為止，屆時將合資格於該會議膺選連任。」

6. 作為特別事項，考慮及酌情通過（無論有否修訂）下列議案為普通決議案：

「**動議**：

(a) 在下文第(c)分段之規限下，一般性及無條件批准本公司董事在有關期間行使本公司所有權力，以配發、發行及處理本公司之額外股份，並作出或授予將須或可能須行使此項權力之售股建議、協議及購股權（包括債券、認股權證、及可轉換為本公司股份的債權證）；

(b) 上文第(a)分段之批准將授權本公司董事於有關期間作出或授予售股建議、協議或購股權（包括債券、認股權證、及可轉換為本公司股份的債權證），該等權力將須或可能須於有關期間終止之後行使；

(c) 本公司董事根據上文第(a)分段之批准所配發或同意在有條件或無條件之情況下所配發（不論是否根據購股權或以其他方式）之股本面值總額（但非根據(i)供股；(ii)根據本公司所發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之認購權或換股權；(iii)依據本公司採納之購股權計劃而行使之購股權；或(iv)按本公司之公司細則規定全數以股份或部份以股份代替股息之以股代息或類似之安排），須不得超過本決議案獲通過當日本公司已發行股本面值總額百分之二十（20%），而該項批准亦須受此限制；及

(d) 就本決議案而言:

「有關期間」指由通過本決議案當日起至下列三者之較早日期為止之期間:

(i) 本公司下屆股東週年大會結束當日;

(ii) 依據法例或本公司之公司細則之規定,本公司下屆股東週年大會須予舉行之期限屆滿當日;及

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列之授權日期。

「供股」指本公司之董事於所訂定之期間,向於指定記錄日期名列股東名冊之股東,按其當時之持股比例提呈配售股份之建議(本公司董事可就有關零碎股份或根據香港以外地區之法例限制或規定,或任何認可管制機構或任何證券交易所之規定,在認為必要或適當時予以取消或作出其他安排)。」

7. 作為特別事項,考慮及酌情通過(無論有否修訂)下列議案為普通決議案:

「**動議**:

(a) 在下文第(b)分段之規限下,一般性及無條件地批准本公司董事在有關期間行使本公司所有權力,根據所有適用的法律,包括香港股份購回守則及香港聯合交易所有限公司(「聯交所」)頒佈的證券上市規則(「上市規則」),在聯交所或於其他獲香港證券及期貨事務監察委員會及聯交所認可的任何其他證券交易所購回本公司股本中之已發行股份;

(b) 按上文第(a)分段規定批准本公司董事有條件或無條件購回或同意購回之股本面值總額不得超過於本決議案日期本公司已發行股本面值總額百分之十(10%),而該項批准亦須受此限制;及

(c) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期為止之期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司下屆股東週年大會須予舉行之期限屆滿當日；及

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列之授權日期。」

8. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**於召開本大會通告所載之第6項及第7項普通決議案獲通過後，將本公司依據第7項普通決議案於本通告日期以後所購回本公司股本中之股份面值總額加入依據第6項普通決議案所授予本公司董事配發及發行股份之一般授權，可予配發及發行或在有條件或無條件情況下同意配發及發行之股本面值總額內。」

9. 作為特別事項，考慮並酌情通過（無論有否修訂）下列議案為特別決議案：

「**動議**將本公司之公司細則作出如下之修改：

(A) 刪除於公司細則第117(A)條第一行出現之「特別決議案」字句，並以「普通決議案」字句取代之。

(B) 於現有公司細則第117條後加入以下第117A、第117B及第117C條新公司細則：

117A. 於每屆股東週年大會上，當時在任之三分之一董事（或倘董事人數並非三之倍數，則以最接近但不多於三分一之數目為準）須退任。任何根據本公司細則第117A條於會上退任之董事須繼續留任，直至該會議結束或休會為止。

117B. 任何有意退任且不欲膺選連任之董事，須根據上述公司細則第117A條計入於任何股東週年大會將輪值退任之董事人數內。任何其他退

任董事將為自彼等最近一次獲選或委任起計任期最長而須輪值退任之董事。倘有數名董事於同日最後獲選，除非彼等互相協定，否則須以抽籤方式釐定退任人選。每位退任董事均合資格膺選連任。

117C. 本公司於任何董事根據公司細則而須退任之股東週年大會上，可推選一名人士填補空缺，倘本公司未能進行選舉，該名退任董事須被視作膺選連任，並（倘願意）繼續留任，直至下屆股東週年大會為止，除非出現如下情況，否則彼將每年續任，直至其職位得到填補：

(a) 於該會議上明確議決不會填補該空缺；或

(b) 應於會上提呈該名董事膺選連任之決議案不獲通過；或

(c) 該名董事已向本公司發出彼無意膺選連任之書面通告。

(C) 刪除出現於公司細則第159(B)條第六行「以郵寄方式送達或寄往登記地址」之字句，並以「送達」之字句取代之。

(D) 刪除出現於公司細則第159(C)條第八行「以郵寄方式送達或寄往登記地址」之字句，並以「送達」之字句取代之。

10. 作為特別決議案，考慮並酌情通過（無論有否修訂）下列議案為普通決議案：

「**動議**批准及採納Metro Pacific Corporation（「MPC」）之新行政人員購股權計劃（有關條款已載於提呈大會，註有「A」字樣並經大會主席簡簽以資識別之文件內）為MPC新行政人員購股權計劃，並動議MPC董事獲授權授出可據此認購MPC股份之購股權、根據行政人員購股權計劃項下可能授出之購股權獲行使而配發及發行MPC股份、行使及履行MPC據此之權利、權力及責任，以及就上述各項進行及採取一切MPC董事可能認為必須或合宜之事情及行動。」

11. 處理本公司之任何其他普通事項。

承董事會命
第一太平有限公司
公司秘書
李麗雯

香港，二零零五年四月三十日

主要辦事處
香港特別行政區中環康樂廣場八號
交易廣場第二座二十四樓

註冊辦事處
Canon's Court, 22 Victoria Street,
Hamilton, HM12, Bermuda

股東週年大會(「大會」)通告之說明附註:

1. 凡有權出席大會並於會上投票之股東,均有權委任一位或多位代表代其出席並投票。受委代表毋須為本公司股東。

2. 載有大會通告(「大會通告」)之通函隨附大會適用之代表委任表格。代表委任表格另下載於香港聯合交易所有限公司網頁,亦可從本公司網頁下載,網址為www.firstpacco.com.hk。

3. 代表委任表格連同簽署表格之授權書或其他授權文件(如有),或經由公證人簽署證明之授權書或授權文件之副本,最遲須於大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處(致:公司秘書處),方為有效。

4. 有關週年大會通告內第6項決議案,由於根據上市規則之規定,現有發行股份之一般授權將於大會結束時失效,故現正尋求股東重新批准該項一般授權。

5. 載有第7項決議案所述購回股份一般授權之其他詳情的說明函件,已刊載於載有大會通告之通函附錄一。

6. 本公司之公司細則乃以英文書寫,並沒有法定中文譯本。故此,大會通告第9項有關修訂公司細則之議案之中文本僅為譯本。倘若中英文版本有任何差異,概以英文本為準。